



TriQuint
ARIS 4ICONDUCTOR INC.

Notice of 2003 Annual Meeting and Proxy Statement

2002 Annual Report on Form 10-K to Stockholders

- Business
- Management's Discussion and Analysis
- Consolidated Financial Statements

Proxy Statement and 2002 Annual Report to Stockholders

To Our Stockholders:

The communications market, in 2002, continued on the path of limited spending established in 2001. Although investment was down, the world's appetite for communications continues to grow. At TriQuint Semiconductor, we believe only a fraction of the systems required for future demand have been conceived, developed and deployed. Our focus, the driving force of TriQuint Semiconductor, is providing the physical interface between the digital revolution and the growing global RF and optical network.

Whether it is a local wireless connection for your laptop, a cell phone, a base station in the cellular network, a high-frequency point-to-point radio link, a LASER enabled fiber, a satellite/ground station connection, or a mission critical radar system, TriQuint's diversity of products and technical expertise provides the critical link. We are positioning ourselves with leadership, products, people and technologies that are fundamental to communications so that we can emerge as a stronger company when growth returns to the market.

The communications technology sector experienced a second year of decline in 2002 with North American carrier capital spending on wireline and wireless equipment down approximately 39% and worldwide cellular handset volumes essentially flat. TriQuint was not immune to this market decline. Revenues for 2002 declined 20.2% from 2001 to $267.3 million. We had a loss, based on accounting principles generally accepted in the United States (GAAP), of $158.6 million. Excluding charges associated with accounting adjustments to the book value of our assets, acquisition related charges and certain other gains and charges, TriQuint reported a pro-forma* loss of $6.8 million in 2002 compared to a pro-forma profit of $36 million in 2001. We generated $30.5 million of positive cash flow from operating activities in 2002 and exited the year with total cash, current and non-current cash equivalents and marketable securities of $467 million.

Our task has been to manage shrinking revenue and control costs while simultaneously investing research and development dollars in a new foundation for value growth. In 2002, we acquired the gallium arsenide based products and business of Infineon Technologies and parts of the silicon germanium based products and business of IBM. These investments complemented our internal efforts and increased our participation in the wireless market. We also announced the acquisition of the optoelectronics business from Agere Systems which was completed on January 2, 2003. These acquisitions expand the products we offer to our communications customers and increase significantly our total available market. Fueled by our vision of an interconnected society, we believe these investments position us for strong performance in the future.

Internal product development investments are also providing growth. Our RF filter products revenues grew nearly 50% in 2002 over 2001. Our duplexer products, which provided less than $200,000 in revenues for 2001, added $11.8 million in 2002 revenues. We introduced a total of 127 new products to the marketplace, including the first in our family of power amplifier module (PAM) products and the industry's first silicon germanium based power amplifier module.

We have also invested in our semiconductor fabrication plants. In 2002, we transitioned out of a facility leased from Texas Instruments into our new plant in Richardson, Texas. We upgraded our Hillsboro, Oregon, facility from four-inch diameter wafers to six-inch diameter wafers. As utilization rates climb, these actions provide lower unit costs and improved responsiveness for our customers. We are committed to being both a performance leader and a cost leader.

I am proud of the employees of TriQuint Semiconductor and the commitment they have made to our company. Through their dedication we have executed key strategic programs and critical new product development efforts. We are a stronger company now than we were at the beginning of the year. As we pursue our vision of connecting the digital explosion to the world's networks, we are looking forward to the new challenges of 2003.



Ralph Quinsey
President and Chief Executive Officer
TriQuint Semiconductor, Inc.

* See reconciliation of GAAP net income to pro-forma net income on page 33 of the attached Annual Report on Form 10-K for the year ended December 31, 2002.

Notice of 2003 Annual Meeting

and

Proxy Statement

TRIQUINT SEMICONDUCTOR, INC.
2300 N.E. Brookwood Parkway
Hillsboro, Oregon 97124

April 15, 2003

Dear Stockholders:

Our 2003 Annual Meeting of Stockholders will be held on Wednesday, May 21, 2003, at 1:30 p.m., local time, at our Texas manufacturing facility located at 500 West Renner Road, Richardson, Texas 75080. You are invited to attend this meeting to give us an opportunity to meet you personally and to allow us to introduce to you the key management and members of the board of directors of our company.

The formal notice of meeting, the proxy statement, the proxy card and a copy of the Annual Report on Form 10-K for the year ended December 31, 2002 are enclosed.

I hope that you will be able to attend the meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy card promptly. A prepaid reply envelope is provided for this purpose. You may also vote electronically via the internet or by telephone. Please see "Voting by Internet or Telephone" and the attached proxy card for further details. Your shares will be voted at the meeting in accordance with your proxy regardless of the voting method used.

If you have shares in more than one name, or if your stock is registered in more than one way, you may receive multiple copies of the proxy materials. If so, please sign and return each proxy card you receive so that all of your shares may be voted. I look forward to meeting you at the annual meeting.

Very truly yours,

TRIQUINT SEMICONDUCTOR, INC.



RALPH G. QUINSEY
President and Chief Executive Officer

TRIQUINT SEMICONDUCTOR, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Wednesday, May 21, 2003
1:30 p.m.

TO OUR STOCKHOLDERS:

The 2003 Annual Meeting of Stockholders of TriQuint Semiconductor, Inc., a Delaware corporation ("TriQuint", "we", "us" or "our company"), will be held on Wednesday, May 21, 2003 at 1:30 p.m., local time, at 500 West Renner Road, Richardson, Texas 75080, for the following purposes:

1. To elect ten directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;
2. To approve an amendment to our 1996 stock incentive program to increase the aggregate number of shares of common stock that may be issued under such program by 6,500,000 shares to a total of 31,050,000 shares;
3. To approve an amendment to our 1996 stock incentive program to amend the formula grant mechanism for non-employee directors as described herein;
4. To vote upon a proposal submitted by a stockholder, if properly presented at the meeting; and
5. To transact such other business as may properly come before the annual meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or before any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Stockholders who owned shares of our common stock at the close of business on Wednesday, April 2, 2003 are entitled to attend and vote at the annual meeting. A complete list of these stockholders will be available during normal business hours for ten days prior to the meeting at our headquarters located at 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124. A stockholder may examine the list for any legally valid purpose relating to the meeting. The list will also be available during the annual meeting for inspection by any stockholder present at the meeting.

Whether or not you plan to attend the annual meeting, please complete, sign, date and return the enclosed proxy card as promptly as possible in the accompanying reply envelope. You may also vote electronically via the internet or by telephone. For specific instructions, please refer to the information provided with your proxy card.

For the Board of Directors of
TRIQUINT SEMICONDUCTOR, INC.



Raymond A. Link
Vice President, Finance and
Administration, Chief Financial Officer and Secretary

Hillsboro, Oregon
April 15, 2003

YOUR VOTE IS IMPORTANT.
PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ACCOMPANYING REPLY ENVELOPE OR VOTE VIA THE TELEPHONE OR INTERNET AS SOON AS POSSIBLE.

TRIQUINT SEMICONDUCTOR, INC.

PROXY STATEMENT FOR THE 2003 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

The enclosed proxy is solicited on behalf of the board of directors of TriQuint Semiconductor, Inc., a Delaware corporation ("TriQuint," "we," "us," or "our company"), for use at our 2003 Annual Meeting of Stockholders, or at any adjournment. The annual meeting will be held on Wednesday, May 21, 2003 at 1:30 p.m., local time, for the purposes set forth in the accompanying notice of annual meeting of stockholders. The annual meeting will be held at 500 West Renner Road, Richardson, Texas 75080. Our telephone number at that location is (972) 994-8200.

This proxy statement and the enclosed proxy card were mailed on or about April 15, 2003, together with our 2002 Annual Report on Form 10-K for the year ended December 31, 2002, to all stockholders entitled to vote at the annual meeting.

Record Date and Shares Outstanding

Only stockholders of record at the close of business on April 2, 2003 are entitled to attend and vote at the annual meeting. On the record date, 133,198,418 shares of our common stock were outstanding and held of record by 512 stockholders. On the record date, $268,755,000 of our 4% convertible subordinated notes due 2007 were outstanding and were convertible at the option of the holders thereof to an aggregate of 3,963,938 shares of our common stock. The closing price of our common stock on the Nasdaq National Market on the record date was $3.14 per share. The closing price of our 4% convertible subordinated notes due 2007 on the PORTAL market on the record date was $823.75 per $1,000 principal amount of note.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person making such submission at any time before its use by (i) delivering to the secretary of our company a written notice of revocation or a duly executed proxy bearing a later date, or (ii) by attending the annual meeting and voting in person. Attendance at the annual meeting, by itself, will not revoke a proxy.

Voting

The two persons named as proxies on the enclosed proxy card, Ralph G. Quinsey, our president and chief executive officer, and Raymond A. Link, our vice president, finance and administration, chief financial officer and secretary, were designated by the board of directors. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) and where a choice has been specified by the stockholder as provided in the proxy card, it will be voted in accordance with the instructions you indicate on the proxy card. If you submit the proxy card, but do not indicate your voting instructions, your shares will be voted as follows:

- FOR Proposal No. 1 to elect the nominees for directors proposed by the board of directors;
- FOR Proposal No. 2 to approve an amendment to our 1996 stock incentive program to increase the aggregate number of shares of our common stock that may be issued under such program by 6,500,000 shares to a total 31,050,000 shares;
- FOR Proposal No. 3 to approve an amendment to our 1996 stock incentive program to amend the formula grant mechanism for non-employee directors; and
- AGAINST Proposal No. 4, if presented

Other than the proposals listed above, our board of directors does not intend to present any other matters to be voted on at the meeting. Our board of directors is not currently aware of any other matters that will be presented by others for action at the meeting. However, if other matters are properly presented at the meeting and you have signed and returned your proxy card, the proxy holders will have discretion to vote your shares on these matters to the extent authorized under the Securities Exchange Act of 1934, as amended.

Proxy Solicitation Costs

We will bear the entire cost of this proxy solicitation, including the preparation, assembly, printing and mailing of proxy materials. In addition, we may reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding these proxy materials to you. Proxies may also be solicited by certain of our directors, officers and other employees, without additional compensation, personally or by telephone or telegram. We may also retain an outside proxy solicitation firm, the expense of which we do not expect to exceed $15,000. We expect our transfer agent Mellon Investor Services LLC to tabulate the proxies.

Voting at the Meeting

Every stockholder voting for the election of directors (Proposal No. 1) may cumulate such stockholder's votes and (i) give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares that such stockholder is entitled to vote or (ii) distribute such stockholder's votes on the same principle among as many candidates as the stockholder may select, provided that votes cannot be cast for more than ten candidates. However, no stockholder is entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and the stockholder, or any other stockholder, has given notice at the meeting and, prior to the voting, of the intention to cumulate the stockholder's votes. On all matters other than Proposal No. 1, each share of common stock outstanding on the record date is entitled to one vote per share at the annual meeting. Holders of the 4% convertible subordinated notes due 2007 are not entitled to vote at the annual meeting. The 4% subordinated convertible notes due 2007 are not entitled to vote on any matter until such time as they are converted to our common stock.

The vote required and method of calculation for the proposals to be considered at the annual meeting are as follows:

Proposal One — Election of Directors. The ten nominees for election as directors who receive the greatest number of votes, in person or by proxy, will be elected directors.

Proposal Two — Amendment to 1996 Stock Incentive Program to Increase the Aggregate Number of Shares Available for Stock Option Grants. This amendment to the 1996 stock incentive program will require the affirmative vote of a majority of the shares present at the annual meeting, in person or by proxy.

Proposal Three — Amendment to 1996 Stock Incentive Program to Amend the Formula Grant Mechanism for Non-Employee Directors. This amendment to the 1996 stock incentive program will require the affirmative vote of a majority of the shares present at the annual meeting, in person or by proxy.

Proposal Four — Stockholder Proposal. The stockholder proposal will require the affirmative vote of a majority of the shares present at the annual meeting, in person or by proxy.

You may vote either "for" or "withhold" your vote for the nominees for election as directors. You may vote "for," "against," or "abstain" from voting on the proposals to amend our 1996 stock incentive program and the stockholder proposal.

Abstentions and Broker Non-Votes

If you return a proxy card that indicates an abstention from voting in all matters, the shares represented will be counted as present for the purpose of determining a quorum, but they will not be voted on any matter at the annual meeting. Consequently, if you abstain from voting on the proposal to elect directors, your abstention will have no effect on the outcome of the vote with respect to this proposal. If you abstain from voting on the proposals to amend the 1996 stock incentive program and the stockholder proposal, your abstention will have the same effect as a vote against the proposals.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Thus, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "for" routine matters but expressly instructing that the broker is NOT voting on non-routine matters. A "broker non-vote" occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Broker non-votes are counted for the purpose of determining the presence or absence of a quorum but are not counted for determining the number of votes cast for or against a proposal. Your broker will have discretionary authority to vote your shares on each of the proposals, which are all routine matters. However, the New York Stock Exchange has proposed new regulations that would require brokers or other nominees that are NYSE member organizations from voting in favor of proposals relating to equity compensation plans unless they receive specific instructions from the beneficial owner of the shares to vote in that manner. This new rule may become effective before the meeting, in which case, for shares held through a broker or other nominee who is a NYSE member organization, your shares will only be voted in favor of Proposal No. 2 and Proposal No. 3 if you have provided specific voting instructions to your broker or other nominee to vote your shares in favor of that proposal.

Voting by Internet or Telephone

Instead of submitting your proxy vote with the enclosed paper proxy card, you may vote electronically via the internet or by telephone in accordance with the procedures set forth on the proxy card. The internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

A board of ten directors is to be elected at the annual meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the ten nominees named below, all of whom are presently directors of our company. In the event that any nominee of our company is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee who shall be designated by the present board of directors to fill the vacancy. The term of office for each person elected as a director will continue until the next annual meeting or until a successor has been elected and qualified. The following table lists the persons nominated by the board of directors to be elected as directors and their ages as of April 2, 2003:

Name of Nominee	Age	Position with TriQuint	Since
Francisco Alvarez	57	Director	2000
Dr. Paul A. Gary	62	Director	1996
Charles Scott Gibson	50	Director	1992
Nicolas Kauser	63	Director	1999
Steven P. Miller	55	Director	2001
Ralph G. Quinsey	47	President and Chief Executive Officer, Director	2002
Dr. Walden C. Rhines	56	Director	1995
Steven J. Sharp	61	Chairman of the Board, Director	1992
Edward F. Tuck	71	Director	1994
Willis C. Young	62	Director	2001

There is no family relationship between any director and/or executive officer of our company.

Mr. Alvarez has been a director of our company since October 2000. Mr. Alvarez was employed with Intel Corporation from 1979 until his retirement in June 2000. During that time, he was responsible for a number of wafer fabrication and assembly/test operations in the United States, Israel, Ireland and Costa Rica. His last position was as Vice President and General Manager of Systems Manufacturing. From 1969 until 1979, Mr. Alvarez served in various wafer fabrication management capacities for National Semiconductor Corporation. Mr. Alvarez also serves as a director of Therma-Wave, Inc. Mr. Alvarez holds a B.A. degree in Physics from Carthage College and a B.S. degree in Electrical Engineering from the University of Illinois.

Dr. Gary has been a director of our company since May 1996. Dr. Gary has been retired since 1996. From 1967 until 1996, he served in various capacities for Bell Laboratories, Western Electric Corporation and the Microelectronics division of AT&T Corp. (now Lucent Technologies, Inc.), with his last position being Vice President of the Netcom IC Business Unit. He also serves as Chairman of the Board of Directors of Data I/O Corporation. Dr. Gary holds a B.S. degree in Electrical Engineering from Lafayette College, a M.S. degree in Electrical Engineering from Stanford University and a Ph.D. in Electrical Engineering from Stanford University.

Mr. Gibson has been a director of our company since September 1992. Since March 1992, Mr. Gibson has been a director and consultant to high technology companies. He co-founded Sequent Computer Systems Inc., a computer systems company, in 1983 (which was acquired by International Business Machines Corporation), and served as its President from January 1988 to February 1992. From 1976 to 1983, Mr. Gibson was employed at Intel Corporation as General Manager, Memory Components Operations. He also serves as chairman of the board of RadiSys Corporation, and is a director of Livebridge, Inc., Pixelworks, Inc., and Northwest Natural Gas Company. Mr. Gibson also serves on the Oregon Health and Sciences University Governing and Foundation Board of Trustees and the Oregon Community Foundation. He received a B.S. degree in Electrical Engineering and an M.B.A. from the University of Illinois.

Mr. Kauser has been a director of our company since December 1999. From 1990 through his retirement in 1998, Mr. Kauser served as Executive Vice President and Chief Technology Officer of AT&T Wireless Services,

Seattle, Washington (formerly McCaw Cellular Communications, Inc.). From 1984 through 1990, Mr. Kauser was employed by Rogers Cantel, Inc., a Canadian wireless service provider, as Vice President of Engineering and later, Senior Vice President of Network Operations. He was a member of Cantel's Board of Directors from 1990 to 1998. Mr. Kauser received a B.S. degree in Electrical Engineering from McGill University, Montreal, Canada.

Mr. Miller has been a director of our company since July 2001. Mr. Miller was Sawtek Inc.'s Chief Executive Officer from 1986 to 1999, Chairman from 1996 to July 2001 and President from 1979 to 1997. Prior to co-founding Sawtek in 1979, he was Manager of SAW Device Engineering and Development Laboratory at Texas Instruments Incorporated. Mr. Miller also serves as Chairman of the Board of Directors of Xytrans, Inc. Mr. Miller has a B.S. degree in Electrical Engineering from South Dakota School of Mines and Technology.

Mr. Quinsey joined our company in July 2002 as President and Chief Executive Officer and a director. Mr. Quinsey was Vice President and General Manager of the Analog Division of ON Semiconductor Corporation, a manufacturer of semiconductors for various applications, from September 1999 to January 2002. From 1979 to September 1999, Mr. Quinsey was employed by Motorola, Inc., a manufacturer of semiconductors and communications equipment, in various positions including most recently as Vice President and General Manager for the RF/IF Circuits Division. Mr. Quinsey has a B.S. degree in electrical engineering from Marquette University.

Dr. Rhines has been a director of our company since May 1995. Dr. Rhines has been the President, Chief Executive Officer and a director of Mentor Graphics Corporation, an electronic design automation company, since 1993 and is currently its Chief Executive Officer and Chairman of the Board of Directors. Prior to joining Mentor Graphics, he spent 21 years at Texas Instruments Incorporated, with his most recent position having responsibility for directing its worldwide semiconductor business as the Executive Vice President of Texas Instruments' Semiconductor Group. Dr. Rhines also serves as a director of Cirrus Logic, Inc. Dr. Rhines holds a B.S. degree in Metallurgical Engineering from the University of Michigan, an M.S. degree and Ph.D. in Materials Science and Engineering from Stanford University and an M.B.A. from Southern Methodist University.

Mr. Sharp joined our company in September 1991 as director, President and Chief Executive Officer. In May 1992 he became Chairman of our Board. Previously, Mr. Sharp was the founder and served as Chief Executive Officer of Power Integrations, Inc., a semiconductor manufacturing company. Prior to that time, Mr. Sharp was employed for 14 years by Signetics Corporation (since acquired by Philips Electronics N.V.) and for nine years by Texas Instruments Incorporated. Mr. Sharp also serves as a director of Power Integrations, Inc. He received a B.S. degree in Mechanical Engineering from Southern Methodist University, a M.S. degree in Engineering Science from California Institute of Technology and an M.B.A. from Stanford University.

Mr. Tuck has been a director of our company since November 1994. Mr. Tuck is currently the Chairman of the Board of Directors and Chief Executive Officer of Wavestream Corporation. Since 1990 he has been a general partner of Kinship Venture Management LLP, which is the general partner of Kinship Partners II, a venture capital fund. From 1986 to 1995, Mr. Tuck was a general partner of Boundary, the general partner of The Boundary Fund, a venture capital fund. He spent most of his career in the telecommunications industry, serving in various positions with GTE Corporation and as Vice President and Technical Director of ITT North America Telecommunications, among others. Mr. Tuck holds a B.S. degree in Electrical Engineering from the University of Missouri at Rolla.

Mr. Young has been a director of our company since July 2001. Prior to joining our board, he was a director of Sawtek from 1996 until 2001. Mr. Young retired in July 2000. Mr. Young was a Senior Partner in the Atlanta office of BDO Seidman, LLP, an international accounting and consulting firm, from January 1996 to June 2000. From April 1995 to December 1995, Mr. Young was the Chief Financial Officer for Hayes Microcomputer Products, Inc., a manufacturer of modems and communication equipment. From 1965 to 1995, Mr. Young held various positions with BDO Seidman, LLP, and from 1988 to 1995 he was Vice Chairman and a member of BDO Seidman's Executive Committee. Mr. Young has a B.S. degree in Accounting from Ferris State University. He is a Certified Public Accountant.

Meetings and Committees of the Board of Directors

Our board of directors held nine meetings during 2002. No director attended fewer than 75% of the meetings of the board of directors and committees thereof in 2002 during the period that he was a member of the board of directors. The board of directors has an audit committee, a compensation committee and a nominating and governance committee.

In 2002, the audit committee consisted of directors Young, who serves as Chairman, Gary and Tuck. The audit committee is responsible for appointing and overseeing actions taken by our independent accountants, reviewing our external financial reports and filings with the Securities and Exchange Commission ("the SEC") and reviewing our internal financial controls. The audit committee held eight meetings in 2002. No director attended fewer than 75% of the audit committee meetings in 2002 during the period that he was a member of the audit committee.

In 2002, the compensation committee consisted of directors Gibson, who serves as Chairman, Gary, Kauser and Rhines. The compensation committee is responsible for determining salaries, incentives and other forms of compensation for our executive officers as well as overseeing the administration of various incentive compensation and benefit plans, including our 1996 Stock Incentive Program. The compensation committee had four meetings in 2002. No director attended fewer than 75% of the compensation committee meetings in 2002 during the period that he was a member of the compensation committee.

In 2002, the nominating and governance committee consisted of directors Alvarez, who also serves as Chairman, Gary, Gibson, Kauser, Miller, Rhines, Tuck and Young. The nominating and governance committee was formed in September 2002 and had one meeting in 2002. Each member of the nominating and governance committee attended the sole meeting.

The purpose of the nominating and governance committee is to ensure that the board of directors is properly constituted to meet its fiduciary obligations to stockholders and our company and that we have and follow appropriate governance standards. To carry out this purpose, the nominating and governance committee shall: (1) assist the board of directors by identifying prospective director nominees and to recommend to the board of directors the director nominees for the next annual meeting of stockholders; (2) develop and recommend to the board of directors the governance principles applicable to us; (3) oversee the evaluation of the board of directors and management; and (4) to recommend director nominees for each committee. The board of directors has adopted a written charter for the nominating and governance committee and it is attached hereto on *Annex A*.

The nominating and governance committee of the board of directors considers nominees for election to the board of directors proposed by the stockholders. Any stockholder who wants to recommend a prospective nominee for the nominating and governance committee's consideration may do so by giving the candidate's name and qualifications in writing to the Secretary of our company at the following address: 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL TWO
AMENDMENT TO THE 1996 STOCK INCENTIVE PROGRAM TO INCREASE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR STOCK OPTIONS

The board of directors has approved an amendment to our 1996 stock incentive program to increase the aggregate number of shares of our common stock that may be issued under the 1996 stock incentive program by 6,500,000 shares to a total of 31,050,000 shares. At the annual meeting, our stockholders are being asked to approve the amendment which is described below. As of the record date, options to purchase 17,416,698 shares of our common stock were outstanding under the 1996 stock incentive program, 7,319,774 of which were vested.

The board of directors adopted the amendment to the 1996 stock incentive program in order to provide additional long-term incentives to all of our employees as well as to maintain competitive compensation packages for our key employees. This proposal increases the number of shares authorized for issuance under the 1996 stock incentive program to provide sufficient shares for anticipated grants to be issued to both new and existing employees through May 2004. We intend to utilize the options available for grant to attract and retain both executive and other key employees.

The board of directors strongly believes that stock options are a key part of the overall compensation package for our employees. The 1996 stock incentive program helps us attract and retain our employees. All full-time employees in the U.S. receive a stock option grant at date of hire and all are eligible for an annual grant based on individual merit. Most of our non-U.S. management level employees also receive stock option grants. Our compensation package is a variable compensation program with stock options designed to align the interest of our employees with those of our stockholders. Furthermore, our compensation program includes:

- base salaries set normally below the mid point based on salary surveys;
- base salaries that have been adjusted only once since 2000 for most of our employees;
- a profit sharing plan, which did not make any payments to employees in 2002 and made limited payments in 2001. Amounts listed as 2001 bonus payments on the summary compensation table for certain executive officers generally relate to amounts earned in 2000 but paid in 2001; and
- a key employee incentive plan for management that did not make any payments for fiscal 2002 results.

We did not re-price any stock options in 2002, nor did we grant any stock options at less than fair market value from the 1996 stock incentive program. In 2002, the board amended all of our option plans to prohibit re-pricing of options and grants of stock options at less than fair market values. In 2002 and early 2003, we completed the acquisition of three business units: the gallium arsenide operations of Infineon AG; a portion of the silicon germanium business from IBM; and a portion of the optoelectronics business from Agere Systems, Inc. In total we acquired approximately 400 employees and granted stock options totaling 4,709,543 shares of which 3,189,671 were granted from the 1996 stock incentive program and 1,519,872 from the 1998 nonstatutory stock option plan. The impact of this was to reduce our pool of available stock options.

The following summary of the 1996 stock incentive program is qualified in its entirety by the specific language of the 1996 stock incentive program, a copy of which is available upon written request to the secretary of our company.

Background

The 1996 stock incentive program, approved by our board of directors in February 1996 and our stockholders in May 1996, provides for the grant of incentive stock options and nonstatutory stock options to officers and other employees of our company or any parent or subsidiary of our company. Additionally, the 1996 stock incentive program provides for the grant of nonstatutory stock options to directors and consultants. As of the record date, the persons eligible to participate in the 1996 stock incentive program included 13 officers, eight non-employee directors and approximately 1,500 other employees of our company and its subsidiaries. During the year ended December 31, 2002, options to purchase 4,355,426 shares of common stock were granted under the 1996 stock incentive program at an average exercise price of approximately $7.03 per share. At the time of its adoption,

2,400,000 shares were authorized and reserved for issuance under the 1996 stock incentive program. In May 1997, the stockholders approved an amendment to the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 2,400,000 shares. In May 1998, the stockholders approved an amendment to the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 2,700,000 shares. In May 1999, the stockholders approved an amendment to the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 2,850,000 shares. In May 2000, the stockholders approved an amendment to the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 3,800,000 shares. In May 2001, the stockholders approved an amendment to the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 3,900,000 shares. In May 2002, the stockholders approved an amendment to the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 6,500,000 shares. As of the record date, options to purchase an aggregate of 17,416,698 shares of our common stock were outstanding, with an average exercise price of $13.42 per share, and 10,179,473 shares (including the 6,500,000 shares subject to stockholder approval at this annual meeting) were available for future grant. In addition, as of the record date 3,453,829 shares have been purchased pursuant to exercise of stock options under the 1996 stock incentive program. At the annual meeting, you are being asked to approve an amendment of the 1996 stock incentive program to increase the number of shares of common stock reserved for issuance thereunder by 6,500,000 shares.

Administration

The board of directors has vested the compensation committee with full authority to administer the 1996 stock incentive program in accordance with its terms and to determine all questions arising in connection with its interpretation and application. The compensation committee is currently comprised of directors Gibson, Gary, Kauser and Rhines none of whom are employees of our company. In any calendar year, no person may be granted options under the 1996 stock incentive program exercisable for more than 750,000 shares, except the president who may not receive options under the 1996 stock incentive program exercisable for more than 1,500,000 shares.

Minimum Option Price

The exercise price of incentive stock options granted under the 1996 stock incentive program must equal or exceed the fair market value of the common stock on the date of grant (110% of the fair market value in the case of employees who hold 10% or more of the voting power of our common stock or of our subsidiary companies), and the exercise price of nonstatutory stock options must equal or exceed 100% of the fair market value of common stock on the date of grant. As defined in the 1996 stock incentive program, "fair market value" means the last reported sales price of the common stock on the Nasdaq National Market System on the date of grant.

Duration of Options

Subject to earlier termination of the option as a result of termination of employment, death or disability, each option granted under the 1996 stock incentive program expires on the date specified by the compensation committee, but in no event more than (i) ten years from the date of grant in the case of nonstatutory stock options, (ii) ten years from the date of grant in the case of incentive stock options generally and (iii) five years from the date of grant in the case of incentive stock options granted to employees who hold 10% or more of the voting power of our common stock or any of our subsidiary companies.

Means of Exercising Options

The board of directors or its compensation committee, as the case may be, may determine the consideration to be paid for the shares to be issued upon exercise of an option, including the method of payment, and may consist entirely of: (i) cash, (ii) check, (iii) promissory note, (iv) other shares of our common stock which (a) either have been owned by the optionee for more than six months on the date of surrender or were not acquired, directly or indirectly, from our company and (b) have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which said option shall be exercised, (v) delivery of a properly executed exercise notice together with such other documentation as the administrator and the broker, if applicable, shall require to effect an exercise of the option and delivery to us of the sale or loan proceeds required to pay the exercise price or (vi) any combination of such methods of payment, or such other consideration and method of payment for the issuance of shares to the extent permitted under state law.

Term and Amendment of the 1996 Program

The 1996 stock incentive program became effective when adopted by the board of directors. The 1996 stock incentive program will continue in effect until February 1, 2006 unless earlier terminated in accordance with its terms. The board of directors may terminate or amend the 1996 stock incentive program at any time, provided, however, that we must obtain stockholder approval of any amendment to the extent necessary and desirable to comply with the SEC Rule 16b-3 or with Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor rule, regulation or statute. In addition, we must obtain stockholder approval in order to reduce the exercise price of any outstanding option under the 1996 stock incentive program prior to making any such change. Stockholder approval, if required, must be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

Assignability

Unless otherwise indicated, no option granted under the 1996 stock incentive program is assignable or transferable by the optionee except by will or by the laws of descent and distribution.

Federal Tax Effects of Incentive Stock Options

We intend that incentive stock options granted under the 1996 stock incentive program will qualify as incentive stock options under Section 422 of the Code. An optionee acquiring stock pursuant to an incentive stock option receives favorable tax treatment in that the optionee does not recognize any taxable income at the time of the grant of the incentive stock option or upon its exercise (unless the alternative minimum tax applies, discussed below). The tax treatment of the disposition of incentive stock option stock depends upon whether the stock is disposed of within the holding period, which is the later of two years from the date the incentive stock option is granted or one year from the date the incentive stock option is exercised. If the optionee disposes of incentive stock option stock after completion of the holding period, the optionee will recognize as capital gains income the difference between the amount received in such disposition and the basis in the incentive stock option stock, i.e. the option's exercise price. If the optionee disposes of incentive stock option stock before the holding period expires, it is considered a disqualifying disposition and the optionee must recognize all or part of the gain on the disposition as ordinary income in the year of the disqualifying disposition. Generally, the amount of ordinary income recognized will equal the difference between the option's exercise price and the stock's fair market value at the time the option is exercised (the "bargain purchase element") or, if lower, the difference between the amount realized upon disposition and the option exercise price. While the exercise of an incentive stock option does not result in taxable income, there are implications with regard to the alternative minimum tax. When calculating income for alternative minimum tax purposes, the favorable tax treatment granted incentive stock options is disregarded and the bargain purchase element of the incentive stock option will be considered as part of alternative minimum tax income. Just as the optionee does not recognize any taxable income on the grant or exercise of an incentive stock option, we are not entitled to a deduction on the grant or exercise of an incentive stock option. Upon a disqualifying disposition of incentive stock option stock, we may deduct from taxable income in the year of the disqualifying disposition an amount generally equal to the amount that the optionee recognizes as ordinary income due to the disqualifying disposition.

Federal Tax Effects of Nonstatutory Stock Options

If an option does not meet the statutory requirements of Section 422 of the Code and therefore does not qualify as an incentive stock option, the difference, if any, between the option's exercise price and the fair market value of the stock on the date the option is exercised is considered compensation and is taxable as ordinary income to the optionee in the year the option is exercised. We may deduct the amount of income recognized by an employee. Although an optionee will generally realize ordinary income at the time the nonstatutory stock option is exercised, if the stock issued upon exercise of the option is considered subject to a "substantial risk of forfeiture" and if the employee has not filed a "Section 83 Election," then the optionee is not taxed when the option is exercised, but rather when the forfeiture restriction lapses. At that time, the optionee will realize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the stock on the date the forfeiture restriction lapses and we will receive a corresponding tax deduction.

The foregoing summary of federal income tax consequences of stock options does not purport to be complete, nor does it discuss the provisions of the income tax laws of any state or foreign country in which the optionee resides.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE APPROVAL OF THE AMENDMENT TO OUR 1996 STOCK INCENTIVE PROGRAM TO INCREASE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR STOCK OPTIONS.

PARTICIPATION IN THE 1996 PROGRAM

All option grants to executive officers under the 1996 stock incentive program are subject to the discretion of the compensation committee of the board of directors. As of the date of this proxy statement, the administrator has not made any determination with respect to future option grants. The administrator of the 1996 stock incentive program currently plans to make grants to non-employee directors of 17,500 shares per each non-employee director elected at the annual meeting if our stockholders approve Proposal No. 3. Therefore, except for these grants to non-employee directors, future awards are not determinable. Effective on the date of the annual meeting, the following non-employee directors, if elected and our stockholders approve Proposal No. 3, would receive options to purchase the number of shares specified:

Name	Grants
Francisco Alvarez	17,500 shares
Dr. Paul A. Gary	17,500 shares
Charles Scott Gibson	17,500 shares
Nicolas Kauser	17,500 shares
Steven P. Miller	17,500 shares
Dr. Walden C. Rhines	17,500 shares
Edward F. Tuck	17,500 shares
Willis C. Young	17,500 shares

The table below depicts the issuance of grants under the 1996 stock incentive program during 2002 to (i) each of our directors, (ii) the chief executive officer and the next four most highly compensated executive officers in 2002 (the "Named Executive Officers"), (iii) current executive officers as a group, (iv) non-employee directors as a group and (v) all other employees (including all current officers who are not executive officers) as a group.

Name	Grants 2002
Francisco Alvarez	10,000 shares
Dr. Paul A. Gary	10,000 shares
Charles Scott Gibson	10,000 shares
Nicolas Kauser	10,000 shares
Steven P. Miller	10,000 shares
Ralph G. Quinsey(1)	500,000 shares
Dr. Walden C. Rhines	10,000 shares
Steven J. Sharp	20,000 shares
Edward F. Tuck	10,000 shares
Willis C. Young	10,000 shares
Thomas V. Cordner	42,500 shares
Raymond A. Link	47,500 shares
J. David Pye	37,500 shares
Ronald R. Ruebusch	37,500 shares
All current executive officers as a group (12 persons)	915,000 shares
All non-employee directors as a group (8 persons)	80,000 shares
All other employees (including all current officers who are not executive officers) as a group	3,360,426 shares

(1) Mr. Quinsey was granted an option to purchase 500,000 shares of common stock in July 2002 upon his appointment as our President and Chief Executive Officer.

PROPOSAL THREE
AMENDMENT TO THE 1996 STOCK INCENTIVE PROGRAM TO AMEND FORMULA GRANT MECHANISM FOR NON-EMPLOYEE DIRECTORS

The board of directors has approved an amendment to our 1996 stock incentive program to amend the non-discretionary grant mechanism for the grant of options to non-employee directors. At the annual meeting, our stockholders are being asked to approve the amendment which is described below. As of the record date, options to purchase 17,416,698 shares of our common stock were outstanding under the 1996 stock incentive program, 7,319,774 of which were vested.

Our 1996 stock incentive program currently provides for the grant of options to purchase our common stock to non-employee directors pursuant to a non-discretionary, automatic grant mechanism, whereby each such director is automatically granted an option to purchase up to 10,000 shares on the date of each annual meeting (the "Annual Option"). In addition, our 1996 stock incentive program currently provides that each non-employee director, upon first becoming a member of the board of directors on a date other than the date of an annual meeting, is granted an initial option to purchase a number of shares of our common stock equal to 10,000 multiplied by a fraction the numerator of which is 12 minus the number of whole months that have elapsed since the date of the last annual stockholder meeting and the denominator of which is 12 (the "Partial Annual Option"). Each Annual Option and Partial Annual Option has a five year term (subject to earlier termination upon the individual's termination as a member of our board of directors) and vests as to 25% of the shares subject to such option six months after its date of grant and as to an additional 12.5% of the shares subject to such option each calendar quarter thereafter, so that 100% of the shares subject to such option shall be exercisable two years after its date of grant.

Our 1996 stock incentive program also currently provides that upon the date each non-employee director becomes a non-employee director (other than employee directors who become non-employee directors by ceasing to be employees), he or she will receive an option to purchase 33,000 shares of our common stock (the "Initial Option"). An Initial Option has a ten year term (subject to earlier termination upon the individual's termination as a member of our board of directors) and vests and becomes exercisable as to 28% of the shares subject to such option one year after its date of grant and as to an additional 2% of the shares subject to such option each calendar month thereafter, so that 100% of the shares subject to such option shall be exercisable four years after the date of grant.

The board of directors adopted the amendment to the 1996 stock incentive program, which is contingent upon shareholder approval, to amend the formula grant mechanism with respect to the Annual Option and the Partial Annual Option. For the Annual Option, each non-employee director will be automatically granted an option to purchase up to 17,500 shares on the date of each annual meeting, provided that he or she will continue to serve as a non-employee director through such date. For the Partial Annual Option, each non-employee director, upon first becoming a member of the board of directors on a date other than the date of an annual meeting, will be automatically granted an initial option to purchase a number of shares of our common stock equal to 17,500 multiplied by a fraction the numerator of which is 12 minus the number of whole months that have elapsed since the date of the last annual stockholder meeting and the denominator of which is 12, provided that he or she will continue to serve as a non-employee director through such date. The amendment does not impact the Initial Option or the vesting or the term of the Annual Option or the Partial Annual Option.

In February 2003, the board of directors, upon review of comparable company data and in light of the added governance responsibilities for non-employee directors, restructured compensation for our board members. The board approved the amendment described above after reviewing stock option data provided by the Radford Survey of 13 semiconductor companies of a size similar to TriQuint and a peer review of nine other companies. See page 22 for a discussion of the additional changes that the board of directors approved with respect to director compensation. The board of directors believes the amendment to the formula grant mechanism is necessary in order to provide additional long-term incentives to our current non-employee directors, as well as to attract and retain the best available candidates for these positions in the future.

For a summary of the 1996 stock incentive program, please see Proposal No. 2. The summary is qualified in its entirety by the specific language of the 1996 stock incentive program, a copy of which is available upon written request to the secretary of our company.

For information about the issuance of option grants to directors, executive officers and all other employees under the 1996 stock incentive program, please see Proposal No. 2.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE APPROVAL OF THE AMENDMENT TO OUR 1996 STOCK INCENTIVE PROGRAM TO AMEND THE FORMULA GRANT MECHANISM FOR NON-EMPLOYEE DIRECTORS.

PROPOSAL FOUR
STOCKHOLDER PROPOSAL

We expect Calvert Asset Management Company, Inc., 4550 Montgomery Avenue, Bethesda, Maryland 20814, a holder of 627 shares of our common stock, to present the following resolution for adoption at the annual meeting (the "Proposal"), for the reasons stated. We recommend that you vote against the Proposal and ask you to read through our response, which follows the Proposal.

Proposal

WHEREAS, TriQuint Semiconductor is a leading integrated circuit manufacturer, and competes in a global marketplace with companies that conform to international environmental, health and safety (EHS) standards.

Leading semiconductor companies, though the International Technology Roadmap for Semiconductors (ITRS), have created such a guide for microchip manufacturers by detailing relevant EHS standards. Energy efficiency, water efficiency, hazardous chemical consumption, and waste reduction rank among the most important environmental indicators identified by the Roadmap. Conformance to S2 Safety Guidelines and S8 Ergonomic/Human Factor Guidelines are similarly identified as crucial health and safety elements of manufacturing.

TriQuint Semiconductor currently does not disclose any environment, safety and health data mentioned above. The company does not show environmental awareness through an environmental management system or environmental certification, nor does it publicly promote any health and safety policies or programs. The company makes no mention of energy and water efficiency, or hazardous chemical and waste reduction anywhere in its public documents.

We believe that environment, health and safety data are important indicators, which reflect the overall state of TriQuint's business. Indeed, even the Semiconductor Industry Association (SIA), whose member companies comprise 90 percent of U.S. semiconductor production, has made the link between EHS disclosure and good business stewardship. We further believe that shareholders should be apprised of this data, as transparency ensures proper corporate governance and oversight.

BE IT RESOLVED, THAT we request that TriQuint prepare a report at reasonable cost, which may exclude confidential information. This report shall be made available to shareholders and employees, within 6 months of the company's 2003 annual general meeting of shareholders and shall include:

1. A table identifying the following environmental indicators, both in absolute amount and in production-adjusted or revenue-adjusted amounts:

   a. Energy Consumption
   b. Water Consumption
   c. Hazardous Chemical Consumption
   d. Chemical Waste Treatment/Disposal

2. A summary of policies and initiatives to promote sound environmental management, including ISO 14001 certification, EPA partnerships, and voluntary programs.

3. A description of policies and programs in place to ensure the health and safety of clean room workers, including S2 Safety Guidelines, S8 Ergonomic/Human Factor Guidelines, and efforts to mitigate the effects of handling hazardous chemicals during the manufacturing process.

Supporting Statement

The report should disclose the company's energy consumption, water consumption, hazardous chemical consumption and chemical waste treatment/disposal if our current public disclosure of such environmental impact indicators are not adequate. The company should demonstrate environmental awareness through implementation of an environmental management system or environmental certification. The report should summarize the policies and initiatives to promote sound environmental management, including ISO 14001 certification, EPA partnerships and voluntary programs if our current public disclosures do not adequately inform the public of our commitment to good environmental stewardship. Finally, the report should discuss policies and programs in place to ensure the health and safety of our clean room workers and efforts to mitigate the effects of handling hazardous chemicals during the manufacturing process if our policies and programs do not adequately minimize environmental safety hazards to our workers.

Recommendation of the Board of Directors of TriQuint

We believe the Proposal does not serve the best interests of our company or our stockholders and recommend a vote against it.

We believe that implementation of the Proposal, though well-intentioned, would burden us and our stockholders with additional requirements and cost and that we would not realize any offsetting added benefit to the environment or stockholders. We are firmly committed to operating in an environmentally responsible, efficient and safe manner, and we are proud of our environmental stewardship to date. We recognize that concern for the quality of the environment warrants extraordinary efforts on the part of those in a position to protect and improve it. Accordingly, we have adopted and implemented policies which, in many respects, go beyond legal mandates. Moreover, our products, plants and production processes are updated, rebuilt, redesigned or replaced to produce less waste and be more energy efficient.

Our environmental stewardship extends to responsibility for our products as well as to our employees. We are aware of the possible consequences of improper waste management and disposal and take our responsibilities to our customers and the planet seriously. We have made significant progress in this area and we see promise in our future product plans for making still more environmentally friendly products, including new technologies that will reduce hazardous waste and energy consumption.

Today we are engaged in numerous initiatives that benefit the environment and the health concerns of our employees. For example, we have internal policies that promote quality and sound environmental management, our facilities are ISO 9000 and 9001 certified and we adhere to a variety of federal, state and local environmental rules and regulations. The proponent even noted our adherence to social responsibility and on December 12, 2002, sent us a letter of congratulations and included our company as part of the Calvert Social Index™.

The Proposal would require, among other things, that we prepare and release a lengthy and complex report in six months. Members of management already have addressed the potential environmental impact of our operations as they and we deem appropriate in light of detailed knowledge of our operations, and we continue to evaluate environmental policy on an ongoing basis. We do not believe that the costly study and report proposed by the stockholder is necessary or appropriate. We have considered the Proposal, supporting statement and the additional obligations sought to be imposed on us, and do not believe any significant benefit to the environment, or to our stockholders or us, would result from this additional administrative effort and cost.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "AGAINST" THE PROPOSAL.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of April 2, 2003 by:

- each stockholder known by us to beneficially own more than 5% of our common stock;
- each of our directors and director nominees;
- each of our executive officers named in the summary compensation table on page 18; and
- all of our directors and executive officers as a group.

Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the common stock listed.

Beneficial Owners (1)	Number of Shares Beneficially Owned	Number of Shares Underlying Options	Total Shares Beneficially Owned	Percent of Shares Beneficially Owned (%) (2)
5% Stockholders:				
Sawtek Inc. Employee Stock Ownership and 401(k) Plan (3) (the "ESOP") c/o GreatBanc Trust Company 1301 W. 22nd Street Oak Brook, IL 60523	8,306,231	—	8,306,231	6.24%
Directors and Named Executive Officers:				
Francisco Alvarez	31,495	37,440	68,935	*
Dr. Paul A. Gary	10,000	114,440	124,440	*
Charles Scott Gibson (4)	18,600	189,000	207,600	*
Steven P. Miller (5)	1,271,914	20,840	1,292,754	*
Nicolas Kauser	4,000	124,200	128,200	*
Ralph G. Quinsey	30,000	—	30,000	*
Dr. Walden C. Rhines (6)	6,000	126,000	132,000	*
Steven J. Sharp (7)	202,352	977,582	1,179,934	*
Edward F. Tuck	38,000	161,000	199,000	*
Willis C. Young (8)	16,109	24,676	40,785	*
Thomas V. Cordner	34,523	209,420	243,943	*
Raymond A. Link (9)	86,201	212,247	298,448	*
J. David Pye	50,105	198,272	248,377	*
Ronald R. Ruebusch	97,033	118,956	215,989	*
All directors and executive officers as a group (21 persons)	2,159,183	3,353,865	5,513,048	4.14%

* Less than 1%

(1) The address of all directors and named executive officers is the address of our company: 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124.

(2) Applicable percentage of ownership is based on 133,198,418 shares of common stock outstanding as of April 2, 2003 together with applicable options for such stockholders. Beneficial ownership is determined in accordance

with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days after April 2, 2003 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) GreatBanc Trust Company is the Trustee of the ESOP. The ESOP, through its Trustee, exercises sole dispositive and voting control over these shares, all of which are held by the ESOP as record owner. Includes 7,474,632 shares allocated to participants' accounts and 831,599 shares not yet allocated to participants' accounts. Each ESOP participant, with respect to certain matters, controls the voting of shares allocated to his or her account by instructing the Trustee how such shares shall be voted. The Trustee controls the voting of all unallocated shares.

(4) Includes 18,600 shares held in trust by Mr. Gibson.

(5) Includes 378,605 shares held by Sawmill Investment, LP and 893,309 shares held by Via Capri Investment, LP both of which Mr. Miller is partner.

(6) Includes 6,000 shares held by Dr. Rhines' wife.

(7) Includes 13,600 shares held in a charitable trust by Mr. Sharp.

(8) Includes 16,109 shares held in trust by Mr. Young.

(9) Includes 45,572 shares held in the ESOP for Mr. Link.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary of Cash and Certain Other Compensation

The following table provides certain summary information for 2002, 2001 and 2000 concerning compensation awarded to, earned by or paid to our named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation		Long Term Compensation Award	All Other Compensation ($) (5)
		Salary ($)	Bonus ($) (1)	Securities Underlying Options (#)	
Ralph G. Quinsey (2)	2002	148,590	25,000	500,000	68,464
President and	2001	—	—	—	—
Chief Executive Officer	2000	—	—	—	—
Steven J. Sharp (3)	2002	288,982	—	20,000	500
Chairman of the Board	2001	178,797	143,433	20,000	500
	2000	300,000	142,503	120,000	1,000
Thomas V. Cordner	2002	219,850	—	42,500	500
Vice President, TriQuint Texas	2001	208,000	66,205	53,500	500
	2000	208,112	79,284	40,000	1,000
Raymond A. Link (4)	2002	225,632	—	47,500	40,696
Vice President, Finance and	2001	196,322	1,263	112,020	300,423
Administration, Chief Financial Officer and Secretary	2000	—	—	—	—
J. David Pye	2002	249,309	—	37,500	500
Vice President, TriQuint Oregon	2001	230,850	76,713	53,500	500
	2000	234,116	92,283	40,000	1,000
Ronald R. Ruebusch	2002	209,415	—	37,500	500
Vice President, TriQuint Oregon	2001	205,000	64,615	53,500	500
	2000	196,539	75,788	40,000	1,000

(1) Represents payments under the company-wide profit sharing program and payments under the Key Employee Incentive Plan.

(2) Mr. Quinsey joined TriQuint in July 2002 as President and Chief Executive Officer. Included in all other compensation for Mr. Quinsey is $67,964 for moving and relocation costs. Mr. Quinsey received a $25,000 sign on bonus.

(3) Mr. Sharp was President and Chief Executive Officer until July 2002.

(4) Mr. Link joined TriQuint in July 2001 upon the merger with Sawtek Inc. Prior to July 2001, Mr. Link was Chief Financial Officer at Sawtek Inc. Included in all other compensation for Mr. Link is a $40,196 contribution from the Sawtek Inc. Employee Stock Ownership and 401(k) Plan ("ESOP") in 2002, a contribution of $199,923 from the ESOP in 2001, and a payment of $100,000 for moving and relocation in 2001.

(5) Includes matching contributions to the company 401(k) plan.

Stock Option Grants in 2002

The following table sets forth information concerning stock option grants under the 1996 stock incentive program to each of the named executive officers during 2002.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants (1)				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (3)	Exercise Price Per Share	Expiration Date	5% ($)	10% ($)
Ralph G. Quinsey (4)	500,000	11.69%	$7.21	7/16/12	$2,267,165	$5,745,441
Steven J. Sharp (5)	20,000	0.47%	9.69	4/29/12	121,879	308,867
Thomas V. Cordner (6)	21,250	0.50%	9.69	7/1/12	129,497	328,171
Thomas V. Cordner (6)	21,250	0.50%	6.25	7/1/12	83,525	211,668
Raymond A. Link (6)	23,750	0.56%	9.69	7/1/12	144,732	366,779
Raymond A. Link (6)	23,750	0.56%	6.25	7/1/12	93,352	236,571
J. David Pye (6)	18,750	0.44%	9.69	7/1/12	114,262	289,563
J. David Pye (6)	18,750	0.44%	6.25	7/1/12	73,698	186,766
Ronald R. Ruebusch (6)	18,750	0.44%	9.69	7/1/12	114,262	289,563
Ronald R. Ruebusch (6)	18,750	0.44%	6.25	7/1/12	73,698	186,766

(1) Options granted under the 1996 stock incentive program include both incentive stock options and nonqualified stock options. All option grants are subject to the discretion of the compensation committee of the board of directors.

(2) These calculations are based on certain assumed annual rates of appreciation as required by SEC rules and regulations governing the disclosure of executive compensation. Under these rules, an assumption is made that the shares underlying the stock options shown in this table could appreciate at rates of 5% and 10% per annum on a compounded basis over the ten-year term of the stock options. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. There can be no assurance that the gains reflected in this table will be achieved.

(3) In 2002, we granted options covering a total of 4,275,426 shares to our employees under the 1996 stock incentive program.

(4) Option vests 28% on July 16, 2003, then 2% monthly until fully vested on July 16, 2006.

(5) Option vests in equal monthly installments from June 1, 2002, through July 1, 2003.

(6) One-third of total option vests in equal monthly installments from June 1, 2003, through June 1, 2004; and two-thirds of total option vests in equal monthly installments from June 1, 2004, through June 1, 2005.

Stock Option Exercises and Holdings

The following table provides information relating to option exercises by the executive officers identified in the Summary Compensation Table during 2002. In addition, it indicates the number and value of vested and unvested options held by these executive officers as of December 31, 2002.

The "Value Realized" on option exercises is equal to the difference between the fair market value of our common stock on the date of exercise less the exercise price. The "Value of Unexercised In-the-Money Options at Fiscal Year-End" is based on $4.24 per share, the closing sales price of our common stock in trading on the Nasdaq National Market on December 31, 2002, less the exercise price, multiplied by the aggregate number of shares subject to outstanding options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ralph G. Quinsey	—	—	—	500,000	—	—
Steven J. Sharp	75,000	565,725	877,574	220,008	608,870	—
Thomas V. Cordner	—	—	177,162	155,758	24,066	—
Raymond A. Link	—	—	196,116	154,774	119,280	—
J. David Pye	—	—	166,022	150,750	134,621	—
Ronald R. Ruebusch	10,000	62,833	102,254	149,750	77,666	—

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 about our common stock that may be issued upon the exercise of options and rights granted to employees, consultants or members of our board of directors under all existing equity compensation plans including the 1987 Stock Incentive Program, the 1996 Stock Incentive Program, the 1998 Nonstatutory Stock Option Plan, the 1998 Employee Stock Purchase Plan, the Sawtek Inc. Second Stock Option Plan and the Sawtek Inc. Stock Option Plan for Acquired Companies:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	19,030,746 (1)	$15.00 (3)	7,208,674
Equity compensation plans not approved by securityholders	1,644,642 (2)	$14.27	1,533,959
Total	20,675,388	$14.94 (3)	8,742,633

(1) Of these shares of common stock, 385,358 shares were subject to outstanding options under the 1987 Stock Incentive Program, 15,422,570 shares were subject to outstanding options under the 1996 Stock Incentive Program, 1,686,065 shares were subject to outstanding options under the Sawtek Inc. Second Stock Option Plan and 29,629 shares were subject to outstanding options under the Sawtek Inc. Stock Option Plan for Acquired Companies. In addition, there are 1,507,124 shares of our common stock reserved for future issuance under our 1998 Employee Stock Purchase Plan. The 1998 Employee Stock Purchase Plan provides for an automatic increase up to 2,400,000 shares in May of each year.

(2) Of the 1,533,959 shares of common stock available for future issuance under the 1998 Nonstatutory Stock Option Plan as of December 31, 2002, we granted 1,519,872 options to purchase our common stock in January 2003 to new employees from the acquisition of the Agere optoelectronics business.

(3) The weighted average exercise price excludes 1,507,124 shares in the 1998 Employee Stock Purchase Plan. We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under the 1998 Employee Stock Purchase Plan or the weighted average exercise price of outstanding rights under the 1998 Employee Stock Purchase Plan. The 1998 Employee Stock Purchase Plan provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the offering period or a purchase date applicable to such offering period, whichever is lower.

1998 Nonstatutory Stock Option Plan

In January 1998, the board of directors approved the 1998 Nonstatutory Stock Option Plan (the "1998 Plan"). The 1998 Plan was subsequently amended and restated in March 2002. The 1998 Plan has not been submitted to our stockholders for approval.

The material terms of the 1998 Plan are summarized as follows:

Purpose

The purposes of the 1998 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of our business.

Eligibility to Participate in the 1998 Plan

Nonstatutory stock options may be granted to our consultants and our employees who are not officers or directors.

Number of Shares Covered by the 1998 Plan

The board of directors initially reserved 500,000 shares of our common stock for issuance under the 1998 Plan. Our shares of common stock have split three times (3 for 2 stock split in July 1999, 2 for 1 in February 2000 and 2 for 1 in July 2000), thus producing an equivalent effect of a 6 for 1 stock split. Due to these stock splits, the shares of our common stock reserved for issuance under the 1998 Plan increased from 500,000 to 3,000,000 shares. In December 2002, the board of directors amended the 1998 Plan to increase the aggregate number of shares of common stock authorized for issuance by 1,000,000 due to the grant of stock options to our new employees from businesses that we acquired in 2002 and early 2003. As of April 2, 2003, options to acquire 821,399 shares were exercised, options to acquire 3,138,966 shares were outstanding and options to acquire 39,635 shares remain to be granted under the 1998 Plan, out of the 4,000,000 shares reserved for issuance.

Awards Permitted under the 1998 Plan

The 1998 Plan authorizes the granting of nonstatutory stock options only.

Terms of Options

The exercise price of an option may not be less than the fair market value of our common stock on the date of grant and the term of each option shall be stated in the stock option agreement. All of the options that are currently outstanding under the 1998 Plan vest and become exercisable over a four-year period beginning at the grant date. Payment of the exercise price may be made by cash, check, promissory note, cashless exercise, other shares of our common stock, any other form of consideration permitted by applicable law or any combination of the foregoing methods of payment. Options may be made exercisable only under the conditions the board of directors or its appointed committee may establish. If an optionee's employment terminates for any reason, the option remains exercisable for a fixed period of three months or such longer period as may be fixed by the board of directors or its appointed committee up to the remainder of the option's term.

Capital Changes

The number of shares available for future grant and previously granted but unexercised options are subject to adjustment for any future stock dividends, splits, mergers, combinations, reclassification of the common stock or other changes in capitalization as described in the 1998 Plan.

Merger or Change of Control

In the event of a merger of our company with or into another corporation, or the sale of substantially all of our assets, each outstanding option under the 1998 Plan must be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the option, the optionee will fully vest in and have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable.

Termination and Amendment

The 1998 Plan provides that the board of directors may amend or terminate the 1998 Plan without stockholder approval, but no amendment or termination of the 1998 Plan or any award agreement may adversely affect any award previously granted under the 1998 Plan without the written consent of the optionee.

DIRECTOR COMPENSATION

Directors who are employees of our company receive no additional or special remuneration for serving as directors. Each non-employee director currently receives, in addition to reimbursement for out-of-pocket expenses:

- An annual retainer of $15,000, payable in four equal quarterly installments;
- An annual fee of $3,000 for members of the audit committee or the compensation committee; and
- An annual fee of $2,000 for the chairman of each of the audit committee, the compensation committee, and the nominating and governance committee.

The 1996 stock incentive program provides for an automatic, one-time grant of an option to purchase 33,000 shares of common stock to each non-employee director, effective on the date of each such director's initial appointment or election. The exercise price per share of the option is equal to the fair market value of our common stock as of the date of grant, and the option vests at a rate of 28% on the first anniversary of the grant date and 2% per month thereafter so long as the optionee remains a director of our company.

The 1996 stock incentive program also provides for an automatic, nondiscretionary annual grant, effective at each annual meeting of stockholders, of an option to purchase 10,000 shares (17,500 if Proposal No. 3 is approved) of common stock to each non-employee director who does not represent stockholders owning more than 1% of our outstanding common stock. All such options have an exercise price equal to the fair market value of our common stock as of the date of grant and vest at a rate of 25% six months after grant date and 12.5% per calendar quarter thereafter following the date of grant so long as the optionee remains a director of our company.

The board of directors upon review of comparable company data and in light of the added governance responsibilities restructured the compensation in February 2003 to reflect the above compensation levels. The board of directors felt that compensation needed to reflect the responsibilities of committee assignments and chairmanships, not mere attendance at meetings, so it eliminated the per-meeting fees and structured compensation aimed at responsibility. In 2002, non-employee directors received an annual retainer of $9,000, a fee of $1,500 per board meeting attended in person, a fee of $500 per meeting attended by telephone, and a fee of $500 per committee meeting not held in conjunction with a board meeting. In addition, upon review of stock option data provided by the Radford Survey of 13 similar size semiconductor companies and a peer review of nine other companies, the board of directors increased the number of shares under an annual automatic grant mechanism for non-employee directors from an option to purchase 10,000 shares of common stock to an option to purchase 17,500 shares of common stock, subject to shareholder approval of Proposal No. 3.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS

Employment Contracts and Termination of Employment Arrangements

In September 1991, under the terms of his acceptance of employment, Steven J. Sharp, our chairman of the board of directors, entered into a letter agreement with us. In the event that we desire to terminate Mr. Sharp's employment, we must provide Mr. Sharp with one year's advance notice or, in lieu of such notice, a payment equal to one year's salary.

In June 2002, under the terms of his acceptance of employment, Ralph G. Quinsey, our president and chief executive officer, entered into a letter agreement with us pursuant to which he was to receive an annual base salary of $330,200, subject to annual review, an annual target bonus of 50% of his base salary subject to compliance with performance against a corporate wide bonus plan and a stock option grant for 500,000 shares of our common stock (vesting 28% on first anniversary of option grant, then 2% monthly thereafter until fully vested), a moving and relocation allowance consistent with our corporate polices, with a tax equalization adjustment, and a signing bonus of $25,000. In the event that we desire to terminate Mr. Quinsey's employment without cause, we must provide Mr. Quinsey a lump sum payment equal to one year's compensation at Mr. Quinsey's then-current base salary and health and life benefits at company expense for 12 months. The agreement also provides for a change of control benefit of full vesting of 12 months' worth of unvested options in the event Mr. Quinsey is terminated without cause or resigns for good reason within 12 months of a change of control.

In November 2002, we entered into an employment agreement with Raymond A. Link, our vice president of finance and administration, chief financial officer and secretary. Pursuant to the agreement, Mr. Link receives an annual base salary of $225,750, subject to annual review, an annual bonus consistent with our bonus programs and an annual option grant in accordance with our current guidelines. The agreement also provides for a change of control benefit of one year's base pay as a lump sum and full vesting of the 60,000 options granted to Mr. Link in July 2001 in the event of (i) a change of control or (ii) a merger of our company resulting in an ownership change of less than 50% and greater than 30% in which Mr. Link is not retained as the Chief Financial Officer of the surviving entity for a period of not less than one year.

Change-of-Control Arrangements

In January 1995, the board approved an amendment to each stock option held by our then-current executive officers, and to each stock option granted to our future executive officers, as determined from time to time by the board of directors or a committee thereof, to provide that, in the event we experience a change of control, certain outstanding stock options held by each executive officer at the time of any such change of control, regardless of whether such stock options are then exercisable in accordance with their terms, shall become vested and exercisable as follows:

1. The chief executive officer shall become immediately vested for those shares that would have otherwise become vested over the last twelve months of the options' vesting schedules.
2. The chief financial officer shall become immediately vested for those shares that would otherwise have become vested over the last eight months of the options' vesting schedules.
3. All other executive officers shall become immediately vested for those shares that would have otherwise become vested over the last four months of the options' vesting schedules.

This arrangement is applicable to all stock options held by our current executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors and executive officers. Our compensation committee consists of Messrs. Gibson, Gary, Kauser and Rhines. Mr. Quinsey, our chief executive officer, participates in all discussions and decisions regarding salaries and incentive compensation for all of our executive officers, except during discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this board compensation committee report on executive compensation shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The compensation committee reviews and approves TriQuint's executive compensation policies. The compensation committee operates under a written charter adopted by the board of directors in September 2002 which is attached hereto as *Annex B*. The following is the report of the compensation committee describing compensation policies and the rationale applicable to the compensation paid to TriQuint's executive officers for fiscal 2002.

Compensation Philosophy and Policies for Executive Officers

TriQuint's executive compensation program is designed to align the interests of executives with the interest of the stockholders by creating a performance-oriented environment that rewards performance related to the goals of TriQuint. TriQuint's executive compensation program is also designed to attract and retain qualified executives in the highly competitive high technology marketplace in which TriQuint competes. In this regard, the levels of executive compensation established by the compensation committee are designed to be consistent with those available to other executives in the industry. TriQuint's executive compensation program consists primarily of the following integrated components:

1. *Base Salary* — which is designed to compensate executives competitively within the industry and the marketplace;
2. *Quarterly Profit Sharing* — which provides a direct link between executive compensation and the quarterly performance of TriQuint;
3. *Key Employee Incentive Plan* — which provides a direct link between executive compensation and the quarterly and annual performance of TriQuint; and
4. *Long Term Incentives* — which consist of stock options that link management decision making with TriQuint's long-term performance and stockholder interests.

The compensation committee has considered the potential impact of Section 162(m) of the Internal Revenue Code on the compensation paid to TriQuint's executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the named executive officers, unless compensation is performance-based. In general, it is the compensation committee's policy to qualify, to the maximum extent possible, its executives' compensation for deductibility under applicable tax laws.

Base Salaries

Base salary levels for the chief executive officer and other executive officers of TriQuint are reviewed annually by the compensation committee. The compensation committee's current policy is to maintain base salary levels in the second quartile for the industry when compared with those of executives holding similar positions with other companies in the high technology and semiconductor industries that are similar in size to TriQuint. Certain companies included in the peer group index of the stock performance graph are also included in surveys reviewed by TriQuint in determining salary levels for the chief executive officer and other executive officers of TriQuint. The compensation committee and full board of directors set the base salary for Mr. Quinsey on his date of hire in July 2002 at $330,200 per year subject to annual review. The compensation committee will review Mr. Quinsey's compensation as part of his annual review after he has been with TriQuint for approximately one year.

Quarterly Profit Sharing

All employees participate in TriQuint's profit sharing program. Profit sharing is paid quarterly and equals a percentage of the employees' quarterly W-2 income. The profit sharing pool is equal to 10% of adjusted operating income. For all employees employed in the United States, one half of the profit sharing amount is paid quarterly in cash, with the other half paid as an employer contribution to each eligible employee's 401(k) account. Only employees who are employees the entire quarter receive profit sharing amounts. There were no profit sharing payments to any employee or officer from this program in 2002 and substantially all of the payments listed in the summary compensation table for 2001 were amounts earned based on the financial results for 2000, but the actual payment was made in 2001.

Officer and Key Employee Incentive Plan

In February 2003, the compensation committee of the board of directors approved the officer and key employee incentive plan for 2003. Participants must be employed full-time by TriQuint during the year to be eligible for a bonus. The bonus is based on actual versus budget operating income adjusted for certain one-time gains and charges. The bonuses vary with the level of achievement of budgeted operating income. There were no payments in 2001 and 2002 to any officer or employee pursuant to the bonus program.

Long-Term Incentives

TriQuint provides its executives, including the chief executive officer, long-term incentives through the grant of stock options under its 1996 stock incentive program. The purpose of the 1996 stock incentive program is to create a direct link between compensation and the long-term performance of TriQuint. Stock options under this program are generally granted at an exercise price equaling 100% of fair market value, have a ten-year term and generally vest in installments over four years. Because the receipt of value by an executive officer under a stock option is dependent upon an increase in the price of TriQuint's common stock, this portion of the executives' compensation is directly aligned with an increase in stockholder value. The primary stock options granted to executive officers are generally in conjunction with each executive officer's acceptance of employment with TriQuint, or upon promotion to executive officer. When determining the number of stock options to be awarded to an executive officer, the compensation committee considers (i) the executive's current contribution to TriQuint's performance, (ii) the executive's anticipated contribution in meeting TriQuint's long-term strategic performance goals and (iii) comparisons to an internally generated informal survey of executive stock option grants made by other high technology and semiconductor companies at a similar stage of development as TriQuint. Individual considerations, such as the executive's current and anticipated contributions to TriQuint's performance, may be more subjective and less measurable by financial results at the corporate level. In this respect, the compensation committee exercises significant judgment in measuring the contribution or anticipated contribution to TriQuint's performance. The compensation committee also periodically reviews the stock options granted to insure equitable distribution of such options among the officers.

Other

TriQuint's executive officers are also eligible to participate in compensation and benefit programs generally available to other employees, including TriQuint's employee stock purchase plan.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS:

Mr. Charles Scott Gibson — Chairman
Dr. Paul Gary
Mr. Nicolas Kauser
Dr. Walden C. Rhines

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this report of the audit committee of the board of directors shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The audit committee currently consists of three non-employee, independent directors: Willis C. Young, Paul Gary and Edward Tuck. The audit committee evaluates audit performance, manages relations with our independent accountants and evaluates policies and procedures relating to internal accounting functions and controls. The board of directors has adopted a written charter for the audit committee which details the responsibilities of the audit committee and is attached hereto as *Annex C*. This report relates to the activities undertaken by the audit committee in fulfilling such responsibilities.

On July 30, 2002, the Sarbanes-Oxley Act was signed into law. In September 2002, the committee met with representatives of management, legal counsel and our independent accountants to further understand the provisions of the Sarbanes-Oxley Act. We also reviewed processes that already are in place as well as those that will be implemented to comply with the requirements of the Sarbanes-Oxley Act as they become effective.

The audit committee members are not active professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent accountants. The audit committee oversees our financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002. This review included a discussion of the quality and the acceptability of the financial reporting and controls, including the clarity of disclosures in the financial statements.

The audit committee also reviewed with KPMG LLP, the company's independent accountants, who are responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality and the acceptability of our financial reporting and such other matters required to be discussed with the audit committee under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 61, as amended. The audit committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Statement No. 1. The audit committee discussed with KPMG LLP their independence from management and TriQuint, including the matters in their written disclosures required by Independence Standards Board Statement No. 1.

The audit committee further discussed with our independent accountants the overall scope and plans for their audits. The audit committee meets periodically with the independent accountants, with and without management present, to discuss the results of the independent accountants' evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors (and the board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS:

Mr. Willis C. Young — Chairman
Dr. Paul Gary
Mr. Edward Tuck

INDEPENDENT ACCOUNTANTS

The audit committee of the board of directors has selected KPMG LLP, independent accountants, to audit our financial statements for the fiscal year ending December 31, 2003. We expect that a representative of KPMG LLP will be present at the annual meeting and will be available to answer any appropriate questions.

Audit Fees

Audit fees billed to us by KPMG LLP totaled $433,125 for the audit of our consolidated annual financial statements for the fiscal year 2002 included in our Annual Report on Form 10-K and review of the financial statements included in our quarterly reports on Form 10-Q.

Financial Information Systems Design and Implementation Fees

We did not engage KPMG LLP to provide advice to us regarding financial information systems design and implementation during the fiscal year ended December 31, 2002.

All Other Fees

Fees billed to us by KPMG LLP during fiscal 2002 for all other services totaled $199,515, which includes $188,015 for tax related services and $11,500 for audits of financial statements of certain employee benefit plans. Before selecting KPMG LLP, the audit committee carefully considered KPMG LLP's qualifications as independent accountants. This included a review of the qualifications of the engagement team, the quality control procedures the firm has established, any issues raised by the most recent quality control review of the firm, as well as its reputation for integrity and competence in the fields of accounting and auditing. The audit committee's review also included matters to be considered under the SEC's Rules of Auditor Independence, including the nature and extent of non-audit services, to ensure that the accountants' independence will not be impaired. The audit committee expressed its satisfaction with KPMG LLP in all of these respects. The audit committee of our board of directors has determined that the provision of services by KPMG LLP other than for audit related services is compatible with maintaining the independence of KPMG LLP as our independent accountants.

PERFORMANCE GRAPH

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, the following information relating to the price performance of our common stock shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of our common stock with the cumulative return of the Nasdaq U.S. Index and the SIC Code 3674 — Semiconductors and Related Devices Index for the period commencing December 31, 1997 and ending on December 31, 2002.



TOTAL SHAREHOLDER RETURNS
Dollars
1,400
1,200
1,000
800
600
400
200
0
Dec97
Dec98
Dec99
Dec00
Dec01
Dec02
Years Ending
TRIQUINT SEMICONDUCTOR INC
NASDAQ U.S. INDEX
PEER GROUP

No cash dividends have been declared or paid on our common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

The peer group index used, SIC Code 3674 — Semiconductors and Related Devices, utilizes the same methods of presentation and assumptions for the total return calculation as our company and the Nasdaq U.S. Index. All companies in the peer group index are weighted in accordance with their market capitalizations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2002, we believe that, except as described below, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than the compensation agreements described in "Executive Compensation and Other Matters." We intend that any such future transactions will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties. Steven P. Miller, one of our directors, is the Chairman of the Board of Directors of Xytrans, Inc. In 2002, we made an equity investment in Xytrans in the amount of approximately $700,000 and have a total investment in Xytrans of approximately $1.7 million. In addition, in 2002, we sold products to Xytrans totaling approximately $250,000. We believe that our transactions with Xytrans were on terms no more favorable than those with unrelated parties. Edward F. Tuck, one of our directors, is the Chairman of the Board of Directors and Chief Executive Officer of Wavestream Corporation. In 2002, we made an equity investment in Wavestream in the amount of approximately $266,000 and we have a total investment of approximately $276,000. We believe that our transaction with Wavestream was on terms no more favorable than those with unrelated parties. In 2002, we provided Mr. Ralph G. Quinsey with a relocation and moving package of approximately $67,964 and provided Mr. Link with an apartment with rent of approximately $9,060. In 2001, we provided Mr. Link with a relocation and moving package of approximately $100,000 plus rental on an apartment totaling approximately $3,775.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms we have received, or written representations from certain reporting persons, we believe that during the fiscal year ended December 31, 2002 all executive officers, directors and greater than 10% stockholders complied with all applicable filing requirements.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

As a stockholder, you may be entitled to present proposals for action at a forthcoming meeting if you comply with the requirements of the proxy rules established by the SEC. If you intend to present a proposal at our 2004 annual meeting of stockholders, the proposal must be received by us no later than December 17, 2003 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

If you intend to present a proposal at our 2004 annual meeting and the proposal is not intended to be included in our proxy statement relating to that meeting, you must give us advance notice of such proposal in accordance with our bylaws. Pursuant to our bylaws, in order for a stockholder proposal to be deemed properly presented under such circumstances, a stockholder must deliver notice of such proposal to our corporate secretary at our principal executive offices no later than the close of business on December 17, 2003. However, if the date of the 2004 annual meeting is more than 30 days before May 21, 2004, the first anniversary of this year's annual meeting, stockholders must give us notice of any stockholder proposals within a reasonable time before the mailing date of the proxy statement. If a stockholder does not provide us with notice of a stockholder proposal in accordance with the deadlines described above, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the meeting.

The SEC rules establish a different deadline with respect to discretionary voting (the "Discretionary Vote Deadline") for stockholder proposals that are not intended to be included in a company's proxy statement. The Discretionary Vote Deadline for our 2004 annual meeting is March 1, 2004, which is 45 calendar days prior to the anniversary of the mailing date of this proxy statement. If a stockholder gives notice of a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2004 annual meeting. Because the stockholder proposal deadline provided for in our bylaws cannot be determined until we publicly announce the date for our 2004 annual meeting, it is possible that the bylaw deadline may occur after the Discretionary Vote Deadline. In such a case, a stockholder proposal received after the Discretionary Vote Deadline but before the bylaw deadline would be eligible to be presented at the next year's annual meeting, but we believe that our proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

OTHER MATTERS

We know of no other matters to be submitted at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the board of directors may recommend.

THE BOARD OF DIRECTORS OF
TRIQUINT SEMICONDUCTOR, INC.

ANNEX A

TRIQUINT SEMICONDUCTOR, INC.
NOMINATING AND GOVERNANCE COMMITTEE CHARTER
(Adopted September 25, 2002)

PURPOSE:

The purpose of the Nominating and Governance Committee of the Board of Directors (the "Board") of TriQuint Semiconductor, Inc. (the "Company") is to ensure that the Board is properly constituted to meet its fiduciary obligations to stockholders and the Company and that the Company has and follows appropriate governance standards. To carry out this purpose, the Nominating and Governance Committee shall: (1) assist the Board by identifying prospective director nominees and to recommend to the Board the director nominees for the next annual meeting of stockholders; (2) develop and recommend to the Board the governance principles applicable to the Company; (3) oversee the evaluation of the Board and management; and (4) recommend to the Board director nominees for each committee.

COMMITTEE MEMBERSHIP AND ORGANIZATION:

- The Nominating and Governance Committee shall be comprised of no fewer than three members.
- The members of the Nominating and Governance Committee shall meet the independence requirements of The Nasdaq Stock Market.
- The members of the Nominating and Governance Committee shall be appointed and replaced by the Board.

COMMITTEE RESPONSIBILITIES AND AUTHORITY:

- Evaluate the current composition, organization and governance of the Board and its committees, determine future requirements and make recommendations to the Board for approval.
- Determine on an annual basis desired Board qualifications, expertise and characteristics and conduct searches for potential Board members with corresponding attributes. Evaluate and propose nominees for election to the Board. In performing these tasks, the Nominating and Governance Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates.
- Ensure that independent members of the Board convene executive sessions regularly.
- Review the appropriateness of each Board member's continued service every three years.
- Oversee the Board performance evaluation process including conducting surveys of director observations, suggestions and preferences.
- Form and delegate authority to subcommittees when appropriate.
- Evaluate and make recommendations to the Board concerning the appointment of directors to Board committees, the selection of Board committee chairs and proposal of the Board slate for election. Consider stockholder nominees for election to the Board.
- Evaluate and recommend termination of membership of individual directors in accordance with the Board's governance principles, for cause or for other appropriate reasons.
- Review, approve and monitor the Company's code of ethics for senior financial officers.
- Conduct an annual review on succession planning, report its findings and recommendations to the Board, and work with the Board in evaluating potential successors to executive management positions.
- Coordinate and approve Board and committee meeting schedules.
- Maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

- Make regular reports to the Board.
- Review and re-examine this Charter annually and make recommendations to the Board for any proposed changes.
- Annually review and evaluate its own performance.
- In performing its responsibilities, the Nominating and Governance Committee shall have the authority to obtain advice, reports or opinions from internal or external counsel and expert advisors.
- Review the independence of the Board and the Chief Executive Officer and Chief Financial Officer.

ANNEX B

TRIQUINT SEMICONDUCTOR, INC.
COMPENSATION COMMITTEE CHARTER
(Adopted September 25, 2002)

Purpose

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of TriQuint Semiconductor, Inc. (the "Company") shall be to discharge the Board's responsibilities relating to compensation of the Company's executive officers. The Committee has overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company.

The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement.

The Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board from time to time prescribes.

Membership and Organization

The Committee will be appointed by and will serve at the discretion of the Board. The Committee shall consist of no fewer than two members. The members of the Committee shall meet the (i) independence requirements of the listing standards of The Nasdaq Stock Market, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the Committee will be appointed by the Board. Committee members will serve at the discretion of the Board.

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

Responsibilities and Authority

1. The Committee shall annually review and approve for the Chairman, the Chief Executive Officer and President and the executive officers of the Company: (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements and change in control agreements/provisions, and (e) any other benefits, compensation or arrangements.

2. The Committee may make recommendations to the Board with respect to incentive compensation plans.

3. The Committee shall approve at least annually a matrix for grants pursuant to the Company's incentive compensation plans for newly-hired non-executive employees and shall delegate to the Company's Chief Executive Officer and Chief Financial Officer the authority to make such grants in accordance with such matrix.

4. The Committee may form and delegate authority to subcommittees when appropriate.

5. The Committee shall make regular reports to the Board.

6. The Committee shall review and reassess the Committee's charter, structure, processes and membership requirements at least annually and submit any recommended changes to the Board for its consideration.

7. The Committee shall annually review its own performance.

8. The Committee shall have the sole authority to retain and terminate any compensation consultant to be used by the Company to assist in the evaluation of Chief Executive Officer or executive officer compensation and shall have sole authority to approve the consultant's fees and other retention terms.

9. The Committee shall have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

[This page intentionally left blank.]

ANNEX C

TRIQUINT SEMICONDUCTOR, INC.
AUDIT COMMITTEE CHARTER
(Adopted as of June 5, 2000)
(Amended September 25, 2002)

Purpose

The purpose of the Audit Committee (the "Committee") is to provide assistance to the Board of Directors (the "Board") of TriQuint Semiconductor, Inc. (the "Company") in fulfilling the Board's oversight of the Company's compliance with legal and regulatory requirements, the Company's accounting and system of internal controls, the quality and integrity of the Company's financial reports and the independence, qualification and performance of the Company's outside auditor and to prepare the report that the rules of the Securities and Exchange Commission (the "SEC") require be included in the Company's annual proxy statement.

In the exercise of its oversight, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements fairly present the Company's financial position and results of operation and are in accordance with generally accepted accounting principles. Instead, such duties remain under the oversight of management and the outside auditor. Nothing contained in this charter is intended to alter or impair the operation of the "business judgment rule" as interpreted by the courts under the Delaware General Corporation Law (the "Delaware Law"). Further, nothing contained in this charter is intended to alter or impair the right of the members of the Committee under the Delaware Law to rely, in discharging their oversight role, on the records of the Company and on other information presented to the Committee, the Board or the Company by its officers or employees or by outside experts such as the outside auditor. It is acknowledged that all of the areas of oversight listed below may not be relevant to all of the matters and tasks that the Committee may consider and act upon from time to time, and the members of the Committee in their judgment may determine the relevance thereof and the attention such items will receive in any particular context.

Membership

The Committee shall consist of three to five members of the Board as determined from time to time. The members shall be appointed by action of the Board and shall serve at the discretion of the Board. Members of the Committee member shall satisfy the following criteria (as well as any criteria required by the SEC):

1. Each member will be an independent director, as defined in (i) NASDAQ Rule 4200, (ii) the rules of the SEC and (iii) the Sarbanes-Oxley Act of 2002;

2. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements; and

3. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a principal financial officer or other senior officer with financial oversight responsibilities.

Committee Organization, Procedures and Reports

1. The members of the Committee shall appoint a Chair of the Committee by majority vote. The Chair (or in her or his absence, a member designated by the Chair) shall preside at all meetings of the Committee.

2. The Committee shall meet at least four times in each fiscal year, and more frequently as the Committee in its discretion deems desirable.

3. The Committee may include in its meetings members of the Company's financial management, representatives of the outside auditor, any senior internal audit manager and other financial personnel employed or retained by the Company. The Committee may meet with the outside auditor in separate executive sessions to discuss any

matters that the Committee believes should be addressed privately, without management's presence. The Committee may also meet privately with management, as it deems appropriate.

4. The Committee will maintain minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

5. The Committee shall review and reassess the Committee's charter, structure, processes and membership requirements at least annually and submit any recommended changes to the Board for its consideration.

6. The Committee, through its Chair, shall report periodically, as deemed necessary or desirable by the Committee, but at least annually, to the full Board regarding the Committee's actions and recommendations, if any.

7. The Committee shall provide the report for inclusion in the Company's Annual Proxy Statement required by Item 306 of Regulation S-K of the SEC.

Oversight

Outside Auditor

1. The outside auditor shall be ultimately accountable to the Committee and the Board in connection with the audit of the Company's annual financial statements and related services. The Committee shall review and oversee the independence and performance of and select the outside auditor and shall annually appoint the outside auditor and recommend to the Board the nomination of the outside auditor for stockholder approval at any meeting of stockholders and approve the fees to be paid to the outside auditor, and any other terms of the engagement of the outside auditor.

2. The Committee shall receive from the outside auditor, at least annually, a written statement delineating all relationships between the outside auditor and the Company, consistent with Independence Standards Board Standard No. 1. The Committee shall discuss with the outside auditor any disclosed relationships or services that, in the view of the Committee, may impact the objectivity and independence of the outside auditor. If the Committee determines that further inquiry is advisable, the Committee shall recommend that the Board take any appropriate action in response to the outside auditor's independence.

3. The Committee shall pre-approve audit and non-audit services provided to the Company by the outside auditor (or subsequently approve non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Committee shall have the sole authority to approve the hiring and firing of the outside auditor, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the outside auditor.

4. The Committee shall review the outside auditor's peer review conducted every three years.

5. The Committee shall review the reports submitted to the Committee by the outside auditor in accordance with the applicable SEC requirements.

Annual Audit

1. The Committee shall meet with the outside auditor and management in connection with each annual audit to discuss the scope of the audit and the procedures to be followed.

2. The Committee shall meet with the outside auditor and management prior to the public release of the financial results of operations for the year under audit and discuss with the outside auditor any matters within the scope of the pending audit that have not yet been completed.

3. The Committee shall discuss with the outside auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the annual audit.

4. The Committee shall, based on the review and discussions in paragraphs 7 and 8 above, and based on the disclosures received from the outside auditor regarding its independence and discussions with the auditor regarding

such independence in paragraph 5 above, recommend to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

5. The Committee shall conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the outside auditor.

Quarterly Review

1. The Committee shall direct the outside auditor to review the interim financial statements to be included in any Quarterly Report on Form 10-Q of the Company using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards as modified or supplemented by the SEC and in accordance with Statement on Auditing Standards No. 71, prior to the filing of the Form 10-Q. The Committee shall discuss with management and the outside auditor the results of the quarterly reviews including such matters as significant adjustments, management judgments, accounting estimates, significant new accounting policies and disagreements with management. The Chair or Acting Chair may represent the entire Committee for purposes of this discussion.

2. The Committee shall review before release the unaudited quarterly operating results in the Company's quarterly earnings release.

Internal Controls

1. The Committee shall review on a continuing basis the adequacy and effectiveness of the accounting and financial controls of the Company and consider any recommendations for improvement of such internal control procedures. Such review shall include meeting periodically with the outside auditor, management and any senior internal audit manager to review the adequacy of such controls and to review before release the disclosure regarding such system of internal controls required under the rules of the SEC to be contained in the Company's periodic filings and the attestations or reports by the outside auditor relating to such disclosure.

2. The Committee shall discuss with the outside auditor and with management any significant management letter provided by the outside auditor and any other significant matters brought to the attention of the Committee by the outside auditor as a result of its annual audit.

3. The Committee shall establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Miscellaneous

1. The Committee shall review legal and regulatory matters that may have a material impact on the financial statements and related compliance policies and programs.

2. The Committee shall review and approve in advance any proposed related party transactions.

3. The Committee shall obtain, as appropriate, advice and assistance from outside legal, accounting or other advisors.

4. The Committee shall, if necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

5. The Committee shall provide oversight and review at least annually of the Company's risk management policies, including its investment policies.

6. The Committee shall oversee compliance with the requirements of the SEC for disclosure of auditor's services and audit committee members, member qualifications and activities.

7. The Committee shall annually review and evaluate its own performance.

Compensation

Members of the Committee shall receive such fees, if any, for their service as Committee members as may be determined by the Board in its sole discretion. Such fees may include retainers or per meeting fees. Fees may be paid in such form of consideration as is determined by the Board.

Members of the Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board or any committee thereof.

Delegation of Authority

The Committee may delegate to one or more designated members of the Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Committee at its scheduled meetings.

2002 Annual Report

on

Form 10K to Stockholders

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________**

Commission file number: 000-22660

TRIQUINT SEMICONDUCTOR, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-3654013** (I.R.S. Employer Identification No.)
2300 N.E. Brookwood Parkway **Hillsboro, Oregon** (Address of principal executive offices)	**97124** (Zip Code)

Registrant's telephone number, including area code: **(503) 615-9000**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2002 reported on the Nasdaq Stock Market's National Market, was approximately $729,009,858. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes. The registrant does not have any non-voting common equities.

As of December 31, 2002, the registrant had outstanding 133,162,755 shares of common stock.

The Index to Exhibits appears on page 58 of this document.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated into Part III of this Form 10-K by reference portions of its Proxy Statement for its 2003 Annual Meeting of Stockholders.

TRIQUINT SEMICONDUCTOR, INC.
2002 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	BUSINESS	3
ITEM 2.	PROPERTIES	20
ITEM 3.	LEGAL PROCEEDINGS	20
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	21
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	22
ITEM 6.	SELECTED CONSOLIDATED FINANCIAL DATA	23
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
ITEM 7(a).	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	55
ITEM 8.	CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED SUPPLEMENTARY FINANCIAL DATA	55
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	56
	PART III	
ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT	57
ITEM 11.	EXECUTIVE COMPENSATION	57
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	57
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	57
ITEM 14.	CONTROLS AND PROCEDURES	57
	PART IV	
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K	58

PART I

This Annual Report on Form 10-K, including the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", contains both historical information and forward-looking statements about TriQuint Semiconductor, Inc ("TriQuint", "we", "us", "our" or "our company"). A number of factors affect our operating results and could cause our actual future results to differ materially from any forward-looking results discussed below, including, but not limited to, those related to operating results; demand for integrated circuits, SAW filters and optoelectronic components and the products into which they are manufactured, including wireless phones; sales to a limited number of customers; new competitive technologies; growth and diversification of our markets, technologies and product applications; investments in new facilities; startup or integration of new facilities; equity investments in closely held companies; integration of our acquisitions of Infineon's GaAs business, IBM's wireless phone chipset business, Agere's optoelectronics business and integration of any future acquisitions. In some cases, you can identify forward-looking statements by terminology such as "anticipates", "appears", "believes", "continue", "estimates", "expects", "hope", "intends", "may", "our future success depends", "plans", "potential", "predicts", "reasonably", "seek to continue", "should", thinks", "will" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, historical information should not be considered an indicator of future performance. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section of this report titled "Factors Affecting Future Operating Results". These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform these statements to actual results. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.

ITEM 1. BUSINESS

Overview

We are a leading supplier of high-performance components and modules for communications applications. Our focus is on the specialized expertise, materials and know-how for radio frequency/intermediate frequency ("RF/IF") and optical applications. We enjoy diversity in our markets, applications, products, technology and customer base. Markets include wireless phones, infrastructure networks, optical networks, and defense. We provide customers with standard and custom product solutions as well as foundry services. Products are based on advanced process technologies including gallium arsenide ("GaAs"), indium phosphide ("InP"), silicon germanium ("SiGe"), and surface acoustic wave ("SAW"). Our customers include major communication companies worldwide.

Our products are designed on various wafer substrates such as GaAs, SiGe, InP, lithium niobate ("LiNbO3"), lithium tantalate ("LiTaO3") and quartz, using a variety of device technologies including Pseudomorphic High Electron Mobility Transistor ("pHEMT"), Metamorphic HEMT ("mHEMT") Heterojunction Bipolar Transistor ("HBT"), Heterostructure Field Effect Transistor ("HFET"), Metal Semiconductor Field Effect Transistor ("MESFET") and SAW. Using these materials, devices and our proprietary technology, our products can overcome the performance barriers of competing devices in a variety of applications and offer other key advantages such as steeper selectivity, lower distortion, reduced size and weight and more precise frequency control. For example, GaAs has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of GaAs integrated circuits that operate at higher levels of performance than silicon devices. We sell our products worldwide to end-user customers, including The Boeing Company,

Ericsson, Kyocera, LG Group, Lucent, Motorola, Inc., Nokia Corporation, Nortel Networks Corporation, Northrop Grumman, Raytheon Company and Samsung Microelectronics.

In the United States, we have design and manufacturing facilities in Oregon, Texas, Florida and Pennsylvania and design facilities in New England. We also have production plants in Costa Rica and Mexico, a design facility in Germany, an application sales support office in Taiwan and we are in the process of opening an assembly facility in China. We own and operate our own wafer fabrication and product test facilities and use our proprietary processes to produce radio frequency ("RF"), analog and mixed-signal components, lasers, detectors, modulators and modules cost-effectively in high volumes. We believe that control of these manufacturing processes provides us with a reliable source of supply and greater opportunities to enhance quality, reliability and manufacturing efficiency. In addition, control of our manufacturing process and our combined research and design capabilities assists us in developing new processes and products and in being more responsive to customer requirements. We have also established a strategic foundry business serving leading communications companies.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124 and our telephone number at that location is (503) 615-9000. Information about the company is also available at our website at www.triquint.com, which includes links to reports we have filed with the Securities and Exchange Commission ("SEC"). The contents of our website are not incorporated by reference in this Annual Report on Form 10-K.

Industry Background

Market demands for higher levels of performance with reduced cost in electronic communications systems have produced an increasing number of varied, complex applications. The increased capabilities of these new systems, in turn, are spawning new markets and a further proliferation of new, sophisticated applications. Many of these new applications have emerged in the wireless communications, telecommunications, data communications and microwave and millimeter wave communications industries.

The wireless communications industry is constantly changing with the advent of new applications such as digital wireless telephones, personal communication systems ("PCS"), handheld navigation products based on the global positioning satellite ("GPS") standard, satellite communications, wireless local area networks ("WLANs") and wireless internet. Wireless communications systems can offer the functional advantages of wired systems without the costly and time-consuming development of an extensive wired infrastructure, which is of particular importance in developing parts of the world. In addition, many of these new applications require battery-powered portability. The proliferation of some of these new applications has led to increased communication traffic resulting in congestion of the existing assigned frequency bands. As a consequence, wireless communications are moving to higher, less congested frequency bands and are implementing new, advanced communication standards. The advantages of wireless communications systems as well as the increasing demand for wireless communications at higher frequencies continue to drive worldwide growth in existing systems and continue to drive the emergence of new markets and applications.

The telecommunications industry is encountering increasing demand for higher transmission rates and increased capacity to accommodate traditional voice traffic as well as higher levels of traffic arising from widely used Internet service applications. Today's advanced telecommunications systems employ high-speed switching networks and fiber optic cable operating in accordance with high frequency standards such as synchronous optical network ("SONET"), synchronous digital hierarchy ("SDH"), integrated services digital network ("ISDN"), digital subscriber lines ("DSL") and asynchronous transfer mode ("ATM"). For example, high-performance SONET telecommunications systems can operate at frequencies of 10 gigabits per second ("Gbits/sec") and be multiplexed to provide data capacity to 80 Gbits/sec or higher per individual fiber. The advent of video communications and multimedia, which combines voice, video and data are placing further demands on these systems for even higher transmission rates. This is especially true in the local and end user arenas, which are often referred to as the Metro Ring and Last Mile, respectively.

The microwave and millimeter wave communications industry utilizes advanced monolithic microwave integrated circuits ("MMIC") and SAW filter products for aerospace, defense and commercial applications. Aerospace and defense applications include high power amplifiers, low noise amplifiers, switches and attenuators for use in a variety of advanced systems such as active array radar, missiles, electronic warfare and space communications systems. Commercial applications for products and services in this frequency range include wireless telephone applications, optical fiber links and switching networks, millimeter wave ("mmW") radios for point-to-point and point-to-multipoint systems, phased-array radar and satellite links both on the orbiting payload and for earth station transmitters.

To address the market demands for higher levels of performance, electronic communications systems manufacturers have relied heavily on advances in high-performance components and modules such as those we produce. Until recently, the predominant semiconductor technologies used in advanced electronic systems have been silicon-based complementary metal oxide semiconductor ("CMOS"), bipolar complementary metal oxide semiconductor ("BiCMOS") and emitter coupled logic process technologies. In addition, traditional signal processing technologies included lumped element filters, ceramic filters, and bulk acoustic wave crystal filters, resonators and oscillators. However, today's high-performance electronic systems require performance beyond that achievable with these technologies.

One way to improve performance is to combine analog and digital circuitry on the same device. This combination, known as mixed-signal technology, can provide higher levels of integration (smaller size and increased functionality), reduced power consumption and higher operating frequencies. Higher levels of integration can result in smaller devices with increased functionality. Notwithstanding the benefits of mixed-signal technology, the performance requirements of certain critical system functions generally cannot be achieved using silicon-based semiconductors or filters, resonators and oscillators based on traditional technologies. As a result, systems manufacturers are seeking components and modules which can overcome these performance limitations. GaAs, InP and SiGe semiconductor technology has become an effective alternative or complement to silicon solutions in many high-performance applications. The higher electron mobility of GaAs permits GaAs integrated circuits to operate at higher speeds than silicon devices or at the same speeds with lower power consumption. In addition, SAW technology offers a number of advantages over traditional filter technologies, including precise frequency control and selectivity, reduced size and weight, high reliability, environmental stability and the ability to pass RF signals with minimal distortion.

In many new applications, GaAs and SiGe integrated circuits and SAW filters enable high-performance systems to process signals and information more quickly and more precisely. In addition, the use of these components in high-performance communications systems can reduce system power requirements and the physical size and weight of the system, important elements in battery-powered or portable applications. These characteristics, combined with the systems requirements of the communications industry, have led to the use of our components in high volumes to complement silicon devices in a wide range of commercial and aerospace systems.

Electronic communications systems manufacturers, particularly wireless handset manufacturers, are also moving increasingly toward designing integrated radio modules into their phones, rather than the individual components comprising these modules. By doing this, the handset manufacturers can continue to achieve cost reductions, optimization of design and increasingly smaller size of their phones while accelerating design cycles and improving time to market. Our high-performance GaAs and SiGe integrated circuits and our SAW filters, resonators and oscillators comprise some of the primary components in these radio modules. Because of this, we believe we are well-positioned to continue to support the growth and performance level demands of the electronic communications system industry.

TriQuint Strategy

We are a global supplier to the communications industry with a focus on media interface applications of RF and optical communications systems. We strive to be a premier supplier of solutions based on complex materials such as GaAs, SiGe, InP and other compound semiconductor materials and SAW-based products. The key elements of our strategy include:

Diversification of Business Models, Market Applications, Technologies and Customers. We offer a broad range of standard and customer-specific products, as well as manufacturing, design and foundry services, which address numerous end-user applications in a variety of communications markets. Our primary application areas are wireless phones, infrastructure networks, optical networks and defense. Our products are designed on various wafer substrates such as GaAs, SiGe, InP, LiNbO3, LiTaO3 and quartz, using a variety of technologies including pHEMT, HBT, HFET, MESFET and SAW. We delivered products and services to approximately 400 customers during 2002. In addition, we had 35 customers that each contributed $1.0 million or more to our revenues in 2002.

Focusing on RF, Analog and Mixed-Signal Design Excellence. We have made substantial investments in our RF, analog and mixed-signal circuit design capabilities. Our design teams have specialized expertise to address the needs of each of our target markets. The foundation of our design resources is an extensive library of digital and analog cells and associated software tools and databases necessary to develop new products rapidly and cost-effectively. We believe that our RF, analog and mixed-signal design capabilities provide us with a competitive advantage in designing and developing integrated circuits and SAW-based products for standard or customer-specific products in our target markets.

Targeting High-Growth Markets with High-Performance Solutions. We plan to continue to develop and produce high-performance RF, analog and mixed-signal electronic components and modules. In 2001, we added SAW filters to our portfolio of high-performance solutions by merging with Sawtek, which enables us to offer a complete array of RF products for wireless phones. We have also expanded our product portfolio in broadband and microwave applications and added several products to our optical networking product line through our acquisition of a portion of the optoelectronics business of Agere Systems Inc. ("Agere"). Our new products are focused on modules for both GSM and CDMA wireless phones, WLANs, new SAW filter applications and new applications for optical networks and broadband and microwave equipment.

In October 2002, we announced the acquisition of a large portion of the optoelectronics business of Agere based in Breinigsville, Pennsylvania. We completed this acquisition in January 2003. This world class design and manufacturing organization, which has origins back to Bell Laboratories, brings a new market to our company. The products of this business, along with the customers they serve, are complementary to the products and customers we currently serve. We expect to integrate our organizations to develop superior integrated products.

Capitalizing on Partnerships with Industry Leaders in our Target Markets. We plan to continue to establish and maintain close working relationships with industry leaders in our target markets. We also intend to establish strategic relationships with companies that provide access to new technologies, products and markets. These relationships are critical to providing us with insights into future customer requirements, which facilitates the timely development of new products and services to meet the changing needs of our target markets. Our strategic partnerships include development, manufacturing or foundry relationships with Atmel, Inc., Boeing, Ericsson, Hittite Microwave Corp., Infineon Technologies AG, LG Inotek, Lockheed Martin, Philips Semiconductor, Raytheon, Samsung and Schlumberger Limited.

Markets and Applications

We focus on four end markets in the electronic communications system industry: wireless phones, infrastructure networks, optical networks and defense applications.

Wireless Phones. This business accounted for approximately 45% of our total revenues in 2002. The demand for wireless phones has evolved over the past several years as a result of increased demand for portable voice and data communication capabilities. Implementation of new standards such as CDMA 1xRTT and GSM/GPRS are taking advantage of all allocated frequency bands around the world and supporting the growing demand for wireless data communications. In addition to portability, there has also been increasing demand for wireless phones to contain signal quality similar to wired communication systems, be smaller and lighter, accommodate longer talk time and standby time and contain complex functionality. In addition, this increase in wireless phone communication traffic has resulted in congestion of the assigned frequency bands, creating capacity issues for network operators. As a consequence, wireless communications standards are evolving to more efficiently utilize the available spectrum and demand has increased for handsets that work across multiple standards and frequency bands. Phones of this complexity provide new technical challenges that our products are well suited to address. While the wireless phone market has grown in the past, it has experienced a slowdown since 2001 due to the overall softness in the economy and other factors.

Our use of various wafer substrates such as GaAs, SiGe, LiNbO3, LiTaO3 and quartz, and a variety of technologies including pHEMT, HBT, HFET, MESFET and SAW provides us with the ability to satisfy these market demands. In many wireless phone applications, these substrate materials and devices can provide key performance advantages over silicon, such as higher frequency operation, improved signal reception and transmission, better signal processing in congested bands and greater power efficiency for longer battery life. Access to these varied technologies enables us to combine them in applications to optimize both product performance and cost.

We believe that we provide not only the broadest product offering for the RF front-end portion of wireless phones, but also the capability to integrate many of the functions into module form. We offer a full range of RF and intermediate frequency ("IF") SAW filters that can be sold independently or integrated into modules along with our various receiver and power amplifier products. During 2002, we announced a wide range of new products including HBT power amps, SiGe-based products, SAW-based duplexers and various receiver products for applications in the wireless phone and wireless local area networking markets. In addition, our SAW-based RF filters introduced in 2000 have gained significant market acceptance and are now our highest volume product.

Infrastructure Networks. This business accounted for approximately 31% of our total revenues in 2002. Infrastructure networks include a variety of applications and products such as base stations, point-to-point radio, WLANs, satellite communication, cable and other products. The largest portion of the infrastructure end market to us is the base station market. Base stations are necessary to operate wireless phone networks. The demand for base station equipment is related to network build-out plans of network operators and is highly dependent upon the availability of capital equipment budgets. In 2002, demand in the base station market was soft due to reduced capital spending by network operators.

We believe we are the leading supplier of SAW filters for both GSM and CDMA base stations. As base stations evolve to 2.5G and 3G networks and as the United States evolves from networks that predominantly use TDMA to networks that predominantly use GSM and CDMA, we are extending our leadership position as the SAW filter supplier of choice. We believe that our long relationships with the major base station equipment providers and our design and manufacturing capabilities put us in a unique position to continue to support this market with innovative SAW solutions.

Looking forward, we believe there are three major drivers to the base station equipment market. The first is the continued deployment of base stations in China and other emerging markets such as India. The second is the build-out of GSM/EDGE networks for the United States and Latin America to upgrade the existing TDMA networks. The third is build-out of WCDMA systems.

We participate in the satellite communications market in both orbiting payload and ground station uplinks for satellite communication systems. Purchases of equipment by customers in this market was down in 2002 compared to 2001 due to the reduction in satellite launches. We believe that the ground station market will grow as two-way broadband communication products are introduced in 2004. Other broadband products include products for cable and wireless high speed Internet services and wireless distribution of phone, video and interactive cable television services.

Approximately 5% of our total revenues stem from sales of our products through distributors. All of these distributor sales are grouped into the infrastructure networks end market.

Optical Networks. This business accounted for approximately 5% of our total revenues in 2002. The fiber optic network market grew in the late 1990's with increased demand for the transmission and manipulation of large amounts of information at high speeds and with high integrity. Fiber optic network demand has occurred for both the telecommunications and data communications markets. The expansion has been driven by increasing Internet usage, business networking, facsimile exchange and voice traffic, as well as the ongoing upgrade of existing systems to fiber optic components.

Fiber optic cables can transmit data at rates exponentially greater than copper lines. A single fiber can cost-effectively replace hundreds or thousands of copper lines. Optical networks operate in accordance with high frequency standards such as SONET, SDH, ISDN and ATM. For example, high-performance SONET telecommunications systems can operate at frequencies of 10 Gb/s or higher. Dense Wave Division Multiplexing (DWDM) can then be used to combine 80 or more of these 10 Gb/s signals to be carried down a single fiber. Internet applications, video communications and multimedia applications continue to place demands on these systems for even higher transmission rates, especially in the Metro Ring environment.

To fully utilize the benefits of fiber optic cable, the electronic processors and modules in these networks must be able to operate at speeds up to 40 Gb/s cost-effectively and efficiently and still meet established signal quality and data integrity standards. Our optical networking products specifically target the need for these high-performance, integrated devices and support all optical network standards. We offer a variety of products that include multiplexers and demultiplexers, laser/modulator drivers, photo detectors and transimpedance amplifiers. We have added significantly to our product offering lineup through our Agere acquisition. We now offer high performance lasers, detectors, modulators, receivers, transceivers, transponders and optical amplifiers. The optical networks market and demand for our products targeted at these applications have been depressed since 2000 and we expect continued softness through 2003. The Agere acquisition, however, will position us well to serve this market when it recovers.

Defense. This business accounted for approximately 19% of our total revenues in 2002. Our largest customers in this market are defense subcontractors to the U.S. government. The U.S. military uses our products in phased-array radar to identify, track and target aircraft and threats of unknown origin. The capability to track multiple targets simultaneously is one of the key enhancements found on the new generation of fighters such as the F-22 Raptor and Joint Strike Fighter (JSF). We are teamed with the prime contractors on both of these programs. Our microwave power amplifiers (PAs) will provide the capability to transmit the microwave power that is at the heart of the radar's operation. These radars are comprised of large arrays of elements, each with its own PA. Our products are used in long lead-time, large-scale programs. We do not expect our revenues to increase materially as a result of any near-term conflicts with foreign nations.

Products

We offer a broad array of RF, analog and mixed-signal integrated circuits, lasers, detectors, optical modulators, transceivers, transponders, optical amplifiers and SAW filter products to address the needs of our target markets. We utilize high-frequency substrate materials such as GaAs, SiGe and InP, LiNbO3, LiTaO3 and quartz and high-performance technologies such as pHEMT, HBT, HFET, MESFET and SAW to design and manufacture products which overcome the performance barriers of silicon devices. Our products offer other key advantages such as steeper selectivity, lower distortion, higher power and power added efficiency, reduced size and weight and more precise frequency control. We believe efficient manufacturing facilities and processes result in products that provide our customers a favorable price/performance trade-off. Our broad range of standard and customer-specific integrated circuits, optical components and modules and SAW filters, combined with our manufacturing and design services, allow customers to select the specific product solution which best fulfills their technical and time-to-market requirements.

Standard Products

We offer families of standard products for each of our target market application areas. These include:

Wireless Phones. Our products include receivers, power amplifiers, voltage controlled oscillators, switches, low-loss transversal filters, reflective low-loss filters, resonator filters and front-end radio modules. These products address the needs of system designers for low noise, power efficient amplification, low loss switching and efficient and accurate frequency conversion.

Infrastructure Networks. Our products include bi-directional transversal filters, low-loss transversal filters, reflective low-loss filters and oscillators. We believe that we are the leading supplier of SAW filters for base stations. Our products support GSM, EDGE, CDMA and 3G networks. We also provide products that serve as the high data rate backhaul paths for base stations. These include integrated circuits for mmW radios and optical components for optical communication links. Our products also include high power amplifiers, low noise amplifiers, switches, attenuators and discrete integrated circuits. We support numerous applications in this market including radar systems, satellite, point-to-point radios, point-to-multipoint and cable.

Optical Networks. Our products include laser/modulator drivers, photo detectors and transimpedance amplifiers along with lasers, modulators, transceivers, transponders and optical amplifiers. These products support the high-performance telecommunications standards, SONET, SDH, ISDN, ATM and DWDM, and the data communications standards, Gigabit Ethernet and Fibre Channel.

Customer-Specific Products and Services

We offer our customers a variety of product options and services for the development of customer-specific products. Our services include design, wafer fabrication, test engineering, package engineering, assembly and test. We generally receive revenues from customer-specific products and services at two stages: when the design is developed and engineered and when we manufacture and deliver the device. We focus the development of our customer-specific products on applications involving volume production requirements. As is typical in the semiconductor industry, customer-specific products are developed for specific applications. As a result, we expect to generate production revenues only from those customer-specific products that are subsequently produced in high volume. A substantial portion of our products are designed to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select customer-specific development projects which will result in sufficient production volume to enable us to achieve manufacturing efficiencies. Because customer-specific products are developed for unique applications, we expect that some of our current and future customer-specific products may never be produced in high volume. In addition, in the event of significant delays in completing designs or our failure to obtain development contracts from customers whose systems achieve and sustain commercial market success, our results of operations could be materially adversely affected.

Customer-specific designs are generally implemented by one of two methods. Under the first method, the customer supplies us with detailed performance specifications and we design, develop and manufacture the integrated circuits. These designs are generated using either our in-house design engineering group or independent third-party design organizations which have been qualified by us. Under the second method, we supply circuit design and process rules to our customer and the customer's internal engineering staff designs and develops the product, which we then manufacture.

Design and Process Technology

In order to rapidly develop and cost-effectively introduce new products which address the needs of our customers, we have made substantial investments in building our capabilities in RF, analog and mixed-signal circuit design. We have developed an extensive library of digital and analog cells and associated software tools and databases which we use to facilitate the design of our integrated circuits. We have developed techniques for material design as well. The advancement of both our electrical and optical components is highly dependent on our ability to quickly and accurately produce the proper material structure to meet the targeted end device performance. We have also developed and documented process and design rules which allow customers to design proprietary integrated circuits themselves. Mixed-signal products, which generally involve varied and complex functions operating at high frequencies, generally present the most complex design and testing challenges. We believe that our extensive cell library, device simulation models, optimized mixed-signal process technology and design and test engineering expertise in high-performance mixed-signal integrated circuits address these challenges and provide a competitive advantage.

Our manufacturing strategy is to use high volume process technologies when possible to enable us to provide cost-effective, stable, uniform and repeatable solutions for our customers. We provide advanced wafer manufacturing processes and we have pursued core process technologies that are cost-effective for RF, analog and mixed-signal electronic applications as well as for lasers, detectors, modulators and optical amplifiers in the optical component market. As a result, we are able to enjoy the cost advantages associated with standard high volume semiconductor manufacturing practices. The core process technology in our Oregon wafer fabrication operation employs both implanted and epitaxial structures, 4 micron metal pitch, typically 0.5 or greater micron geometries, involves 10 to 18 mask steps, has a cutoff frequency of up to 21 GHz and is scalable. This scalability facilitates further cost reduction and performance improvement. The process technology employed in our Texas wafer fabrication operation includes six advanced performance production processes: 0.5 micron gate length MESFET for amplifier applications; 0.15, 0.25 and 0.5 micron gate length pHEMT for high power and high frequency applications; HBT for high voltage, high linearity and high power density; 0.5 micron gate length HFET for high voltage, high power amplifiers and switches and Vertical P-I-N diode (VPIN) for signal control devices such as switches, limiters and attenuators. In our Florida wafer fabrication operation, we use manufacturing techniques to produce our SAW devices that are very similar to those for integrated circuits.

Customers

We have a broad customer base of leading systems manufacturers. In 2002, we shipped products or provided manufacturing services to approximately 400 end-user customers and distributors. In 2002, Motorola accounted for approximately 16% of our revenues and Nokia accounted for approximately 10% of our revenues. In 2001, Nokia accounted for approximately 15% of our revenues. In 2000, Ericsson accounted for approximately 14% of our revenues, Motorola accounted for 11% of our revenues, Nokia accounted for approximately 13% of our revenues and Nortel accounted for approximately 12% of our revenues. No other single customer accounted for greater than 10% of our revenues during these periods. This mix of customers may change in the future, particularly as a result of our acquisition of the Agere optical components business.

Our sales to customers outside the United States accounted for approximately 56%, 44% and 50% of revenues in 2002, 2001 and 2000, respectively. Sales to customers in Korea represent the largest portion of our international sales. Customers in Korea accounted for approximately 13% and 12% of our revenues in 2002 and 2001, respectively. Customers in Canada accounted for approximately 14% of revenues in 2000. No other country represented 10% or more of our revenues in any of those periods.

Some of our sales to overseas customers are made under export licenses that must be obtained from the United States Department of Commerce. Protectionist trade legislation in either the United States or other countries, such as a change in the current tariff structures, export compliance laws, trade restrictions resulting from war or terrorism, or other trade policies could adversely affect our ability to sell or to manufacture in international markets. Furthermore, revenues from outside the United States are subject to inherent risks, including the general economic and political conditions in each country.

Manufacturing

We currently have six manufacturing centers located in Oregon, Texas, Florida, Pennsylvania, Mexico, Costa Rica and China.

Our executive, administrative, test and technical offices are located in a 254,000 square foot facility in Hillsboro, Oregon on approximately 52 acres. Included in this facility is a wafer fabrication facility consisting of 76,000 square feet, of which 21,000 is operated as a Class 10 performance clean room.

Our Texas facility is located in Richardson. It comprises approximately 550,000 square feet, of which 48,000 is a Class 1 performance clean room. We currently operate that clean room as a Class 10 performance clean room. In July 2002, we successfully moved our manufacturing operations from our former Dallas facility, which we leased from Raytheon under a sublease, solely to the Richardson facility. We no longer lease any portion of our former Dallas facility.

Our Florida facility is a wafer fabrication facility located in Apopka. The Apopka wafer fabrication facility includes 16,000 square feet of clean room, of which 2,300 square feet is Class 10 performance clean room.

Our San Jose, Costa Rica facility is an assembly and test facility for the production of SAW filters. It is a 61,300 square foot facility with over 19,000 square feet of clean room space, located in the Metro Free Trade Zone. We use our Costa Rica facility to assemble, package, test and ship final product to customers. We began operations at this facility in 1996.

In February 2003, we also announced our establishment of a facility in Tianjin, China to provide assembly, test, mark, tape and reel support for our products that serve the worldwide cell phone market. This facility comprises approximately 11,000 square feet and will also provide us with shorter time-to-market, local currency support and after sales service in support of domestic Chinese communications equipment manufacturers, as well as other original equipment manufacturers.

In connection with our acquisition of the Agere optical components business, we acquired rights to facilities in Breinigsville, Pennsylvania and Matamoros, Mexico. The Breinigsville, Pennsylvania facility contains approximately 849,000 square feet of manufacturing and office space located on 139 acres. There are several clean rooms existing within the complex. We are in the process of scaling and integrating the manufacturing assets, which are currently located across several Agere sites, into specific designated portions of the Breinigsville and Mexico sites. In addition, some of the acquired assets will be moved to and installed in our Richardson, Texas facility. We expect to complete the asset integration and take ownership of the site by April 1, 2003, which coincides with the completion of most of the transition support services Agere has agreed to provide. We also assumed the long-term lease obligation on a Matamoros, Mexico facility from Agere. This facility is used to assemble and integrate optical components into higher level assemblies such as transceivers and transponders.

The fabrication of integrated circuits and SAW filter products is highly complex and sensitive to particles and other contaminants and requires production in a highly controlled, clean environment. Minute impurities, difficulties in the fabrication process or defects in the masks used to print circuits on the wafers can cause a substantial percentage of the wafers to be rejected or numerous die on each wafer to be nonfunctional. As compared to silicon technology, the less mature stage of the technology of GaAs substrate material leads to somewhat greater difficulty in circuit design and in controlling parametric variations, thereby yielding fewer good die per wafer. The more brittle nature of GaAs wafers can also lead to higher processing losses than experienced with silicon wafers. To maximize wafer yield and quality, we test our products in various stages in the fabrication process, maintain continuous reliability monitoring and conduct numerous quality control inspections throughout the entire production flow. A sustained failure to maintain acceptable yields would have a material adverse effect on our operating results.

We incur a high level of fixed costs to operate our own manufacturing facilities. These fixed costs consist primarily of facility occupancy costs, investment in manufacturing equipment, repair, maintenance and depreciation costs related to equipment and fixed labor costs related to manufacturing and process engineering. Our manufacturing yields vary significantly among our products, depending upon a given product's complexity and our experience in manufacturing it. We have in the past and may in the future experience substantial delays in product shipments due to lower than expected production yields. In addition, during periods of low demand, high fixed wafer fabrication costs could have a material adverse effect on our operating results.

For integrated circuit products made by our Oregon facility, we assemble our products using outside assembly contractors. Our Texas facility is developing packaged products, which will also be assembled by outside contractors. Our Pennsylvania operation has also used outside contract assembly facilities as well as the facility in Matamoros, Mexico. We are in the process of integrating these assembly needs as we evaluate ongoing product offerings. Outside assembly services are contracted to 11 vendors, five of which are located in the U.S. We perform our own tape and reel operations; however, we have two domestic vendors qualified for this service should we need to use them. A reduction or interruption in the performance of assembly services by subcontractors or a significant increase in the price charged for such services could adversely affect our operating results.

Production Outside of the United States

Because of the significant fixed costs associated with the manufacture of our products and components and our industry's history of declining prices, we must continue to produce and sell our integrated circuits, optical components and SAW components in significant volume, continue to lower manufacturing costs and carefully monitor inventory levels. We continually evaluate our integrated circuit and SAW components manufacturing processes as well as the desirability of transferring volume production of those products between facilities, including transfer overseas to countries where labor costs and other manufacturing costs are significantly lower than in the United States, principally Costa Rica and now Matamoros, Mexico. In 2003, we will also begin utilizing our newly established assembly and test facility in Tianjin, China. The functional currency for both our Costa Rican and Mexican subsidiaries is the U.S. dollar since sales and most material cost and equipment are U.S. dollar denominated. The effects of currency fluctuations of the local currencies are not considered significant and are not hedged.

Frequently, transfer of production of a product to a different facility requires qualification of such new facility by certain of our customers. There can be no certainty that such changes and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our results of operations. Offshore operations are subject to certain inherent risks, including delays in transportation, changes in governmental policies, tariffs, import/export regulations and fluctuations in currency exchange rates in addition to geographic limitations on management controls and reporting. There can be no assurance that the inherent risks of offshore operations will not adversely affect our future operating results.

Raw Materials and Sources of Supply

We generally maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases. We purchase these materials on a purchase order basis. The raw materials used are available from several suppliers for our integrated circuit, SAW filter and optical components manufacturing operations. For our integrated circuit manufacturing operations, we currently have approximately 16 fully qualified wafer vendors, at least three of which are located in the United States, and three fully qualified mask set vendors, all of which are located in the United States. We purchase high-performance, multilayer ceramic packages from approximately three vendors, one of which is located outside the United States. We currently purchase plastic packaging from approximately seven suppliers, one of which is located in the United States. We also utilize nonqualified vendors for these and other materials for use in nonproduction research and test activities.

For our SAW filter manufacturing operations, we use several raw materials, including wafers made from quartz, LiNbO3 or LiTaO3 and ceramic or metal packages. Relatively few companies produce these piezoelectric wafers and metal and ceramic packages. Our most significant suppliers of ceramic surface mount packages are three companies based in Japan. For our SAW operations, we also utilize five qualified wafer vendors, three of which are located outside the United States, and two qualified mask set vendors, both of which are domestic companies.

Our newly acquired optical components group is dependent upon a large number of suppliers for components that make up the bill of materials ("BOMs") for its product offerings such as transceivers, transponders and optical amplifiers. The success of these products is critical to the overall success of the business. The primary risk to our source of supply to manufacture these products is the currently depressed state of the optical network market and its impact on the financial stability of smaller companies. We are focusing on a successful transition in this area as we integrate that operation into our company.

Our reliance on a limited number of suppliers for certain raw materials and parts may impair our ability to produce our products on time and achieve acceptable yields. At times in the past, we have experienced difficulties in obtaining ceramic packages used in the production of bandpass filters. The acquisition of relatively simple devices, such as capacitors, has been problematic at times because of the large demand swings that can occur in the cellular handset market for such components. This risk will spread across a larger percentage of our total business as a greater portion of our revenues results from our integrated product offerings. In an attempt to minimize this problem, we have qualified multiple sources of supply when possible, negotiated long-term agreements when possible and intend to maintain a safety stock of raw material inventories of these items.

Marketing, Sales and Distribution

We sell our products through independent manufacturers' representatives, distributors and our direct sales staff. As of December 31, 2002, we had 34 independent manufacturers' representative firms and four distributors worldwide. Of the independent manufacturers' representative firms, 19 are based in the United States and 15 are located in Europe, the Pacific Rim and South America. Our direct sales staff provides sales direction and support to the manufacturers' representatives and distributors. Of the distributors, one is based in the U.S. and three support our Europe and Pacific Rim business. We have domestic sales management offices in the metropolitan areas of Los Angeles, California; San Diego, California; San Jose, California; Boston, Massachusetts; Portland, Oregon; Chicago, Illinois and Raleigh, North Carolina. We have also established foreign sales and marketing offices in Finland, Germany, Japan, Korea, Sweden and Taiwan.

Backlog

As of December 31, 2002, our backlog was approximately $70.2 million compared to approximately $78.6 million as of December 31, 2001. We include in our backlog all purchase orders and contracts for products requested by the customer for delivery within 12 months. We expect to ship substantially our entire backlog by December 31, 2003. The backlog is not necessarily indicative of future product sales, and a delay or cancellation of a small number of purchase orders may materially adversely affect us.

We do not have long-term agreements with any of our customers. Customers generally purchase our products pursuant to cancelable short-term purchase orders. Our customers have canceled these purchase orders or rescheduled delivery dates in the past, and we expect that these events may also occur in the future. If there is any work in process at the time of cancellation, the customer may be required to pay customary termination charges. If customers over-order to secure delivery dates and eventually cancel orders, the customer may be subject to price renegotiations as a result of lower quantity of units taken.

Frequently, we can ship our standard products from inventory shortly after receipt of an order, referred to as "turns business", and these orders may not be reflected in backlog. Accordingly, backlog as of any particular date may not necessarily be representative of actual sales for any future period.

Research and Development

Our research and development efforts are directed towards developing integrated circuits, SAW devices and now optoelectronics products. We are also focused on improvement of our existing products' performance, development of new processes, reductions of manufacturing process costs and improvements in device packaging.

In 2002, we had 678 design wins for products and customers across all of our target markets. Since most of our products are proprietary sole-sourced devices, we believe that these design wins indicate the strength of our engineering resources. In 2002, we announced several new key products and projects, such as our first 4x4 mm SiGe Pas, a foundry relationship with Philips to develop HBT-based wireless applications, significant product development effort in GSM power amplifiers, switches and filters, and entry into the optoelectronics market through our purchase of Agere's optical components group.

Our research, development and engineering expenses in 2002, 2001 and 2000 were approximately $58.6 million, $51.7 million and $39.8 million, respectively. As of December 31, 2002, approximately 581 of our employees were engaged in activities related to process and product research and development. We expect that we will continue to spend substantial funds on research and development.

We are continually designing new and improved products to maintain our competitive position. While we have patented a number of aspects of our process technology, the market for our products is characterized by rapid changes in technologies. Because of continual improvements in these technologies, we believe that our future success will depend on our ability to continue to improve our products and processes and develop new technologies in order to remain competitive. Additionally, our future success will depend on our ability to develop and introduce new products for our target markets in a timely manner. The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. The development of new products by us and their design into customers' systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs. Furthermore, the successful introduction of our ongoing products may be adversely affected by competing products or technologies. In addition, new product introductions frequently depend on our development and implementation of new process technologies. If we are unable to design, develop, manufacture and market new products successfully, our future operating results will be adversely affected. We cannot assure you that our product and process development efforts will be successful or that our new products will be available on a timely basis or achieve market acceptance.

As is characteristic of the integrated circuit and SAW filter component industries, the average selling prices of our products have historically decreased over the products' life cycles and we expect this pattern to continue. We also expect the same pattern to occur with our new optoelectronics products. To offset these decreasing selling prices, we rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products which incorporate advanced features and can be sold at higher average selling prices. As more of our product offerings migrate toward integrated assemblies requiring the acquisition of outside manufactured components, we will have to effectively work with our suppliers to reduce the total cost of the respective BOMs. To the extent that our cost reduction efforts or new product introductions do not occur in a timely manner or our or our customers' products do not achieve market acceptance, our operating results could be adversely affected.

Competition

The markets for our products are characterized by price competition, rapid technological change, short product life cycles and heightened global competition. Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources. Due to the increasing requirements for high-speed, high-frequency components, we expect intensified competition from existing integrated circuit and SAW device suppliers, as well as from the entry of new competitors to our target markets.

For products in depressed markets, such as for optical components and modules, competition can be even more intense as companies attempt to maximize their revenue to cover as much of their fixed cost base as possible, even if it means selling products at a loss. There is no guarantee that pricing will stay at a level where we can sell our products on a profitable basis.

For our integrated circuit devices, we compete with manufacturers of high-performance silicon integrated circuits as well as manufacturers of GaAs and other integrated circuits. Our silicon-based competitors include companies such as Applied Micro Circuits Corporation, Maxim Integrated Products Inc., Motorola, Philips and STMicroelectronics N.V. Our GaAs-based competitors include companies such as Anadigics Inc., Fujitsu Microelectronics, Inc., Infineon Technologies AG, Raytheon, RF Micro Devices, Skyworks Solutions, Inc. and Vitesse Semiconductor Corp. For our SAW devices our competitors include companies such as CTS Wireless Components, Micro Networks, Phonon, RF Monolithics, Vectron, EPCOS AG, Thales, Fujitsu, Murata and Toyocom. Competition could also come from companies developing alternative technologies such as SiGe and InP integrated circuits and digital filtering and direct conversion devices. Our major competitors across the optical markets include Fujitsu, JDS-Uniphase, Agilent, Bookham Technologies and Nortel.

Our prospective customers are typically systems designers and manufacturers that are considering the use of GaAs or SiGe integrated circuits or SAW filters, as the case may be, for their high-performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. We believe that we currently compete favorably with respect to these factors. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or by us often limits further competition with respect to manufacturing a given design. Some potential customers may be reluctant to adopt our integrated circuit products because of perceived risks relating to GaAs, SiGe and other technologies other than silicon, including perceived risks related to manufacturing costs, novel design and unfamiliar manufacturing processes. In addition, potential customers may have questions about the relative performance advantages of our integrated circuit products compared to more familiar silicon semiconductors, or concerns about risks associated with reliance on a smaller, less well-capitalized company for a critical component. While our GaAs integrated circuit products have inherent speed advantages over silicon devices, the speed of products based upon silicon processes is continually improving. Our products are often sole sourced to our customers and our operating results could be adversely affected if our customers were to develop other sources for our products.

The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon devices. This cost differential relates primarily to higher costs of the raw wafer material, lower production yields associated with the relatively immature GaAs technology and higher unit costs associated with lower production volumes. Although we have reduced production costs through decreasing raw wafer costs, increasing fabrication yields and achieving higher volumes, there can be no assurance that we will be able to continue to decrease production costs. Due to the current weakness in our target markets, we have underutilized capacity. However, we believe that we are well positioned to meet the demands of these markets when they strengthen. In addition, we believe our costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon devices. As a result, we must offer devices which provide superior performance to that of silicon such that the perceived price/performance of our products is competitive with silicon devices. There can be no assurance that we can continue to identify markets which require performance superior to that offered by silicon solutions or that we will continue to offer products which provide sufficiently superior performance to offset the cost differentials.

Intellectual Property Matters

We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. We aggressively seek patents to protect inventions and technology which are important to our business. We have been awarded numerous patents relating to circuit design, SAW devices, oscillators, packaging technologies and wafer processing which have various expiration dates, but none earlier than 2005. These include both U.S. and foreign patents. In addition to our own inventions, we have acquired a substantial portfolio of U.S. and foreign patent applications in the optoelectronics area of technology. These applications are just starting to issue as patents, and will have lives that will extend 20 years from their respective filing dates. As a result of the rapid changes in technology, the lives of these patents will likely last longer than the economic lives of the technologies they cover. We also have a number of registered trademarks. There can be no assurance that our pending patent or trademark applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. We also protect our numerous original mask sets under the copyright laws.

We also own a substantial body of proprietary techniques and trade secrets. We seek to protect our trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not offer protection of our proprietary rights to the same extent as the laws of the United States, which is an increasing concern as more of our assembly production is moved to foreign countries.

Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. We believe that our activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of semiconductor operations. While we have not experienced any materially adverse effects on our operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements. Any failure by us to adequately restrict the discharge of hazardous substances could subject us to future liabilities or could cause our manufacturing operations to be suspended.

Employees

As of December 31, 2002, we employed a total of 1,485 persons, including 720 in manufacturing, 40 in quality and reliability, 581 in process, product and development engineering, 45 in marketing and sales and 99 in finance and administration. As of December 31, 2002, none of our domestic employees were represented by a collective bargaining agreement. At our German location, approximately 35 of our employees are represented by a collective bargaining agreement. In addition, approximately 100 non-exempt employees of the optoelectronics business which we acquired from Agere effective January 2, 2003 are represented by a collective bargaining agreement. We consider our relations with employees to be good and we have not experienced any work stoppage.

Executive Officers

The names, ages and positions of our executive officers as of March 15, 2003 are as follows:

Name	Age	Current Position(s) with Company	Position Held Since
Steven J. Sharp	61	Chairman of the Board of Directors	1992
Ralph G. Quinsey	47	President and Chief Executive Officer	2002
Raymond A. Link	48	Vice President, Finance and Administration, Chief Financial Officer and Secretary	2001
Brian P. Balut	37	Vice President, Sales and Marketing	2002
Thomas V. Cordner	58	Vice President, TriQuint Texas	1998
Bruce R. Fournier	46	Vice President, TriQuint Oregon	1998
David N. McQuiddy, Jr.	64	Vice President, TriQuint Texas	2000
J. David Pye	52	Vice President, TriQuint Oregon	1996
Glen A. Riley	40	Vice President, TriQuint Optoelectronics	2003
Ronald R. Ruebusch	53	Vice President, TriQuint Oregon	1996
J. Michael Sanna	50	Vice President, TriQuint Texas	2002
Azhar Waseem	49	Vice President, Sawtek Inc.	2002
Stephanie J. Welty	47	Vice President, Finance and Assistant Secretary	1999

Mr. Sharp joined TriQuint in September 1991 as Director, President and Chief Executive Officer. In May 1992 he became Chairman of TriQuint's Board of Directors. In July 2002, Mr. Sharp stepped down as President and Chief Executive Officer and remains as Chairman of the Board. Previously, Mr. Sharp was the founder and served as Chief Executive Officer of Power Integrations, Inc., a semiconductor manufacturing company. Prior to that time, Mr. Sharp was employed for 14 years by Signetics Corporation (since acquired by Philips Electronics N.V.), a semiconductor manufacturer and for nine years by Texas Instruments, Incorporated, a semiconductor manufacturer. Mr. Sharp also serves as a director of Power Integrations. He received a B.S. degree in Mechanical Engineering from Southern Methodist University, a M.S. degree in Engineering Science from California Institute of Technology and a M.B.A. from Stanford University.

Mr. Quinsey joined TriQuint in July 2002 as President and Chief Executive Officer. From September 1999 to January 2002, Mr. Quinsey was with ON Semiconductor, a manufacturer of semiconductors for a wide array of applications, as Vice President and General Manager of the Analog Division. Prior to that, Mr. Quinsey was with Motorola, a manufacturer of semiconductors and communications equipment, from 1979 to September 1999, holding various positions including Vice President and General Manager of the

RF/IF Circuits Division, which developed both silicon and gallium aresnide technologies for wireless phone applications. Mr. Quinsey received a B.S. degree in Electrical Engineering from Marquette University.

Mr. Link joined TriQuint in July 2001 as Vice President, Finance and Administration, Chief Financial Officer and Secretary as a result of TriQuint's merger with Sawtek. Mr. Link joined Sawtek in September 1995 as Vice President Finance and Chief Financial Officer and was promoted to Senior Vice President and Chief Financial Officer in October 1999. From 1987 to September 1995, Mr. Link was Vice President, Finance and Chief Financial Officer of Hubbard Construction Company, a heavy/highway construction company. From 1980 to 1987, he was with Harris Corporation, a manufacturer of electronic communication equipment, in various financial capacities. Mr. Link received a B.S. degree from the State University of New York at Buffalo and a M.B.A. from the Wharton School at the University of Pennsylvania. He is a Certified Public Accountant.

Mr. Balut joined Sawtek in October 1994 as Sales Manager. He was promoted to Director of Sales and Marketing in November 1996 and to Vice President Sales and Marketing in September 1998 and assumed overall corporate responsibility for this function in July 2002. From 1987 to 1994, Mr. Balut held various positions in sales, marketing and engineering with REMEC, a manufacturer of electronic components. Mr. Balut received a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology and a M.B.A. from Rollins College.

Mr. Cordner joined TriQuint in January 1998 as Vice President and General Manager, Millimeter Wave Communications as a result of TriQuint's acquisition of Raytheon's MMIC operations and was promoted to Vice President, TriQuint Texas in May 2002. From July 1997 to January 1998, Mr. Cordner served as Operations Manager for Raytheon, heading its GaAs MMIC operations. Prior to that time, Mr. Cordner was an employee of Texas Instruments, a semiconductor and communications equipment manufacturer, for 32 years, most recently as the Operations Manager for its GaAs Operations Group from January 1991 to July 1997. Mr. Cordner received a B.S. degree in Mathematics from the University of Texas at Arlington.

Mr. Fournier joined TriQuint in June 1987 as Area Sales Manager. Since that time, he has held a variety of positions including National Sales Manager, Wireless Products from 1991 to 1994, Director of Worldwide Sales from early 1994 to September 1994 and Vice President, Worldwide Sales from September 1994 to June 1998. From June 1998 until May 2002, Mr. Fournier held the position of Vice President and General Manager, Foundry Services. He currently holds the position of Vice President, TriQuint Oregon. Prior to joining TriQuint, Mr. Fournier held engineering, sales and marketing management positions with Fairchild Semiconductor, Weitek Corporation and Honeywell, Inc. Mr. Fournier received an A.S. degree in Electrical Engineering and a B.S. degree in Business Administration from the University of Maine and a M.B.A. from the University of Southern Maine.

Dr. McQuiddy joined TriQuint in January 2000 as Vice President, Research and Development and in May 2002 he was promoted to Vice President, TriQuint Texas. From July 1997 to January 2000, Dr. McQuiddy was a Senior Principal Fellow at Raytheon. Dr. McQuiddy joined Texas Instruments in 1968 and served in various capacities until July 1997. At Texas Instruments, Dr. McQuiddy was responsible for directing internal research and development investments in electro-optics, microwave/millimeter-wave and micro-electronic technologies. He is an IEEE Fellow and presently serves on the IEEE USA R&D Policy Committee. Dr. McQuiddy received a B.S. degree from Vanderbilt University and a M.S. degree and a Ph.D. degree in Electrical Engineering from the University of Alabama.

Mr. Pye joined TriQuint in May 1996 as Vice President, Manufacturing and in May 2002 was named Vice President, TriQuint Oregon. From 1983 until 1996, Mr. Pye was Vice President and General Manager at VLSI Technology, Inc., a semiconductor company, where he served in various capacities. From 1973 to

1983, Mr. Pye served in various roles in process engineering and process development at Texas Instruments. Mr. Pye received a B.A. degree from Napier College of Science and Technology, Edinburgh, Scotland.

Mr. Riley joined TriQuint in January 2003 as Vice President and General Manager, TriQuint Optoelectronics. From December 2001 to August 2002, he was President and CEO of Opticalis, a venture-funded start-up company developing optical communication sub-systems. Prior to that, he spent 6 years with Agere Systems, a semiconductor and optical component manufacturer, as Vice President of Optical Core Networks, Vice President of Sales for the Asia-Pacific region, and as General Manager of the Storage Products group. Before Agere, he worked in various management, marketing and sales roles at Philips Semiconductors, AT&T Microelectronics and Texas Instruments. In total, he has over 17 years of experience in the semiconductor industry. Mr. Riley holds a B.S. degree in Electrical Engineering with highest distinction from the University of Maine at Orono.

Mr. Ruebusch joined TriQuint in May 1996 as Vice President and General Manager, Wireless Communications and in May 2002 was named Vice President, TriQuint Oregon. From 1993 to May 1996, Mr. Ruebusch was Vice President, Semiconductor Product Development, at Celeritek, Inc., a microwave products company. From 1991 to 1993, Mr. Ruebusch held management positions at Pacific Monolithics, Inc. (which was acquired by Richardson Electronics, Ltd.). Prior to such time, Mr. Ruebusch spent 13 years in various positions at Advanced Micro Devices, Inc. and Signetics Corporation (which was acquired by Philips Electronics). Mr. Ruebusch received a B.S. degree in Electrical Engineering, a M.S. degree in Electrical Engineering and a M.B.A. from the University of Santa Clara.

Mr. Sanna joined TriQuint in January 1998 as Director of Business Development for the Texas operation as a result of TriQuint's acquisition of Raytheon's MMIC operations. In May 2002 he was promoted to Vice President, TriQuint Texas. From July 1997 to January 1998, Mr. Sanna served as the Wafer Fabrication Operations Manager for Raytheon, heading its GaAs MMIC manufacturing operations. Prior to that time, Mr. Sanna was an employee of Texas Instruments for 17 years, most recently as the Wafer Fabrication Operations manager for its GaAs Operations Group from January 1994 to July 1997. Mr. Sanna received B.S. and M.S. degrees in Electrical Engineering from the University of Wisconsin and Southern Methodist University, respectively, and a Masters Degree in Administrative Studies from Southeastern Oklahoma State University.

Mr. Waseem joined Sawtek in March 1995 as Director of Wafer Fabrication and was promoted to Vice President of Manufacturing in April 1998 and to Vice President of Operations in October 1999. In May 2002 he was promoted to Vice President, Sawtek, Inc. From 1989 to 1994, Mr. Waseem held various operations and engineering positions with Siliconix, Inc., a microelectronics manufacturer based in Santa Clara, California. From 1986 to 1989, Mr. Waseem held various engineering positions with General Electric. Mr. Waseem received B.S. and M.S. degrees in Electrical Engineering and a M.B.A., all from the University of Minnesota.

Ms. Welty joined TriQuint in 1994. Since September 1999, Ms. Welty has been TriQuint's Vice President, Finance. Ms. Welty served as Accounting Manager from 1994 to 1996 and served as Director of Information Systems from 1996 to September 1999. Prior to joining TriQuint, Ms. Welty held accounting and controller positions at other high technology firms. Ms. Welty holds a B.S. degree from the University of Washington and she is a Certified Public Accountant.

ITEM 2. PROPERTIES

Location	Purpose	Approximate Building Size in Square Feet	Approximate Land in Acres	Leased or Owned
Hillsboro, Oregon	Headquarters, administration, test, technical, wafer fabrication, engineering	254,000	52	Owned
Richardson, Texas	Wafer fabrication, engineering, administration, test, technical	550,000	16	Leased
Apopka, Florida	Wafer fabrication, engineering, administration, test, technical	92,100	16	Owned
Apopka, Florida	Manufacturing	1,400	—	Leased
Tianjin, China	Test and assembly	11,000	—	Leased
San Jose, Costa Rica	Test and assembly	61,300	2	Owned
Munich, Germany	Engineering, marketing	21,054	—	Leased
Seoul, Korea	Engineering, marketing	5,307	—	Leased
Taipei, Tawain	Engineering, marketing	11,000	—	Leased
Lowell, Massachusetts	Engineering	9,619	—	Leased
Nashua, New Hampshire	Engineering	4,385	—	Leased
Breinigsville, Pennsylvania	Wafer fabrication, engineering, administration, test, technical	849,000	137	Leased*
Matamoros, Mexico	Test and assembly	80,000	—	Leased

Various field offices each less than 1,000 sq ft

* This property is leased from Agere. We expect that the ownership of the property will be transferred to us on or about April 1, 2003.

We believe these properties are suitable for our current operations. We are running below capacity in most of our facilities and some of the properties may exceed our near and intermediate term needs.

ITEM 3. LEGAL PROCEEDINGS

In February 2003, several nearly identical civil class action lawsuits were filed in the United States District Court for the Middle District of Florida against Sawtek, Inc., our wholly owned subsidiary since July 2001. The lawsuits also name as defendants current and former officers of Sawtek and our company. The class action complaints purportedly are filed on behalf of purchasers of Sawtek's stock between January 2000 and May 23 or May 24, 2001. All of the complaints allege that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act, as well as Securities and Exchange Commission Rule 10b-5, by making false and misleading statements and/or omissions to inflate Sawtek's stock price and conceal the downward trend in revenues disclosed in Sawtek's May 23, 2001 press release. At least one complaint alleges a third cause of action for breach of fiduciary duty to the shareholders. The complaints do not specify the amount of monetary damages sought. We deny the allegations contained in these complaints and intend to defend against these claims vigorously.

In December 2002, we filed a lawsuit against Finisar Corporation in Multnomah County Circuit Court of Oregon. The lawsuit alleges that Finisar failed to pay us for semiconductor wafers delivered between September 2000 and December 2001. Our complaint seeks payment in the amount of $2,827,627, plus prejudgment and post-judgment interest. In response to the complaint, Finisar Corporation filed an answer, affirmative defenses and counterclaims alleging that our wafers were defective. Finisar alleges claims for breach of contract, breach of warranty, negligence, and restitution, seeking damages in the amount of $13,000,000, plus interest. We have filed a reply denying the counterclaim allegations and intend to vigorously defend against them. The parties are currently engaging in discovery and no trial date has been set.

In addition, from time to time we are involved in judicial and administrative proceedings incidental to our business. Although occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our shares are quoted on the Nasdaq National Market under the symbol "TQNT". The following table sets forth the high and low price per share of our common stock as reported by the Nasdaq National Market for the periods indicated (all prices are adjusted for all stock splits):

	High	Low
Fiscal Year Ended December 31, 2002		
1st Quarter	$14.00	$ 8.90
2nd Quarter	13.09	5.61
3rd Quarter	7.75	3.75
4th Quarter	$ 7.53	$ 2.55
Fiscal Year Ended December 31, 2001		
1st Quarter	$49.38	$14.25
2nd Quarter	32.73	10.25
3rd Quarter	25.90	14.28
4th Quarter	$21.00	$10.75

The closing price of our common stock on the Nasdaq National Market on December 31, 2002 was $4.24 per share.

As of December 31, 2002, there were 133,162,755 shares of common stock outstanding held by approximately 512 stockholders of record. Many stockholders hold their shares in street name. We believe we have more than 76,000 beneficial owners of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We have an operating lease and subordinated convertible debt which contain restrictive covenants which could limit our ability to pay cash dividends or make stock repurchases. Any future determination to pay cash dividends will also be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other such factors as our Board of Directors deems relevant.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of selected consolidated financial data as of and for each of the five years shown ended December 31. The historical selected consolidated financial data has been derived from the audited historical financial statements for the years 2000, 1999 and 1998 of TriQuint and Sawtek, which were audited by KPMG LLP and Ernst & Young, LLP, respectively. The 2002 and 2001 selected consolidated financial data were audited by KPMG LLP. These data should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and our consolidated financial statements appearing elsewhere in this document.

TriQuint Semiconductor, Inc.
Selected Consolidated Financial Data

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share information)				
Consolidated Statement of Operations Data:					
Revenues	$ 267,313	$ 334,972	$ 460,590	$263,939	$209,305
Cost of goods sold	172,197	198,537	203,971	137,293	117,595
Gross profit	95,116	136,435	256,619	126,646	91,710
Operating expenses:					
Research, development and engineering	58,547	51,685	39,753	27,603	23,269
Selling, general and administrative	42,889	46,718	45,980	33,480	26,663
Impairment of long-lived assets and goodwill	94,740	76,933	—	—	—
Acquisition related costs	8,575	7,546	—	—	8,820
Reduction in work force	1,011	1,077	—	—	—
Special charges	—	—	—	—	1,400
Total operating costs and expenses	205,762	183,959	85,733	61,083	60,152
Income (loss) from operations	(110,646)	(47,524)	170,886	65,563	31,558
Other income (expense), net	4,096	12,637	25,592	11,015	6,026
Impairment of equity investments in private companies	(23,778)	(15,057)	—	—	—
Gain on retirement of debt	6,009	9,401	—	—	—
Other income (expense), net	(13,673)	6,981	25,592	11,015	6,026
Income (loss) before income tax	(124,319)	(40,543)	196,478	76,578	37,584
Income tax expense (benefit)	34,241	(14,332)	45,785	20,938	15,334
Net income (loss)	$(158,560)	$ (26,211)	$ 150,693	$ 55,640	$ 22,250
Per Share Data:					
Net income (loss):					
Basic	$ (1.20)	$ (0.20)	$ 1.19	$ 0.49	$ 0.21
Diluted	$ (1.20)	$ (0.20)	$ 1.10	$ 0.45	$ 0.20
Weighted-average shares:					
Basic	131,969	129,784	126,590	113,452	105,142
Diluted	131,969	129,784	136,498	123,601	108,990
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short and long-term investments	$ 467,040	$ 581,531	$ 604,972	$308,612	$110,193
Accounts receivable, net	34,977	34,532	76,398	45,550	32,589
Inventories, net	36,283	34,836	52,325	32,728	28,159
Total assets	840,666	1,020,873	1,084,904	531,520	290,016
Working capital	377,105	560,613	690,125	352,897	143,532
Long-term obligations, less current installments	268,755	296,859	346,991	6,573	11,538
Stockholders' equity	$ 525,672	$ 682,774	$ 674,123	$460,315	$231,492

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K and the Selected Consolidated Financial Data above. The discussion in this Annual Report on Form 10-K contains both historical information and forward-looking statements about us. A number of factors affect our operating results and could cause our actual future results to differ materially from any forward-looking results discussed below, including, but not limited to, those related to operating results; demand for integrated circuits, SAW filters and optoelectronic components and the products into which they are manufactured; sales to a limited number of customers; new competitive technologies; growth and diversification of our markets, technologies and product applications; investments in new facilities; startup or integration of new facilities; equity investments in closely held companies; integration of our acquisitions of Infineon's GaAs business, IBM's wireless phone chipset business, Agere's optoelectronics business and integration of any future acquisitions. In some cases, you can identify forward-looking statements by terminology such as "anticipates", "appears", "believes", "continue", "estimates", "expects", "hope", "intends", "may", "our future success depends", "plans", "potential", "predicts", "reasonably", "seek to continue", "should", thinks", "will" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, historical information should not be considered an indicator of future performance. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section of this report titled "Factors Affecting Future Operating Results". These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform these statements to actual results.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates, including, but not limited to, those related to our allowance for doubtful accounts, sales returns reserves, inventory reserves, income tax valuation, warranty reserves, investment impairments, impairments of goodwill and long-lived assets and commitments and contingencies on a regular basis and make adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed regularly and adjustments are made as information is available. We believe that these estimates are reasonable; however, actual results could differ from these estimates.

Revenue Recognition

Standard product revenues are recognized upon shipment of product with provisions established for estimated customer and distributor product returns based on our experiences and/or contractual agreements provided that persuasive evidence of a sales arrangement exists, price is fixed and determinable, title has transferred, collection is reasonably assured and there are no remaining significant obligations. Generally, we ship products FOB shipping point. We recognize revenues on certain foundry and customer-specific products based on certain design, manufacturing and other milestones. We recognize revenues on cost-plus contracts as work is performed. Revenues from customers who have acceptance criteria is not recognized until all acceptance criteria are satisfied.

Accounts Receivable and Allowance for Doubtful Accounts

Our accounts receivable represent those amounts which have been billed to our customers but not yet collected. We establish an allowance for doubtful accounts for the portion of those accounts which we determine may become uncollectible. If we know of a specific customer's inability to meet its financial obligation to us, we record a specific allowance to reduce their receivable to an amount which we reasonably believe will be collectible. For all other customers, we estimate the allowance based on the length of time past due, historical experience and judgement of economic conditions. If the financial condition of our customers were to deteriorate or if economic conditions became worse than our expectations, our established allowance may not be sufficient and we may be required to provide additional allowances.

Sales Returns and Allowances

We record a sales return reserve for estimated sales returns and allowances. A portion of our reserve is based on the contractual level of returns allowed to our distributors. This portion is recorded in the same period that the related revenues are recorded. A second portion is based on known quantities of products we expect to receive from specific customers for reasons we have agreed to which are unrelated to product warranty issues. The third and final portion is a general reserve based on historical experience and our judgement of expected levels of returns. If actual returns were higher than our estimates, our financial results would be adversely affected to the extent of the additional charges.

Inventories and Excess and Obsolescence Reserves

We state our inventories at the lower of cost or market. We use a standard cost methodology to determine our cost basis for our inventories. This methodology approximates actual cost on a first-in, first-out basis. In addition to costing our inventory at a lower of cost or market valuation, we also evaluate it each period for excess quantities and obsolescence. This evaluation includes identifying those parts specifically identified as obsolete and reserving for them, analyzing forecasted demand versus quantities on hand and reserving for the excess, identifying and recording other specific reserves, and estimating and recording a general reserve based on historical experience and our judgement of economic conditions. If future demand or market conditions are less favorable than our projections, additional inventory reserves may be required and would be reflected in the financial statements in the period the adjustment is made.

Deferred Taxes

We record a valuation allowance to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets may not be realized. We consider future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. We evaluate the need for valuation allowance on a regular basis and adjust as needed. These adjustments have an impact on our financial statements in the periods in which they are recorded. In 2002, we determined that a valuation allowance should be recorded against all of our deferred tax assets based on the criteria of Statement of Financial Accounting Standards No. 109 ("SFAS109"), "Accounting for Income Taxes".

Warranty Costs

We accrue for warranty costs based on a combination of factors including historical product return experience, known product warranty issues with specific customers, and judgement of expected levels of returns based on economic and other factors. If we experience warranty claims in excess of our projections, additional accruals may need to be recorded which would adversely affect our financial results.

Investments in Privately Held Companies

We have made several investments in small, privately held technology companies in which we hold less than 20% of the capital stock or hold notes receivable. We account for these investments using the cost method. We monitor these investments for impairment and make appropriate reductions in carrying value when an other-than-temporary decline is evident. We evaluate the financial condition of the investee, market conditions, and other factors providing an indication of the fair value of the investments. Adverse changes in market conditions or poor operating results of the investees could result in additional other-than-temporary losses in future periods. In 2002 and 2001 we recorded an impairment charge of $23,778 and $15,057, respectively, on these investments due to deteriorating financial and market conditions.

Long-Lived Assets

We evaluate long-lived assets for impairment of their carrying value when events or circumstances indicate that the carrying value may not be recoverable. If impairment appears probable, we evaluate whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If this is the case, we recognize an impairment loss to the extent that carrying value exceeds fair value. The fair value of the asset then becomes the asset's new carrying value, which is depreciated over the remaining useful life of the asset. In 2002 and 2001, we incurred significant impairment of the carrying values of our long-lived assets and we may incur impairment losses in future periods if factors influencing our estimates change.

Goodwill

We perform goodwill impairment tests at least annually or when events and circumstances warrant. Factors to be considered which would trigger an impairment review include a significant underperformance of the acquired assets relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, significant decline in our stock price for a sustained period, and a decline of our market capitalization below net book value. In 2002, we recognized an impairment charge related to the assets assigned to the Oregon operating unit. We recorded an impairment loss for the full value of all of our goodwill from recent acquisitions assigned to the Oregon operating unit.

Commitments and Contingencies

In the ordinary course of business, we may from time to time be involved in legal matters which may represent contingent liabilities or losses for us. We may also enter into contracts or other agreements representing commitments to third parties. A determination of the amount of reserves required for these commitments and contingencies, if any, would be a charge against earnings. Any required reserve could change in the future due to new developments or circumstances of each matter. Changes in required reserves could increase or decrease our earnings in the period the changes are made.

Acquisitions

Merger with Sawtek Inc.

On July 19, 2001, Sawtek Inc. became a wholly owned subsidiary of our Company. We issued approximately 48.8 million shares of common stock in exchange for all the outstanding common stock of Sawtek. Additionally, outstanding options to purchase Sawtek common stock were exchanged for approximately 2.6 million options to purchase our common stock. The transaction was accounted for as a pooling-of-interests transaction and qualified as a tax-free exchange of shares.

All financial information prior to the merger set forth in our consolidated financial statements and in this Annual Report on Form 10-K has been restated to include the historical information of Sawtek. Our Consolidated Statements of Operations for the year ended December 31, 2000 was combined with Sawtek's Consolidated Statements of Operations for the year ended September 30, 2000. Our Consolidated Balance Sheet as of December 31, 2000 was combined with Sawtek's Consolidated Balance Sheet as of September 30, 2000. Sawtek's results for the quarter ended December 31, 2000 were $20,081, which was recorded as a component of our retained earnings.

Acquisition of Infineon's GaAs Business

On July 1, 2002, we completed the acquisition of Infineon's GaAs Business. We added approximately 60 employees as part of the acquisition. The acquisition was accounted for as a purchase transaction and the results of operations of this business are included in our consolidated financial statements from the date of acquisition. At the closing date, we paid Infineon EUR50.0 million ($45.0 million at forward contract rate of $.9000/EUR1.00), of which EUR10.0 million ($9.0 million at forward contract rate of $.9000/EUR1.00) represents an earnout deposit. Pursuant to the purchase agreement, Infineon may earn up to an additional EUR74.0 million over a 24-month period based upon revenues generated by the acquired business, for an aggregate purchase price of EUR124.0 million. Subsequent to the completion of the acquisition, we also purchased certain fixed assets from Infineon for EUR5.5 million less EUR1.5 million in funded liabilities acquired ($4.0 million at various spot rates). There are also various other guarantees and contingencies which could affect the amount of the final purchase price.

In connection with this acquisition, we obtained a third-party valuation of the assets for purposes of the purchase price allocation. Acquired in-process research and development ("IPR&D") assets were expensed at the date of acquisition in accordance with FASB Interpretation No. 4 ("FIN 4"), *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.* The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. We determined the fair value using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. Each project was analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. We estimated future cash flows based upon our estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the product's development and commercialization will meet management's time schedule. The discount rates utilized ranged from 25% to 50% and were based on the novelty of the technology, the risks remaining to complete each project, and the extent of our familiarity with the technology. The estimated cost to complete this IPR&D at the time of acquisition was approximately $900,000. The associated projects are still in process and on budget.

In connection with our acquisition of the Infineon GaAs business, we had the right to negotiate the purchase of Infineon's Hi Rel business. On October 1, 2002, the time period lapsed for us to reach a subsequent agreement as to our additional acquisition of Infineon's Hi Rel business. Since an agreement was not reached, the minimum purchase price of the acquisition has been adjusted to EUR42 million from EUR45 million.

Acquisition of a portion of the assets of IBM's wireless phone chipset business

On July 1, 2002, we completed the acquisition of a portion of the assets of IBM's wireless phone chipset business. We added nine employees as part of the acquisition. The acquisition was accounted for as a purchase transaction and the results of operations are included in our consolidated financial statements from the date of acquisition. At the closing date, we paid $21.8 million to IBM for the related assets, of which $5.0 million represents an earnout deposit. Subsequent adjustments contingent upon business volumes could increase the final aggregate purchase price up to $40.0 million.

In connection with this acquisition, we obtained a third-party valuation of the assets for purposes of the purchase price allocation. Acquired IPR&D assets were expensed at the date of acquisition in accordance with FIN 4. The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. We determined the fair value using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. Each project was analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. We estimated future cash flows based upon our estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the product's development and commercialization will meet management's time schedule. The discount rate utilized was 29% and was based on the novelty of the technology, the risks remaining to complete each project, and the extent of our familiarity with the technology. The estimated cost to complete this IPR&D at the time of acquisition was approximately $40,000. The associated projects are still in process and on budget.

Acquisition of a portion of Agere's optoelectronics business

On January 2, 2003, we completed our acquisition of a substantial portion of the optoelectronics business of Agere for $40 million in cash plus acquisition costs and certain assumed liabilities. We initially paid $35 million on January 2, 2003 for the acquisition of the business and will pay $5 million on or about April 1, 2003 for the related facilities. The transaction included the products, technology and some facilities related to Agere's optoelectronics business, which includes active and passive components, amplifiers, transceivers, transponders and other products. As part of the transaction, approximately 340 Agere research and development, process engineering, marketing, product management and assembly and test employees joined our company. Approximately 215 of these employees are located in Pennsylvania and 125 are located in Matamoros, Mexico. We expect this business will have an operating loss in 2003.

Through a transition manufacturing agreement, Agere will supply components for us until on or about April 1, 2003 to ensure seamless service to customers. The majority of these components will be manufactured in Agere's Breinigsville, Pennsylvania facility, which we will acquire following the transition period. As part of the acquisition, we have also assumed operation of the back-end assembly and test operations associated with these components at a leased facility in Matamoros, Mexico.

Results of Operations

The following table sets forth the results of our operations expressed as a percentage of revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Years Ended December 31,		
	2002	2001	2000
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	64.4	59.3	44.3
Gross profit	35.6	40.7	55.7
Operating expenses:			
Research, development and engineering	21.9	15.4	8.6
Selling, general and administrative	16.0	13.9	10.0
Impairment of long-lived assets and goodwill	35.5	23.0	—
Acquisition related costs	3.2	2.3	—
Severance related costs	0.4	0.3	—
Total operating expenses	77.0	54.9	18.6
Income (loss) from operations	(41.4)	(14.2)	37.1
Other income (expense), net	1.5	3.8	5.6
Impairment of equity investments	(8.9)	(4.5)	—
Gain on retirement of debt	2.3	2.8	—
Other income (expense), net	(5.1)	2.1	5.6
Income (loss) before income tax	(46.5)	(12.1)	42.7
Income tax expense (benefit)	12.8	(4.3)	9.9
Net income (loss)	(59.3)%	(7.8)%	32.8%

Comparison of 2002 and 2001

Revenues

We derive revenues from the sale of standard and customer-specific products and services. Our revenues also include nonrecurring engineering revenues relating to the development of customer-specific products. Our markets during these comparative periods included wireless phones; infrastructure networks such as base station, satellite, and point-to-point; defense and optical networks. Revenues decreased 20.2% to $267.3 million in 2002 from $335.0 million in 2001. The decrease in revenues was due to decreased demand generally across all of our optical networking components and semiconductor products for wireless phones, offset by increased revenues from our SAW filter business, particularly duplexers, RF filters and IF filters for handsets. Domestic and international revenues were $116.1 million and $151.2 million, respectively, in 2002 as compared to $187.6 million and $147.4 million, respectively, in 2001.

Revenues are expected to be slightly higher in 2003 compared to 2002 primarily due to increased revenue from recently introduced products for wireless phones, full year impact of revenue from products associated with our Infineon and IBM acquisitions and the addition of revenues from our optoelectronics business acquired form Agere. These increases in these markets will be offset somewhat by continued softness in the wireless infrastructure network and optical network markets and declines in average selling prices of certain of our products.

Gross profit

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold includes direct material, labor and overhead expenses and certain production costs related to nonrecurring engineering revenues. In general, gross profit generated from the sale of customer-specific products and from nonrecurring engineering revenues is typically higher than gross profit generated from the sale of standard products. Gross profit decreased 30.3% to $95.1 million in 2002 from $136.4 million in 2001. As a percentage of revenue, gross profit margin decreased to 35.6% in 2002 compared to 40.7% in 2001. The decrease in gross profit was attributable to the decreased demand for our products, underutiliziation of our fabrication facilities and generally lower average selling prices of our wireless phone products due to increased competition and product standardization.

The operation of our own wafer fabrication facilities entails a high degree of fixed costs and requires an adequate volume of production and sales to be profitable. During periods of decreased demand, as we have experienced recently, high fixed wafer fabrication costs have a materially adverse effect on our operating results. We expect gross profit to continue to be affected by decreased absorption of fixed overhead costs associated with decreased demand and production volume, which will continue to affect our results of operations for as long as demand continues at existing or lower levels.

Additionally, we have at various times in the past experienced lower than expected production yields, which have delayed shipments of a given product and adversely affected gross profits. There can be no assurance that we will be able to maintain acceptable production yields in the future and, to the extent that we do not achieve acceptable production yields, our operating results would be materially adversely affected.

We expect our gross profit in 2003 to be lower, as a percentage of revenue, compared to 2002. This decrease will be attributable to a high level of transition costs associated with our newly acquired optoelectronics business, continued underutilization of our fabrication facilities and a continuing weakening of average selling prices for our products. We believe these adverse conditions will be partially offset by increased demand for wireless products and the completion of the transfer of the fabrication of the products associated with the business we acquired from Infineon to our Oregon fabrication facility.

Operating expenses

Research, development and engineering

Research, development and engineering expenses include the costs incurred in the design of new products, as well as ongoing product research and development expenses. Our research, development and engineering expenses increased 13.3% in 2002 to $58.5 million from $51.7 million in 2001. Research, development and engineering expenses as a percentage of revenues increased to 21.9% in 2002 from 15.4% in 2001. The increase in research, development and engineering expenses on an absolute dollar basis was primarily due to the additional research, development and engineering activities associated with our acquisition of the Infineon and IBM businesses, to the engineering and requalification costs associated with the start up and move from our Dallas facility to our Richardson facility and to other costs associated with the increased investment in wireless, broadband and microwave products and technologies. We announced several new products in 2002, including several key products and projects, such as our first 4x4 mm SiGe power amplifiers, a foundry relationship with Philips to develop HBT-based wireless applications, significant progress in design wins and product development in GSM power amplifiers, switches and filters. As a percentage of revenue, the increase from 2001 to 2002 is attributable to the increased spending as well as the decrease in revenue.

We are forecasting our research, development and engineering spending in 2003 to be higher compared to 2002. We intend to continue our investment in the technology areas mentioned above as well as others such as those associated with our further penetration into the optoelectronics market through our purchase of this business from Agere. We are committed to substantial investments in research, development and engineering and expect these expenses will continue to increase in the future.

Selling, general and administrative

Selling, general and administrative expenses include commissions, labor expenses for marketing and administrative personnel, start-up costs for our recent move to our Richardson facility, costs associated with the acquisition of the Infineon and IBM businesses and other corporate administrative expenses. Selling, general and administrative expenses decreased 8.2% to $42.9 million in 2002 from $46.7 million in 2001. Selling, general and administrative expenses as a percentage of revenues increased to 16.0% in 2002 compared to 13.9% in 2001. This spending decrease was predominantly due to the reduced selling expenses associated with reduced revenues offset by costs for our move to our Richardson facility and additional costs associated with our acquisition of the Infineon and IBM businesses. The increase as a percentage of revenue is a function of the decrease in revenue from 2001 to 2002. We expect our selling, general and administrative costs to increase in 2003 due to the added costs associated with the impact of recent acquisitions.

Impairment of long-lived assets and goodwill

We evaluate long-lived assets for impairment if certain events occur. If impairment appears probable, we evaluate whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If this is the case, we recognize an impairment loss to the extent that carrying value exceeds fair value. The fair value of the asset then becomes the asset's new carrying value, which is depreciated over the remaining useful life of the asset.

We perform goodwill impairment tests at least annually or when events and circumstances warrant. Factors to be considered which would trigger an impairment review include a significant underperformance of the acquired assets relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, and a significant decline in our stock price for a sustained period.

Impairment of long-lived assets and goodwill increased to $94.7 million in 2002 from $76.9 million in 2001. The impairment charge in 2001 was the result of the write down of certain equipment and facilities due to excess capacity associated with the Oregon operating unit. In 2002, the impairment charge was the result of the abandonment of $5.8 million of certain production assets associated with one of our 6-inch wafer productions lines at our Richardson facility, the writedown of $49.0 million of certain equipment and facilities associated with excess capacity at our Oregon facility and the impairment of $39.9 million of goodwill and other intangibles associated with our recent acquisitions of businesses from IBM and Infineon. The businesses acquired from IBM and Infineon were assigned to the Oregon operating unit when purchased. The determination and recording of an impairment of the value of certain assets associated with the Oregon operating units was an event which also required the evaluation of the carrying value of goodwill associated with the acquisition of the IBM and Infineon businesses, since these businesses are associated with the Oregon operating unit.

Acquisition related costs

During 2002, we recorded a charge of $8.6 million for the write-off of acquired IPR&D and other costs associated with our acquisition of the Infineon and IBM businesses. The value of acquired IPR&D was determined through independent appraisal. During 2001, acquisition related costs were $7.5 million and were attributable to the merger with Sawtek in July 2001. These acquisition related costs consisted primarily of investment banker, legal, accounting, regulatory filing and printing fees.

Severance related costs

During 2002, we reduced our workforce by approximately 117 employees as a result of the decreased demand for our products and the underutilization of our fabrication facilities. We recorded a charge of $1.0 million associated with this reduction in workforce. In 2001, we recorded a charge for a similar reduction in workforce in the amount of $1.1 million. There is no remaining liability for the reduction in workforce for either of the years.

Interest income (expense)

Interest income (expense) and other decreased to an expense of $.8 million in 2002 as compared to an income of $12.8 million in 2001. This change was primarily attributable to lower interest rates earned on investments and a lower level of cash and short and long-term investments due to our recent capital investments and acquisitions and the repurchase of $27.7 million of our convertible subordinated notes in 2002.

Impairment of investments in privately held companies

We have made several investments in small, privately held technology companies involved in broadband and optical networks in which we hold less than 20% of the capital stock or hold notes receivable which are convertible into capital stock. We account for these investments using the cost method. We monitor these investments for impairment and make appropriate reductions in carrying value when an other-than-temporary decline is evident. We evaluate the financial condition of the investee, market conditions and other factors providing an indication of the fair value of the investments. During 2002 and 2001, we recorded impairment losses of $23.8 million and $15.1 million, respectively, on these investments. As of December 31, 2002, our remaining book balance of investments in privately held companies was $7.3 million.

Gain on retirement of long-term debt

A gain on retirement of debt resulted from our repurchase in 2002 of $27.7 million principal amount of our convertible subordinated notes at the then current market prices that resulted in a gain of $6.0 million. In 2001 we repurchased $48.5 million principal amount of our convertible subordinated notes at the then current market prices and which resulted in a gain of $9.4 million. From time to time, we may repurchase additional notes in the open market.

Other, net

Other, net in 2002 was $4.9 million compared to an expense of $0.2 million in 2001. The majority of this change resulted from a realized gain of $4.6 million on a forward currency contract associated with the Infineon acquisition.

Income tax expense (benefit)

In 2002, we recorded income tax expense of $34.2 million compared to an income tax benefit of $14.3 million recorded in 2001. The income tax expense in 2002 related to our determination that a valuation allowance should be recorded against all of our deferred tax assets based on the criteria of SFAS 109 concerning whether it is more likely than not that our deferred tax assets may not be realized. In 2001, the income tax benefit related to the operating loss before tax. Our effective tax rate in 2001 was a 35.4% benefit.

Supplemental pro forma net income

Supplemental pro forma net income (loss) is not based on GAAP, but is provided to explain the impact of certain significant items. We believe that this disclosure is useful to our investors and creditors, as it is a way to explain the impact of certain accounting charges included in our operating results.

	Twelve Months Ended	
	December 31, 2002	December 31, 2001
	(in thousands, except per share amounts)	
Net loss as reported, (GAAP)	$(158,560)	$(26,211)
Adjustments to net loss:		
Plus impairment of long-lived assets	54,813	76,933
Plus impairment of goodwill and certain intangible assets	39,927	—
Plus severance related costs	1,011	1,077
Plus write off of certain equity investments	23,778	15,057
Plus acquisition related costs	8,575	7,546
Plus valuation allowance on deferred tax assets	34,241	—
Less gain on retirement of a portion of debt	(6,009)	(9,401)
Less gain on foreign currency hedging	(4,570)	—
Subtotal adjustments	151,766	91,212
Tax expense on adjustments computed at the effective tax rate for the period	—	29,032
Pro-forma net income (loss)	$ (6,794)	$ 35,969
Pro-forma earnings per share		
Basic	$ (0.05)	$ 0.28
Diluted	$ (0.05)	$ 0.26
Earnings per share as reported based on GAAP		
Basic	$ (1.20)	$ (0.20)
Diluted	$ (1.20)	$ (0.20)

Comparison of 2001 and 2000

Revenues

Revenues decreased 27.3% to $335.0 million in 2001 from $460.6 million in 2000. The decrease in revenues was due to the reduced sales of wireless phones, over-capacity of optical networks resulting in lower sales of our components, lower overall demand for base stations as the operators cut back on capital spending and the overall depressed economy. Domestic and international revenues were $187.6 million and $147.4 million, respectively, in 2001 as compared to $228.8 million and $231.8 million, respectively, in 2000.

Gross profit

Gross profit decreased 46.8% to $136.4 million in 2001 from $256.6 million in 2000. As a percentage of revenue, gross profit margin decreased to 40.7% in 2001 compared to 55.7% in 2000. This decrease was mainly due to lower factory utilization and, in part, by the reduction in average selling prices of certain SAW filter products.

Operating expenses

Research, development and engineering

Our research, development and engineering expenses increased 30.0% in 2001 to $51.7 million from $39.8 million in 2000. Research, development and engineering expenses as a percentage of revenues increased to 15.4% in 2001 from 8.6% in 2000. The increase in research, development and engineering expenses on an absolute dollar basis is primarily due to costs associated with the development of new products such as the HBT power amplifiers, SiGe-based products, SAW duplexers and various receivers. Additionally, we had engineering and requalification costs associated with the start up and move to our Richardson facility.

Selling, general and administrative

Selling, general and administrative expenses increased 1.6% in 2001 to $46.7 million from $46.0 million in 2000. Selling, general and administrative expenses as a percentage of revenues increased to 13.9% in 2001 compared to 10.0% in 2000. While our revenues declined in 2001, our selling, general and administrative expenses were essentially unchanged as these costs are somewhat fixed in the short-term.

Impairment of long-lived assets

Impairment charge—long-lived assets was $76.9 million in 2001, which was a charge relating to the write down of certain equipment and facilities due to excess capacity. We had no impairment charges in 2000.

Acquisition-related costs

Acquisition-related costs were $7.5 million in 2001, attributable to our merger with Sawtek in July 2001. Acquisition-related costs consisted primarily of investment banker, legal, accounting, regulatory filings and printing fees associated with the merger of Sawtek during the fiscal third quarter. We had no acquisition related costs in 2000.

Other income (expense), net

Other income (expense), net decreased to an income of $7.0 million in 2001 as compared to income of $25.6 million in 2000. This decrease resulted primarily from decreased interest income due to the reduced interest rates on high-quality short-term securities and an impairment charge of $15.1 million for investments in privately held technology companies. These investments were in small companies whose valuations declined significantly in 2001 due to the overall decline in private technology company valuations.

Gain on Retirement of debt

A gain on retirement of debt resulted from our repurchase in 2001 of $48.5 million principal amount of our convertible subordinated notes at the then current market prices. This purchase resulted in a gain of $9.4 million. We had no similar item in 2000.

Income tax expense (benefit)

In 2001, we recorded an income tax benefit of $14.3 million compared to the income tax expense of $45.8 million recorded in 2000. The income tax benefit related to the operating loss before tax and extraordinary item recorded in 2001. Our effective tax rate was a 35.4% benefit in 2001 compared to a 23.3% expense in 2000.

Outlook for 2003

Based upon our forecasts of revenues and operating costs for 2003, we expect to incur a net loss from operations in 2003.

This forecast is based on our expectation of revenues being slightly higher in 2003 compared to 2002 primarily due to increased revenue from recently introduced products for wireless phones and the addition of revenues from products associated with our acquisition of businesses from Infineon, IBM and Agere. These increases in revenues will be partially offset, however, by continued softness in the wireless infrastructure and optical network markets and declines in average selling prices of certain of our products. In addition, we expect higher operating costs in 2003 compared to 2002 due to continued underutilization of our fabrication facilities; increased research and development spending in all of our market application areas including wireless, broadband, microwave and optoelectronics; and higher selling, general and administrative costs associated with our recent acquisitions.

Liquidity and Capital Resources

As of December 31, 2002, we had cash, cash equivalents and short-term investments of $335.9 million. In addition, we had $131.1 million of investments in long-term marketable securities, which are investments in high-grade securities that mature after one year but within 24 months. As of December 31, 2002, working capital declined to $377.1 million from $560.6 million as of December 31, 2001. The decrease in working capital was attributable to the repurchase of convertible debt, purchases of the Infineon and IBM businesses, purchases of equipment and investments in long-term marketable securities.

For 2002, 2001 and 2000, cash provided by operating activities was $30.5 million, $147.0 million and $167.4 million, respectively. Cash provided by operating activities for 2002 was mainly due to certain non-cash transactions such as depreciation and amortization; losses due to impairments of long-lived assets and investments; and establishment of valuation allowance for deferred tax assets, partially offset by gains on retirement of debt and a forward foreign currency contract. For 2001 and 2000, cash provided by operating activities was primarily due to net income, tax benefit from stock option exercises and depreciation and amortization offset by increases in current assets.

For 2002, 2001 and 2000, cash used in investing activities were $52.4 million, $12.0 million, and $450.6 million, respectively. For 2002, the cash used in investing activities was due to capital expenditures, purchases of the Infineon and IBM businesses, investments in other companies and purchases of other investments, partially offset by sale/maturity of marketable securities. For 2001 and 2000, cash used in investing activities was primarily due to purchase of marketable securities and purchase of capital assets offset by sale/maturity of marketable securities.

For 2002, cash used in financing activities was $13.6 million, which was primarily due to the repurchase of a portion of our convertible subordinated notes and partially offset by proceeds from issuance of stock. For 2001, cash used by financing activities was $37.0 million and for 2000 cash provided by financing activities was $342.2 million. Cash used in financing in 2001 was primarily due to the repurchase of a portion of our convertible subordinated note and the purchase of treasury stock, which was offset by proceeds from issuance of common stock activities. In 2000 cash provided by financing activities was primarily due to the sale of our convertible subordinated notes.

In August 2000, we acquired a 420,000 square foot wafer fabrication facility located in Richardson, Texas for $87 million. The acquisition was financed by a variable interest entity ("VIE") sponsored by a financial institution to which we contributed $73 million and a lender contributed $14 million. In September 2002, we completed an $18.5 million improvement to the Richardson, Texas facility, which was financed through the same financial institution-sponsored VIE as part of the original financing agreement. We contributed $14.5 million and the lender contributed $4.0 million. Of the total amount contributed to the VIE, we are required to collateralize 97% through pledged investment securities and a participation interest in the VIE which amounts appear on our balance sheet as "Restricted Long-Term Assets" and

"Other Investment," respectively. As of December 31, 2002, we were in compliance with this requirement. The VIE is not consolidated in our financial statements and we have accounted for the arrangement as an operating lease. We are required to make lease payments through August 2005 or may purchase the property. If we elect to purchase the property, we will assign the pledged securities to the lender and incur some incremental closing costs to obtain title to the property. At the end of the lease, we may elect to purchase the property, terminate the lease or renew the lease for two additional two-year periods. The lease is secured by the value of the property, of which we are subject to a guarantee of at least 75% of its purchase value, as well as the pledged investment securities. Restrictive covenants are also included in this financing arrangement which require us to maintain (a) a quick ratio of not less than 1.25 to 1.00, (b) tangible net worth not less than the sum of $433.0 million and (c) a maximum leverage ratio not greater than .50. As of December 31, 2002, we were in compliance with these restrictive covenants.

In February and March 2000, we completed a private placement of $345.0 million (net proceeds of $333.9 million) of 4% convertible subordinated notes due 2007. The notes are unsecured obligations, are initially convertible into our common stock at a conversion price of $67.80 per share and are subordinated to all of our present and future senior indebtedness. To date, we have repurchased approximately $76.2 million of the 4% convertible subordinated notes due 2007. From time to time, we evaluate opportunities to repurchase additional portions of the debt and may from time to time repurchase portions of the debt. We have, in prior periods, completed public offerings of our common stock in order to fund our operating and capital needs. In addition, we have funded our operations to date through other private sales of equity, borrowings, equipment leases and cash flow from operations.

On July 1, 2002, we completed the acquisition of Infineon's GaAs Business. We added approximately 60 employees as part of the acquisition. Pursuant to the purchase agreement, Infineon may earn up to an additional EUR74.0 million over a 24-month period based upon revenues generated by the acquired business, for an aggregate purchase price of EUR124.0 million. We intend to fund this additional obligation, if it arises, with cash generated by the acquired business. In conjunction with our purchase of Infineon's GaAs Business, we entered into an interim supply agreement whereby Infineon is required to sell, and we are required to purchase EUR22,500 ($23,425 at December 31, 2002 exchange rate of $1.0411/EUR1.00) of GaAs Business products during a one-year period at stipulated prices. The remaining commitment as of December 31, 2002 was EUR13,364 ($13,913 at December 31, 2002 exchange rate of $1.0411/EUR1.00).

On July 1, 2002, we completed the acquisition of a portion of the assets of IBM's wireless phone chipset business. We added 9 employees as part of the acquisition. At the closing date, we paid $21.8 million to IBM for the related assets. Subsequent adjustments contingent upon business volumes could increase the final aggregate purchase price up to $40.0 million. We intend to fund the payment of such additional amounts, if they arise, with cash generated by the acquired business.

On January 2, 2003, we completed our acquisition of a substantial portion of the optoelectronics business of Agere for $40 million in cash plus acquisition costs and certain assumed liabilities. We initially paid $35 million on January 2, 2003 for the acquisition of the business and will pay $5 million on or about April 1, 2003 for the related facilities. The transaction includes the products, technology and some facilities related to Agere's optoelectronics business, which includes active and passive components, amplifiers, transceivers, transponders and other products. As part of the transaction, approximately 340 Agere research and development, process engineering, marketing, product management and assembly and test employees will join our Company. Approximately 215 of these employees are located in Pennsylvania and 125 are located in Matamoros, Mexico. Through a transitional manufacturing agreement, Agere will supply components for us for a short period following the close of the transaction to ensure seamless service to customers. The majority of these components will be manufactured in Agere's Breinigsville, Pennsylvania facility, which we will acquire following the transition period. As part of the acquisition, we have also assumed operation of the back-end assembly and test operations associated with these components at a leased facility in Matamoros, Mexico.

We believe that our current cash, cash equivalent and short-term investments balances, together with cash anticipated to be generated from operations and any financing arrangements we may enter into, will satisfy our projected working capital and capital expenditure requirements and possible future acquisitions, at a minimum, through the next 12 months. However, we may be required to finance any additional requirements through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 143 ("SFAS 143"), *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. We adopted SFAS 143 on January 1, 2003 and it is not expected to have a significant impact on us.

In June 2002, the FASB issued FASB Statement No. 146 ("SFAS 146"), *Accounting for Costs Associated with Exit or Disposal Activities*, which changes the way companies will report the expenses related to restructuring. SFAS 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation No. 34*, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We have not yet determined if this will have a significant impact on us.

In December 2002, the FASB issued FASB Statement No. 148 ("SFAS 148"), *Accounting for Stock-Based Compensation—Transition and Disclosure—and Amendment of FASB Statement No. 123*, which amends FASB Statement No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for transition alternatives for fiscal years ending after December 15, 2002, is effective for interim disclosures for periods beginning after December 15, 2002, and is effective for annual disclosures for fiscal years ending after December 15, 2002. We do not expect our adoption of this pronouncement to have a significant impact on us.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003 and to existing interest in the VIE's after June 15, 2003. We have an interest in a VIE as more fully discussed in "Liquidity and Capital Resources." We have not yet determined the effect the application of this Interpretation will have on our financial statements.

Impact of Inflation

We believe that inflation has not had a material impact on operating costs and expenses.

Factors that May Affect Future Results

An investment in our common stock is extremely risky. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements reflect management's current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The following are some of the factors we believe could cause our actual results to differ materially from expected and historical results. The trading price of our common stock could decline due to any of these risks and you may lose part or all of your investment. Other factors besides those listed here could also adversely affect us.

Our operating results may fluctuate substantially, which may cause our stock price to fall.

Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors including, but not limited to, the following:

- cancellation or delay of customer orders or shipments;
- our success in achieving design wins in which our products are designed into those of our customers;
- market acceptance of our products and those of our customers;
- variability of the life cycles of our customers' products;
- variations in manufacturing yields;
- timing of announcements and introduction of new products by us and our competitors;
- changes in the mix of products we sell;
- declining average sales prices for our products;
- ability to integrate existing and newly developed technologies;
- changes in manufacturing capacity and variations in the utilization of that capacity;
- variations in operating expenses;
- the long sales cycles associated with our customer-specific products;
- the timing and level of product and process development costs;
- performance of vendors and subcontractors;
- realization of research and development efforts;
- variations in raw material quality and costs;
- delays in new process qualification or delays in transferring processes;
- the cyclical nature of the semiconductor and electronic communications component industries;
- continued significant downturn in the wireless infrastructure network and optical network markets;
- the timing and level of nonrecurring engineering revenues and expenses relating to customer-specific products;

- our ability to successfully integrate the operations of acquired businesses and to retain the customers of acquired businesses;
- significantly higher costs associated with integrating the operations of acquired businesses than we anticipated; and
- significant changes in our and our customers' inventory levels.

We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Any unfavorable changes in these or other factors could cause our results of operations to suffer as they have in the past. Due to potential fluctuations, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance.

Additionally, if our operating results are not within the market's expectations, then our stock price may fall. The public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our operating results may suffer due to fluctuations in demand for semiconductors and electronic communications components.

From time to time, the wireless phone, infrastructure network, optical network, and defense markets have experienced significant downturns and wide fluctuations in product supply and demand, often in connection with, or in anticipation of, maturing product cycles, capital spending cycles and declines in general economic conditions. This cyclical nature of these markets has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. We have experienced, and may experience again, periodic fluctuations in our financial results because of these or other industry-wide conditions. We expect that the current decline in demand for various elements of the wireless phone, infrastructure network, optical network and defense components, including ours, could last throughout 2003, if not longer. For example, if demand for communications applications were to decrease substantially, demand for the integrated circuits and modules, optical components and modules and SAW filter components in these applications would also decline, which would negatively affect our operating results.

We depend on the continued growth of communications markets.

We derive all of our product revenues from sales of products for electronic communication applications. These markets are characterized by the following:

- cyclical demand;
- intense competition;
- rapid technological change; and
- short product life cycles, especially in the wireless phone market.

Recently, the electronic communications markets have reversed their previous pattern of growth. These markets may not resume historical growth rates. If these markets do not recover and demand for electronic communications applications continues to decline, our operating results could suffer. In addition, to the extent this economic downturn affects our customers' business, it may affect their ability to pay us for products we have already shipped to them.

Products for electronic communications applications are often based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If communications markets evolve to new standards, we may be unable to successfully design and manufacture new products that address the needs of our customers or that will meet with substantial market acceptance.

Our revenues are at risk if we do not introduce new products and/or decrease costs.

Historically, the average selling prices of some of our products have decreased over the products' lives and we expect them to continue to do so. To offset these decreases, we rely primarily on achieving yield improvements and other cost reductions for existing products and on introducing new products that can often be sold at higher average selling prices. Selling prices for our SAW products have declined due to competitive pricing pressures and to the use of newer surface mount package devices that are smaller and less expensive than previous generation filters. For example, we have experienced declines in average selling prices for RF filters for wireless phones due to competitive pressure and filters for base stations due to the use of surface mount packages. We believe our future success depends, in part, on our timely development and introduction of new products that compete effectively on the basis of price and performance and adequately address customer requirements. The success of new product and process introductions depends on several factors, including:

- proper selection of products and processes;
- successful and timely completion of product and process development and commercialization;
- market acceptance of our or our customers' new products;
- achievement of acceptable manufacturing yields; and
- our ability to offer new products at competitive prices.

Our product and process development efforts may not be successful and our new products or processes may not achieve market acceptance. To the extent that our cost reductions and new product introductions do not occur in a timely manner, our results of operations could suffer.

If we fail to sell a high volume of products, our operating results will be harmed.

Because large portions of our manufacturing costs are relatively fixed, our manufacturing volumes are critical to our operating results. If we fail to achieve acceptable manufacturing volumes or experience product shipment delays, our results of operations could be harmed. During periods of decreased demand, as we are currently experiencing, our high fixed manufacturing costs negatively effect our results of operations. We base our expense levels in part on our expectations of future orders and these expense levels are predominantly fixed in the short-term. However, if the rate of growth of demand continues to decrease from past levels, as we are currently experiencing, we will not be able to grow our revenue. If we receive fewer customer orders than expected or if our customers delay or cancel orders, we may not be able to reduce our manufacturing costs in the short-term and our operating results would be harmed.

If we do not sell our customer-specific products in large volumes, our operating results may be harmed.

We manufacture a substantial portion of our products to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select development projects, which will result in sufficient volumes to enable us to achieve manufacturing efficiencies. Because customer-specific products are developed for unique applications, we expect that some of our current and future customer-specific products may never be produced in volume and may impair our ability to cover our fixed manufacturing costs. Furthermore, if customers cancel or delay orders for these customer-specific products, our inventory of these products may become unmarketable or obsolete, which would negatively affect our operating results.

In addition, if we experience delays in completing designs, if we fail to obtain development contracts from customers whose products are successful or if we fail to have our product designed into the next generation product of existing volume production customers, our revenues could be harmed.

Increases in our manufacturing capacity may adversely affect our operating results if the current economic downturn continues for an extended period of time.

We have converted our Hillsboro facility from four-inch wafer production to six-inch wafer production and have recently expanded the capacity of our Texas operations with the transition to the Richardson facility. In addition, we have acquired additional manufacturing facilities and personnel in connection with our recent acquisition of businesses from Infineon, IBM and Agere.

These increases in capacity will directly relate to significant increases in fixed costs and operating expenses. These increased costs could have an adverse effect on our results of operations during the current economic downturn. If this economic downturn were to continue for an extended period of time, the decreased levels of demand and production in conjunction with these increased expense levels will have an adverse effect on our business, financial condition and results of operations.

We face challenges and risks associated with our acquisition of the optoelectronics business of Agere and, as a result, may not realize the expected benefit of this acquisition.

On January 2, 2003, we completed of the acquisition of a substantial portion of the optoelectronics business of Agere for $40 million in cash plus acquisition costs and certain assumed liabilities. We initially paid $35 million on January 2, 2003 for the acquisition of the business and will pay $5 million on or about April 1, 2003 for the related facilities. The transaction includes the products, technology and some facilities related to Agere's optoelectronics business, which includes active and passive components, amplifiers, transceivers, transponders and other products.

Our risks associated with this acquisition include:

- our ability to conduct business successfully selling products which we have not previously sold and to support these markets with a substantially smaller sales force than that of Agere;
- our ability to successfully consolidate all manufacturing operations into the Breinigsville, Matamoros and Richardson facilities without disrupting product shipments to customers;
- our ability to establish systems and other support infrastructure on a timely basis;
- our ability to manage a facility in Mexico and our ability to absorb the incremental costs and regulatory compliance required for an additional foreign subsidiary;
- our ability to continue and integrate manufacturing processes substantially different from our current processes;
- our ability to generate sufficient revenues to offset the operating costs of the Agere business due to a continued depressed market for optoelectronics products;
- the costs we may face from warranty claims associated with products shipped by Agere prior to our acquisition of the business;
- Agere's ability to support us and the business through a transition period and our ability to sustain the business once the transition period has expired;
- our ability to retain existing partners and customers of the Agere business;
- our ability to retain Agere's employees and to integrate them into our corporate culture;
- our ability to dedicate significant management attention and financial resources needed to assimilate these businesses without harming our existing business; and

- increased complexity of our corporate structure requiring additional resources for such responsibilities as tax planning, foreign currency management, financial reporting and risk management.

We may face challenges with the integration of our acquisition of Infineon's GaAs business and the acquired assets of IBM's wireless phone chipset business and, as a result, may not realize the expected benefits of those acquisitions.

On July 1, 2002, we completed the acquisition of Infineon's GaAs semiconductor business and a portion of the assets of IBM's wireless phone chipset business.

The challenges involved in integrating these businesses include:

- realization of expected benefits from the acquisitions such as increased business in Europe;
- fulfillment of the supply agreement between Infineon and us until we are able to produce the products within our existing facilities;
- retention of existing partners and customers;
- transfer and integration of Infineon's process and technologies into our Oregon facility;
- redesign of Infineon products to allow for manufacture in our Oregon facility;
- retention of Infineon's and IBM's employees and their integration into the our corporate culture;
- incremental costs associated with a foreign subsidiary such as taxes, duties and employee benefits;
- significant management attention and financial resources needed to assimilate these businesses; and
- increased complexity of our corporate structure requiring additional resources for such responsibilities as tax planning, foreign currency management and risk management.

We face continuing challenges in integrating Sawtek and, as a result, may not realize the expected benefits of the acquisition of Sawtek.

Integrating the operations, systems and personnel of TriQuint and Sawtek, as with all mergers of companies, is a complex process. Areas in which we are still working on full integration include:

- coordinating research and development activities to enhance introduction of new products, services and technologies;
- combining product and service offerings and marketing efforts;
- offering integrated products and services of TriQuint and Sawtek to each other's customers and partners; and
- developing, maintaining and combining uniform standards, controls, procedures and policies.

We may not fully succeed in addressing these risks or any other problems encountered in connection with the merger. The diversion of the attention of our management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of our business. We cannot assure you that these remaining integration issues can be successfully resolved in a timely manner or at all or that any of the anticipated benefits will be realized.

If investors or financial or industry analysts do not think our integration of our acquisitions are proceeding as anticipated or that the benefits of the acquisitions may not be realized, the market price of our common stock may decline.

The market price of our common stock may decline if:

- the integration of our acquisitions is not completed in a timely and efficient manner;

- our assumptions about our acquisitions' business models and operations are incorrect, considered on a stand-alone basis, or their role in our business model does not develop as we plan;
- we are unable to introduce new products incorporating acquired technology;
- the effect of the acquisitions on our financial results is not consistent with the expectations of financial or industry analysts; or
- following the acquisitions, our stockholders that hold relatively larger interests in our company may decide to dispose of their shares because the results of the acquisitions are not consistent with their expectations.

We are currently undergoing a management transition.

In July 2002, we announced the appointment of Ralph Quinsey as our President and Chief Executive Officer. Steven J. Sharp, our former President and Chief Executive Officer, who announced his intent to reduce his involvement in the day-to-day management of our company in October 2001, remains our Chairman of the Board. In addition, we recently announced a corporate reorganization of our company into multiple business units, some of which are managed by two or more Vice Presidents. Our success will depend, in part, on our ability to execute this management transition and reorganization and on the ability of our executive officers to operate effectively, both independently and as a group. The manner in which the new management team conducts the business of our company, and the direction in which the new management team moves the business, may differ from the manner and direction in which the former management has directed our company in the past. If we fail to execute this management transition effectively, our operating results could be negatively affected.

Our operating results may suffer should any issues arise relative to the recently completed transfer of our manufacturing operations from our former leased Dallas facility to our new Richardson, Texas facility.

We completed our transfer to our new facility in Richardson, Texas in July of 2002. Although the transition appears to have gone smoothly, there is the possibility that issues could still arise that could adversely impact our ability to produce products that meet the strenuous requirements our customers specify. The transfer of wafer fabrication processes involves a number of significant risks and uncertainties, including, but not limited to, manufacturing transition, startup or process problems, construction, process qualification, equipment delays, cost overruns or shortages of equipment or materials, any of which may also adversely affect yields. There could also be additional warranty liability risk due to potential unforeseen issues related to material manufactured during the transition period. Significant investment was made in making this transfer and we expect the cost of the transfer is nearly complete. We could, however, still encounter unforeseen difficulties requiring substantial and unplanned expenditures to fully complete the transfer. Any of these risks could adversely impact our operating results.

We face risks from failures in our manufacturing processes, the maintenance of our fabrication facilities and the processes of our vendors.

The fabrication of integrated circuits, particularly those made of GaAs, is a highly complex and precise process. Our integrated circuits are currently manufactured on wafers made of GaAs, InP, LiNbO3 and SiGe. Our SiGe products are manufactured externally by Atmel, our strategic partner in the development of these products and by IBM. Our SAW filters are currently manufactured primarily on LiNbO3, LiTaO3 and quartz wafers. During manufacturing, each wafer is processed to contain numerous integrated circuits or SAW filters. We may reject or be unable to sell a substantial percentage of wafers or the components on a given wafer because of:

- minute impurities;

- difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;
- defects in the masks used to print circuits on a wafer;
- electrical and/or optical performance;
- wafer breakage; or
- other factors.

We refer to the proportion of final components that have been processed, assembled and tested relative to the gross number of components that could be constructed from the raw materials as our manufacturing yield. Compared to the manufacture of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty maintaining acceptable manufacturing yields in the future.

In addition, the maintenance of our fabrication facilities and our assembly facilities are subject to risks, including:

- the demands of managing and coordinating workflow between geographically separate production facilities;
- disruption of production in one of our facilities as a result of a slowdown or shutdown in our other facility; and
- higher operating costs from managing geographically separate manufacturing facilities.

We depend on certain vendors for components, equipment and services. We maintain stringent policies regarding qualification of these vendors. However, if these vendors' processes vary in reliability or quality, they could negatively affect our products, and thereby, our results of operations.

We face risks from an increasing proportion of our operations and employees being located outside of the United States.

As we continue to expand our operations, an increasing number of our employees and operations are located in countries other than the United States. The laws and governance of these countries may differ substantially from that of the United States and may expose us to increased risks of adverse impacts on our operations and results of operations. These risks could include: loss of protection of proprietary technology, disruption of production processes, interruption of freight channels and delivery schedules, currency exposure, financial institution failure, government expropriation, labor shortages, and political unrest.

Some of our manufacturing facilities are located in areas prone to natural disasters.

We have a SAW manufacturing and assembly facility located in Apopka, Florida. We also have an assembly facility for SAW products in San Jose, Costa Rica. Hurricanes, tropical storms, flooding, tornadoes, and other natural disasters are common events for the southeastern part of the United States and in Central America. Additionally, mud slides, earthquakes and volcanic eruptions could also affect our Costa Rican facility. Any disruptions from these or other events would have a material adverse impact on our operations and financial results.

Although we have manufacturing and assembly capabilities for our Sawtek products in both Apopka and San Jose, we are only capable of fabricating wafers for those products in our Apopka facility. As a result, any disruption to our Apopka facility would have a material adverse impact on our operations and financial results.

A disruption in our Costa Rican, Mexican or Chinese operations would have an adverse impact on our operating results.

Operating facilities in Costa Rica, Mexico and China presents risks of disruption such as government intervention, currency fluctuations, labor disputes, limited supplies of labor, power interruption or war. Any such disruptions could have a material adverse effect on our business, results of operations and financial condition.

Our Costa Rican operation has been a significant contributor to our operating results in the past. We expect our Costa Rican operations to continue to account for a significant proportion of our SAW operations in the future, our Chinese operation to serve significant customers and our Mexican operation to be an important part of our optoelectronics component business. Any disruption in these operations would have a significant negative impact on our operating results.

We face risks from changes in tax regulations and a change in our Cost Rican subsidiary's favorable tax status would have an adverse impact on our operating results.

We are subject to taxation in many different countries and localities worldwide. In some jurisdictions, we have employed specific business strategies to minimize our tax exposure. To the extent the tax laws and regulations in these various countries and localities could change, our tax liability in general could increase or our tax saving strategies could be threatened. Such changes could have a material adverse effect on our operations and financial results.

For example, our subsidiary in Costa Rica operates in a free trade zone. We expect to receive a 100% exemption from Costa Rican income taxes through 2003, a 75% exemption through 2005 and a 50% exemption through 2007. The Costa Rican government continues to review its policy on granting tax exemptions to companies located in free trade zones and it may change our tax status or minimize our benefit at any time. Any adverse change in the tax structure for our Costa Rican subsidiary made by the Costa Rican government would have a negative impact on our net income.

Our business may be adversely affected by acts of terrorism or war.

Acts of terrorism or war could interrupt or restrict our business in several ways. We rely extensively on the use of air transportation to move our inventory to and from our vendors and to ship finished products to our customers. If war or terrorist acts cause air transportation to be grounded or interrupted, our business would be similarly adversely impacted.

In addition, war or acts of terrorism could cause existing export regulations to be changed, which could limit the extent to which we are allowed to export our products. To the extent that war or acts of terrorism also reduce customer confidence and create general economic weakness, our business would also be adversely affected.

Our operating results could be harmed if we lose access to sole or limited sources of materials, equipment or services.

We currently obtain some components, equipment and services for our products from limited or single sources, such as certain ceramic packages and chemicals. We purchase these components, equipment, supplies and services on a purchase order basis, do not carry significant inventories and generally do not have long-term supply contracts with these vendors. Our requirements are relatively small compared to silicon semiconductor manufacturers. Because we often do not account for a significant part of our vendors' business, we may not have access to sufficient capacity from these vendors in periods of high demand. If we were to change any of our sole or limited source vendors, we would be required to requalify each new vendor. Requalification could prevent or delay product shipments, which could negatively affect our results of operations.

Our reliance on a limited number of suppliers for certain raw materials and parts may impair our ability to produce our products on time and in acceptable yields. For example, at times in the past, we have experienced difficulties in obtaining ceramic packages used in the production of bandpass filters. At other times, the acquisition of relatively simple devices, such as capacitors, has been problematic because of the large demand swings that can occur in the cellular handset market for such components. Our newly acquired optical components group is dependent upon a large number of suppliers, some of which are very small companies, for components that make up their integrated product offerings such as transceivers, transponders and optical amplifiers. The success of these products is critical to the overall success of our business. The primary risk to our source of supply to manufacture these products is the currently depressed state of the optical network market and its potential impact on smaller vendors in terms of possible bankruptcy or inability to meet delivery schedules. In addition, our reliance on these vendors may negatively affect our production if the components, equipment or services vary in reliability or quality. If we are unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, our results of operations could be harmed.

Our operating results could be harmed if our subcontractors and partners are unable to fulfill our requirements.

We currently utilize subcontractors for the majority of our integrated circuit and module assemblies. Our strategic partners, IBM and Atmel, also manufacture all of our SiGe products. Infineon continues to manufacture our products acquired from them while we transfer the manufacturing processes to our Oregon facility. Infineon will also continue to provide assembly and test services for an indeterminant period of time after the transfer of the manufacturing processes. There are certain risks associated with dependence on third party providers, such as minimal control over delivery scheduling, adequate capacity during demand peaks, warranty issues and protection of intellectual property. Additionally, if these subcontractors are unable to meet our needs, it could prevent or delay production shipments that could negatively affect our results of operations. If we were to change any of our subcontractors, we would be required to requalify each new subcontractor, which could also prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these subcontractors may negatively affect our production if the services vary in reliability or quality. If we are unable to obtain timely service of acceptable quality or if the prices increase, our results of operations could be harmed.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

The fabrication of integrated circuits and SAW filters from substrate materials such as GaAs, SiGe, InP, LiNbO3, LiTaO3 and quartz and the modules containing these components is a highly complex and precise process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to rework or replace the products. Our products may contain undetected defects or failures that only become evident after we commence volume shipments. We have experienced product quality, performance or reliability problems from time to time. We are currently experiencing field failures and returns on some components and are collecting data for analysis and evaluation as to the extent of the problem. Other defects or failures may also occur in the future. If failures or defects occur, we could:

- lose revenues;

- incur increased costs such as warranty expense and costs associated with customer support;
- experience delays, cancellations or rescheduling of orders for our products; or
- experience increased product returns or discounts.

We may face fines or our facilities could be closed if we fail to comply with environmental regulations.

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing process. For our manufacturing facilities, we generally provide our own manufacturing waste treatment and contract for disposal of some materials. We are required to report usage of environmentally hazardous materials.

The failure to comply with present or future regulations could result in fines being imposed on us and we could be required to suspend production or cease our operations. These regulations could require us to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to future liabilities and harm our results of operations.

Our business will be impacted if systems manufacturers do not use components made of GaAs or other alternative materials we utilize.

Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. Recently, we introduced SiGe components jointly developed and manufactured with Atmel and acquired the SiGe wireless chipset business of IBM. System designers may be reluctant to adopt our products because of:

- their unfamiliarity with designing systems with our products;
- their concerns related to manufacturing costs and yields;
- their unfamiliarity with our design and manufacturing processes; and
- uncertainties about the relative cost effectiveness of our products compared to high-performance silicon components.

Systems manufacturers may not use GaAs components because the production of GaAs integrated circuits has been, and continues to be, more costly than the production of silicon devices. Systems manufacturers may not use our SiGe components because this is a newly introduced process. Systems manufacturers may be reluctant to rely on a technology that is new to us and not widely understood. Systems manufacturers may also be reluctant to rely on a jointly produced product because future supplies may depend on the continued good relationships with Atmel and IBM. As a result, we must offer devices that provide superior performance to that of traditional silicon-based devices.

Our recently acquired optoelectronics business may be negatively impacted if our customers were to move to a non-LiNbO3 modulator product base, or if the customers of this business refuse to recognize the product qualification status of the acquired product offerings. The very demanding product qualification process in these relatively immature technologies is typically characterized by long and expensive cycles.

In addition, customers may be reluctant to rely on a smaller company like us for critical components. We cannot be certain that additional systems manufacturers will design our products into their systems or that the companies that have utilized our products will continue to do so in the future. If our products fail to achieve market acceptance, our results of operations would suffer.

New competitive products and technologies have been announced which could reduce demand for our SAW filter products.

Products have been introduced that may have some application in GSM phones, which will impact sales of GSM IF filters for wireless phones. Several companies recently announced a new product based on a direct conversion concept that could potentially eliminate a SAW IF filter in certain CDMA phones. If these products are successful in the market, it could reduce or eliminate demand for our IF filters for CDMA phones and our revenues would be harmed if we do not introduce competitive or alternative products. SAW IF filters for wireless phones accounted for approximately 11% of our revenues in 2002. Any development of a cost-effective and reliable technology that replaces SAW filtering technology or reduces the need for SAW filtering technology could have a material adverse effect on our business, financial condition and results of operations.

A decline either in the growth of wireless communications or in the continued acceptance of CDMA technology, particularly in emerging markets, would have an adverse impact on us.

Our products for CDMA-based systems, including filters for base stations and receivers and power amplifiers for wireless phones comprise a significant part of our business. CDMA technology is relatively new to the marketplace and there can be no assurance that emerging markets, such as China and India, will adopt this technology. Our business and financial results would be adversely impacted if CDMA technology does not continue to gain acceptance.

Our business may be adversely impacted if we fail to successfully introduce new products or to gain our customers' acceptance of those new products.

The markets for electronic communications applications in which we participate are subject to intense competition, rapid technological change, and short product life cycles. It is critical for companies such as ours to continually and quickly develop new products to meet the changing needs of these markets. If we fail to develop new products to meet our customers' needs on a timely basis, we will not be able to effectively compete in these markets.

For example, we announced our intention to develop and market RF front-end modules for wireless phones at cost-effective prices. We will also need to continue to expand our wireless applications into CDMA and GSM applications. If we fail to design and produce these products in a manner acceptable to our customers or have incorrectly anticipated our customers' demand for these types of products, our operating results could be harmed.

Our business will be adversely impacted if we do not gain market acceptance of our wireless phone module products.

Our strategy for wireless phone products depends in large part upon the success of our design and marketing of wireless phone modules. Wireless phone modules represent the incorporation of some or all of the components of the wireless phone radio into a single product. If we are unable to design these modules in a manner acceptable to our customers, have incorrectly anticipated our customers' demand for these products or are unable to cost-effectively produce them, our operating results will be adversely affected.

We have substantial indebtedness.

We have $268.8 million of indebtedness remaining in the form of our convertible subordinated notes due in 2007. Our other indebtedness is for operating and capital leases. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

- make it difficult for us to make payments on the notes and leases;

- make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- require us to dedicate a substantial portion of our expected cash flow from operations to service our indebtedness, which would reduce the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;
- limit our flexibility in planning for or reacting to, changes in our business; and
- make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligation under the notes.

We may not be able to pay our debt and other obligations.

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under the terms thereof. Default under the indenture would permit the holders of the notes to accelerate the maturity of the notes and could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we can not assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture.

Customers may delay or cancel orders due to regulatory delays.

The increasing significance of electronic communications products has increased pressure on regulatory bodies worldwide to adopt new standards for electronic communications, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the regulatory approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays have in the past had, and may in the future have, a negative effect on our sales and our results of operations.

We must improve our products and processes to remain competitive.

If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our results of operations may be materially impacted. Because of continual improvements in semiconductor technology, including those in high-performance silicon technologies such as CMOS, where substantially more resources are invested than in other technologies such as GaAs, SiGe or SAW products, we believe that our future success will depend, in part, on our ability to continue to improve our product and process technologies. We must also develop new technologies in a timely manner. In addition, we must adapt our products and processes to technological changes and to support emerging and established industry standards. We have and must continue to perform significant research and development into advanced material development such as InP, gallium nitride (GaN), silicon carbide (SiC) and SiGe to compete with future technologies of our competitors. For example, we have entered into agreements with Atmel and IBM to fabricate portions of our new SiGe products. These research and development efforts may not be accepted by our customers, and therefore may not achieve sustained production in the future. We may not be able to improve our existing products and process technologies, develop new technologies in a timely manner or effectively support industry standards. If we fail to do so, our customers may select another GaAs, SiGe or SAW product or move to an alternative technology.

Our results of operations may suffer if we do not compete successfully.

The markets for our products are characterized by price competition, rapid technological change, short product life cycles, and heightened global competition. Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources. Due to the increasing requirements for high-speed, high-frequency components, we expect intensified competition from existing integrated circuit and SAW device suppliers, as well as from the entry of new competitors to our target markets and from the internal operations of some companies producing products similar to ours for their internal requirements. Several key customers in our newly acquired optoelectronics business have either captive internal suppliers or long-term contractual relationships with suppliers based on factors other than cost and quality.

For products in depressed markets, such as for optical components and modules, competition can be even more intense as companies attempt to maximize their revenue to cover as much of their fixed cost base as possible, even if it means selling products at a loss. There is no guarantee that pricing will stay at a level where we can sell our products on a profitable basis.

For our integrated circuit devices, we compete primarily with both manufacturers of high-performance silicon integrated circuits as well as manufacturers of GaAs integrated circuits. Our silicon-based competitors include companies such as Applied Micro Circuits Corporation, Maxim Integrated Products Inc., Motorola, Philips, STMicroelectronics N.V and others. Our GaAs-based competitors include companies such as Anadigics Inc., Fujitsu Microelectronics, Inc., Raytheon, RF Micro Devices, Skyworks Solutions, Inc., Vitesse Semiconductor Corp and others. For our SAW devices our competitors include companies such as CTS Wireless Components, Micro Networks, Phonon, RF Monolithics, Vectron, EPCOS AG, Thales, Fujitsu, Murata, Toyocom and others. Competition could also come from companies ahead of us in developing alternative technologies such as SiGe and InP integrated circuits and digital filtering and direct conversion devices.

Competition from existing or potential competitors may increase due to a number of factors including, but not limited to, the following:

- offering of new or emerging technologies in integrated circuit or optical component design using alternative materials such as SiGe or InP;
- offering of new or emerging technologies such as digital filtering or direct conversion as alternatives to SAW filters;
- transition to arrays of optical sources and detectors in place of discrete lasers in systems and subsystems;
- mergers and acquisitions;
- longer operating histories and presence in key markets;
- development of strategic relationships;
- access to a wider customer base; and
- access to greater financial, technical, manufacturing and marketing resources.

Additionally, manufacturers of high-performance silicon integrated circuits have achieved greater market acceptance of their existing products and technologies in some applications.

We compete with both GaAs and silicon suppliers in all of our target markets. In microwave and millimeter wave applications, our competition is primarily from a limited number of GaAs suppliers, which are in the process of expanding their product offerings to address commercial applications other than aerospace.

Our prospective customers are typically systems designers and manufacturers that are considering the use of GaAs or SiGe integrated circuits or SAW filters, as the case may be, for their high-performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or by us typically limits further competition with respect to manufacturing a given design.

If we fail to integrate any future acquisitions or successfully invest in privately held companies, our business will be harmed.

We face risks from any future acquisitions, including the following:

- we may fail to merge and coordinate the operations and personnel of newly acquired companies with our existing business;
- we may fail to retain the key employees required to make the operation successful;
- additional complexity may affect our flexibility and ability to respond quickly to market and management issues;
- we may experience difficulties integrating our financial and operating systems;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and risk management;
- our ongoing business may be disrupted or receive insufficient management attention;
- we may not cost-effectively and rapidly incorporate the technologies we acquire;
- we may not be able to recognize the cost savings or other financial benefits we anticipated;
- we may not be able to retain the existing customers of newly acquired operations;
- existing customers of the acquired operations may demand significant price reductions or other detrimental term changes as a result of the change in ownership;
- our corporate culture may clash with that of the acquired businesses;
- we may incur unknown liabilities associated with acquired businesses; and
- our increasing international presence resulting from acquisitions increases our exposure to foreign political, currency, and tax risks.

We face risks from equity investments in privately held companies, such as:

- we may not realize the expected benefits associated with the investment;
- we may need to provide additional funding to support the privately held company; or
- if their value decreases, we may realize losses on our holdings.

We may not successfully address these risks or any other problems that arise in connection with future acquisitions or equity investments in privately held companies.

We will continue to evaluate strategic opportunities available to us and we may pursue product, technology or business acquisitions or investments in strategic partners. In addition, in connection with any future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing stockholders, we may incur additional debt and we may be required to amortize expenses related to other intangible assets or record impairment of goodwill that may negatively affect our results of operations.

If we do not hire and retain key employees, our business will suffer.

Our future success depends in large part on the continued service of our key technical, marketing and management personnel. We also depend on our ability to continue to identify, attract and retain qualified technical employees, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing yields. There are many other semiconductor companies located in the communities near our facilities and it may become increasingly difficult for us to attract and retain those employees. The competition for key employees is intense, and the loss of key employees could negatively affect us.

Our business may be harmed if we fail to protect our proprietary technology.

We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents granted and pending in the United States and elsewhere and intend to seek further international and United States patents on our technology. In addition to our own inventions, we have acquired a substantial portfolio of U.S. and foreign patent applications in the optoelectronics area of technology. These applications are just starting to issue as patents, and will have lives that will extend 20 years from their respective filing dates. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold or that any claims allowed from pending applications or will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Our ability to produce our products may suffer if someone claims we infringe on their intellectual property.

The integrated circuit and SAW device industries are characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

- pay substantial damages;
- indemnify our customers;

- stop the manufacture, use and sale of the infringing products;
- expend significant resources to develop non-infringing technology;
- discontinue the use of certain processes; or
- obtain licenses to the technology.

We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

Our business may suffer due to risks associated with international sales.

Our sales outside of the United States were 56% of revenues in 2002 and 44% of revenues in 2001. We face inherent risks from these sales, including:

- imposition of government controls;
- currency exchange fluctuations;
- longer payment cycles and difficulties related to the collection of receivables from international customers;
- reduced protection for intellectual property rights in some countries;
- unfavorable tax consequences;
- difficulty obtaining distribution and support;
- political instability; and
- tariffs and other trade barriers.

In addition, due to the technological advantages provided by GaAs integrated circuits in many military applications, the Office of Export Administration of the U.S. Department of Commerce must license all of our sales outside of North America. We are also required to obtain licenses from that agency for sales of our SAW products to customers in certain countries. If we fail to obtain these licenses or experience delays in obtaining these licenses in the future, our results of operations could be harmed. Also, because a majority of our foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products and make our products less price competitive.

We may be subject to a securities class action suit if our stock price falls.

Following periods of volatility in the market price of a company's stock, some stockholders may file securities class action litigation. For example, in 1994, a stockholder class action lawsuit was filed against us, our underwriters and some of our officers, directors and investors, which alleged that we, our underwriters and certain of our officers, directors and investors intentionally misled the investing public regarding our financial prospects. We settled the action and recorded a special charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals, in 1998.

Recently, in February 2003, several nearly identical civil class action lawsuits were filed in the United States District Court for the Middle District of Florida against Sawtek, Inc., our wholly owned subsidiary since July 2001. The lawsuits also name as defendants current and former officers of Sawtek and our company. The class action complaints purportedly are filed on behalf of purchasers of Sawtek's stock between January 2000 and May 23 or May 24, 2001. All of the complaints allege that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act, as well as Securities and Exchange Commission Rule 10b-5, by making false and misleading statements and/or omissions to inflate Sawtek's stock price and conceal the downward trend in revenues disclosed in Sawtek's May 23, 2001 press release. At least one complaint alleges a third cause of action for breach of fiduciary duty to the shareholders. The complaints do not specify the amount of monetary damages sought. We deny the allegations contained in these complaints and intend to defend against these claims vigorously. This litigation may, however, require us to spend a substantial amount of time and money and could distract management from our day to day operations. In addition, there can be no assurance as to our success in defending ourselves against these charges. This and any future securities class action litigation could be expensive and divert our management's attention and harm our business, regardless of its merits.

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.

The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of semiconductor companies have been especially volatile. The market price of our common stock may experience significant fluctuations in the future. For example, our common stock price has fluctuated from a high of approximately $14.00 to a low of approximately $2.55 during the 52 weeks ended December 31, 2002. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly.

Our certificate of incorporation and bylaws include anti-takeover provisions, which may deter or prevent a takeover attempt.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our common stock. These provisions include:

Cumulative voting. Our stockholders are entitled to cumulate their votes for directors. This may limit the ability of the stockholders to remove a director other than for cause.

Stockholder proposals and nominations. Our stockholders must give advance notice, generally 120 days prior to the relevant meeting, to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action.

Stockholder rights plan. We may trigger our stockholder rights plan in the event our board of directors does not agree to an acquisition proposal. The rights plan may make it more difficult and costly to acquire our company.

Preferred stock. Our certificate of incorporation authorizes our board of directors to issue up to five million shares of preferred stock and to determine what rights, preferences and privileges such shares have. No action by our stockholders is necessary before our board of directors can issue the preferred stock. Our board of directors could use the preferred stock to make it more difficult and costly to acquire our company.

Delaware anti-takeover statute. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

ITEM 7(a). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash Equivalents, Short-term and Long-term Investments

Our investments in cash equivalents, short-term investments and long-term investments, both restricted and unrestricted, are classified as available-for-sale securities and are comprised of highly rated, short and medium-term investments, such as U. S. government agencies, corporate debt securities and other such low risk investments, in accordance with an investment policy approved by our Board of Directors. Classified as available-for-sale, all of these investments are held at fair value. Although we manage investments under an investment policy, economic, market and other events may occur, which we cannot control. Although the risks are minimal, fixed rate securities may have their fair value adversely impacted because of changes in interest rates and credit ratings. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or we may suffer principal losses if we were to sell securities that have declined in value because of changes in interest rates or issuer credit ratings. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for trading speculative purposes. We do not believe that our results operations would be materially impacted by an immediate 10 percent change in interest rates.

Debt

Our convertible subordinated notes due 2007 have a fixed interest rate of 4%. Consequently, we do not have significant interest rate cash flow exposure on our long-term debt. However, the fair value of the convertible subordinated notes is subject to significant fluctuations due to their convertibility into shares of our stock and other market conditions. The fair value of these convertible subordinated notes is also sensitive to fluctuations in the general level of the U.S. interest rates. We would be exposed to interest rate risk, if we used additional financing to fund capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

The following table shows the fair values of our investments and convertible subordinated notes as of December 31, 2002 (in thousands):

	Cost	Fair Value
Cash and cash equivalents	$226,226	$226,226
Available-for-sale investments (including unrealized gains of $661)	$240,153	$240,814
Convertible subordinated notes	$268,755	$208,547

Foreign Currency Risk

We are exposed to currency exchange fluctuations, as we sell our products internationally and have operations in Costa Rica, Germany and Mexico. We have also recently completed the establishment of an operation in China. We manage the sensitivity of our international sales, purchases of raw materials and equipment and our Costa Rican operations by denominating most transactions in U.S. dollars. We do engage in limited foreign currency hedging transactions, principally to lock in the cost of purchase commitments that are not denominated in U.S. dollars. At December 31, 2002, we had no open commitments to purchase foreign currency.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATED SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements, which appears on page F-1.

The following is the unaudited consolidated supplementary financial data for each of the eight quarters ended December 31, 2002. The historical unaudited consolidated supplementary financial data for the quarters ended March 31, 2001 and June 30, 2001 and the 2000 quarters has been derived from the historical financial statements of TriQuint and Sawtek. This quarterly data should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and our consolidated financial statements appearing elsewhere in this document.

	Three months ended 2002				Three months ended 2001			
	Dec. 31	Sept. 30	Jun. 30	Mar. 30	Dec. 31	Sept. 30	Jun. 30	Mar. 30
	(Unaudited) (in thousands, except per share information)							
Consolidated Statement of Operations Data:								
Revenues	$ 72,710	$ 71,020	$ 61,232	$ 62,351	$ 65,441	$ 80,820	$ 79,481	$109,230
Cost of sales	46,096	45,891	38,916	41,294	41,750	47,295	51,321	58,171
Gross profit	26,614	25,129	22,316	21,057	23,691	33,525	28,160	51,059
Operating expenses:								
Research, development and engineering	16,439	16,667	12,201	13,240	14,675	13,180	12,393	11,437
Selling, general and administrative	11,593	9,938	10,671	10,687	11,371	11,444	11,161	12,742
Special charges(1)	88,911	15,415	—	—	78,010	7,546	—	—
Total operating expenses	116,943	42,020	22,872	23,927	104,056	32,170	23,554	24,179
Income (loss) from operations	(90,329)	(16,891)	(556)	(2,870)	(80,365)	1,355	4,606	26,880
Other income (expense), net	(460)	(408)	4,830	134	1,993	2,325	2,964	5,355
Impairment of equity investments	(15,678)	(4,850)	(3,250)	—	(13,604)	(1,453)	—	—
Gain on retirement of debt	—	3,711	2,298	—	—	9,401	—	—
Income (loss) before income tax	(106,467)	(18,438)	3,322	(2,736)	(91,976)	11,628	7,570	32,235
Income tax expense (benefit)	43,113	(9,224)	899	(547)	(32,384)	4,996	2,865	10,191
Net income (loss)	(149,580)	(9,214)	2,423	(2,189)	(59,592)	6,632	4,705	22,044
Per share data:								
Per share net income:								
Basic	$ (1.13)	$ (0.07)	$ 0.02	$ (0.02)	$ (0.46)	$ 0.05	$ 0.04	$ 0.17
Diluted	$ (1.13)	$ (0.07)	$ 0.02	$ (0.02)	$ (0.46)	$ 0.05	$ 0.03	$ 0.16
Weighted-average common shares	132,733	132,168	131,656	131,280	130,598	130,021	129,414	129,078
Weighted-average common and common equivalent shares	132,733	132,168	134,844	131,280	130,598	135,871	135,724	136,070

(1) For the quarters ended December 31, 2002, September 30, 2002 and December 31, 2001, we recorded charges of $88.9 million, $5.8 million and $76.9 million, respectively, for the impairment of long lived assets and goodwill. In addition, for the quarters ended September 30, 2002 and September 30, 2001 we recorded acquisition related charges of $8.6 million and $7.5 million, respectively. We also recorded severance related costs for the quarters ended September 30, 2002 and December 31, 2001 of $1.0 million and $1.1 million, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is included under the captions *Election of Directors, Executive Officers of the Registrant* and *Section 16(a) Beneficial Ownership Reporting Compliance* contained in our Proxy Statement for our 2003 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year pursuant to General Instructions G(3) of Form 10-K and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be included under the caption *Executive Compensation and Other Matters contained* in our Proxy Statement for our 2003 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is included under the caption *Security Ownership of Certain Beneficial Owners and Management and Equity Compensation Plan Information* contained in our Proxy Statement for our 2003 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is included under the caption *Certain Relationships and Related Transactions* contained in our Proxy Statement for our 2003 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. Our chief executive officer and chief financial officer performed an evaluation of our disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report on Form 10-K. Based on this evaluation, we believe that such controls and procedures effectively insure that information required to be disclosed in this annual report on Form 10-K is appropriately recorded, processed and reported.

(b) Changes in internal controls. There have been no significant changes in our disclosure controls and procedures or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Consolidated Financial Statements*

The Consolidated Financial Statements, together with the report thereon of KPMG LLP are included in the beginning on page F-1.

The report of Ernst and Young LLP including report on consent is included as exhibit 99.1.

(a)(2) *Consolidated Financial Statement Schedule*

The following schedule is filed herewith:

	Page No.
Schedule II Valuation and Qualifying Accounts	S-1

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

(a)(3) *Exhibits*

Exhibit Number	Description
3.1(1)	Certificate of Incorporation of Registrant
3.1.1(2)	Certificate of Amendment to Certificate of Incorporation
3.1.2(15)	Certificate of Correction to Certificate of Incorporation
3.1.3(15)	Certificate of Designation of Series A Participating Preferred Stock
3.1.4(15)	Certificate of Amendment to Certificate of Incorporation
3.2(1)	Bylaws of Registrant
4.1(3)	Preferred Shares Rights Agreement, dated as of June 30, 1998 between Registrant and ChaseMellon Shareholder Services, L.L.C., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively
4.2(5)	Indenture dated February 24, 2000 between the Registrant and State Street Bank and Trust Company of California, N.A.
10.1	Reserved
10.2(4)	1987 Stock Incentive Program, as amended, and forms of agreements thereunder
10.3	Reserved
10.4(6)	Letter Agreement dated November 22, 1991 between Registrant and Steven J. Sharp
10.5	Reserved
10.6	Reserved
10.7	Reserved
10.8(6)	Supply Agreement dated October 11, 1990 by and between DuPont Photomasks, Inc. and Registrant
10.9(6)	Amended and Restated Exclusive Distributor Agreement dated September 20, 1991, as amended between Registrant and Giga A/S

Exhibit Number	Description
10.10	Reserved
10.11	Reserved
10.12	Reserved
10.13(6)	Asset Purchase Agreement dated August 31, 1993 by and between American Telephone and Telegraph Company ("AT&T") and Registrant
10.13.2(6*)	Joint Development and Technology Transfer Agreement dated August 31, 1993 between AT&T and Registrant
10.13.3(6*)	Foundry Agreement dated August 31, 1993 between AT&T and Registrant
10.13.4(6*)	Patent License Agreement dated August 31, 1993 between AT&T and Registrant
10.13.5(6)	Letter Agreement dated August 31, 1993 between AT&T and Registrant
10.13.6	Reserved
10.14(6*)	Agreement dated May 6, 1993 between Comlinear Corporation and Registrant
10.15(6*)	Agreement of Purchase and Sale for Semiconductor Products between Northern Telecom Canada Limited and Registrant dated July 8, 1993
10.16	Reserved
10.16.1	Reserved
10.17	Reserved
10.18(8)	1996 Stock Incentive Program and forms of agreement thereunder
10.19(1)	Form of Indemnification Agreement executed by Registrant and its officers and directors pursuant to Delaware reincorporation
10.20(9)	Master Lease Agreement between Registrant and General Electric Capital Corporation dated June 27, 1997 and Equipment Schedules G-1, G-2, and G-3, each dated January 13, 1998
10.21(9)	Asset Purchase Agreement, dated as of January 8, 1998, by and between Raytheon TI Systems, Inc. and Registrant, and related exhibits
10.22(20)	1998 Nonstatutory Stock Option Plan and forms of agreement thereunder
10.23(11)	1998 Employee Stock Purchase Plan and forms of agreement thereunder
10.24(12)	Participation Agreement dated as of August 30, 2000 among TriQuint Semiconductor Texas, LP, Registrant, TriQuint Texas General Holding Company, Lease Plan North America, Inc., ABN AMRO Bank N.V. and the other banks and financial institutions that are listed on the signature pages thereto as participants
10.24.1(12)	Appendix 1 to Participation Agreement, Master Lease and Deed of Trust, Security Agreement and Financing Statement each dated as of August 30, 2000 among TriQuint Semiconductor Texas, LP, Registrant, TriQuint Texas General Holding Company, Lease Plan North America, Inc., ABN AMRO Bank N.V. and the other banks and financial institutions that are listed on the signature pages thereto as participants
10.25(12)	Master Lease Agreement dated August 30, 2000 between Lease Plan North America, Inc. and TriQuint Semiconductor Texas, LP for the Richardson Texas facility

Exhibit Number	Description
10.25.1(12)	Appendix 1 to Participation Agreement, Master Lease and Deed of Trust, Security Agreement and Financing Statement each dated as of August 30, 2000 among TriQuint Semiconductor Texas, LP, Registrant, TriQuint Texas General Holding Company, Lease Plan North America, Inc., ABN AMRO Bank N.V. and other banks and financial institutions that are listed on the signature pages thereto as participants
10.26(13)	Loan Agreement dated September 28, 2000 between U.S. Bank National Association and Registrant
10.27	Reserved
10.28	Reserved
10.29	Reserved
10.30	Reserved
10.31	Reserved
10.31.1	Reserved
10.32	Reserved
10.33(10)	Sawtek Inc. Employee Stock Ownership and 401(k) Plan
10.34(16)	Sawtek Inc. 2000 Implementation Agreement
10.35(16)	Sawtek Inc. 2000 Modified ESOP Loan Agreement
10.36(16)	Sawtek Inc. 2000 Renewed ESOP Note
10.37(16)	Sawtek Inc. Second Stock Option Plan
10.38(16)	Sawtek Inc. Stock Option Plan for Acquired Companies
10.39	Reserved
10.39.1(17)	Renewal of unsecured $30,000,000 credit line agreement with SunTrust Bank, extending agreement maturity date to January 31, 2002
10.40(18)*	Amended Sale and Transfer Agreement between Infineon Technologies AG, Infineon Technologies North America Corp., Registrant and TriQuint GmbH dated as of April 29, 2002
10.40.1(18)*	Interim Supply Agreement by and between Registrant and Infineon Technologies AG dated July 1, 2002
10.40.2(18)*	Side Letter to the Interim Supply Agreement dated July 1, 2002
10.40.3(18)*	Cooperation Agreement by and between Registrant and Infineon Technologies AG dated July 1, 2002
10.40.4(18)*	Transition Services Agreement by and between Registrant and Infineon Technologies AG dated July 1, 2002
10.40.5(18)*	Basic Supply Agreement Relating to the Supply of Highly Reliable Semiconductor Products and Assignment of Customer Contracts by and between Registrant and Infineon Technologies AG dated July 1, 2002
10.40.6(18)*	Backend Foundry Agreement by and between Registrant and Infineon Technologies AG dated July 1, 2002

Exhibit Number	Description
10.40.7(18)*	Side Letter to Backend Foundry Agreement dated July 1, 2002
10.40.8(18)*	Interim Lease Agreement by and between Registrant and Infineon Technologies AG dated July 1, 2002
10.41(10)	Letter Agreement dated June 28, 2002 between Registrant and Ralph G. Quinsey
10.42(19)	Asset Purchase Agreement by and between Agere Systems Inc. and Registrant dated as of October 21, 2002
10.42.1(19)	Amendment No. 1 to Asset Purchase Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.42.2(19)	Assignment and Bill of Sale and Assumption Agreement by and between Agere Systems Inc. and TriQuint Optoelectronics, Inc. dated as of January 2, 2003
10.42.3(19)	Assignment and Bill of Sale and Assumption Agreement by and between Agere Systems Inc. and TriQuint Technology Holding Co. dated as of January 2, 2003
10.43.4(19)	Intellectual Property Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.43.5(19)	Purchase Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.43.6(19)	Transition Services Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.43.7(19)	Equity Purchase Agreement by and among Agere Systems Inc., Agere Systems International, LLC, Registrant, TriQuint International Holding Co., TriQuint International Holding LLC and Agere Systems de Mexico, S. DE R.L. DE C.V. dated as of January 2, 2003
10.44	Letter Agreement dated November 20, 2002 between Registrant and Raymond A. Link
12.1	Computation of Ratios of Earnings to Fixed Charges
21.1	Subsidiaries
23.1	Consent of KPMG LLP, Independent Auditors
23.2	Consent of Ernst & Young LLP, Independent Certified Public Accountants
24.1	Power of Attorney (see page 52)
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Report of Ernst & Young LLP, Independent Certified Public Accountants

(*) Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to Registrant's Registration Statement on Form 8-B (File No. 000-22660) as declared effective by the Securities and Exchange Commission on February 18, 1997.

(2) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended September 30, 2000 filed with the Securities and Exchange Commission on November 13, 2000.

(3) Incorporated by reference to Registrant's Report on Form 8-A (File No. 000-22660) as declared effective by the Securities and Exchange Commission on July 24, 1998.

(4) Incorporated by reference to Registrant's Annual Report on Form 10-K (File No. 000-22660) for the fiscal year ended December 31, 1994 filed with the Securities and Exchange Commission on March 29, 1995.

(5) Incorporated by reference to Registrant's Registration Statement on Form S-3 (File No. 333-36112) as declared effective by the Securities and Exchange Commission on May 16, 2000.

(6) Incorporated by reference to Registrant's Registration Statement on Form S-1 (File No. 333-70594) as declared effective by the Securities and Exchange Commission on December 13, 1993.

(7) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on June 14, 1996.

(8) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-81273) as declared effective by the Securities and Exchange Commission on June 22, 1999, as amended by Registrant's Registration Statement on Form S-8 (File No. 333-39730), as declared effective by the Securities and Exchange Commission on June 20, 2000, and by Registrant's Registration Statement on Form S-8 (File No. 333-61582), as declared effective by the Securities and Exchange Commission on May 24, 2001.

(9) Incorporated by reference to Registrant's Registration Statement on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on January 27, 1998.

(10) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended June 30, 2002 filed with the Securities and Exchange Commission on August 13, 2002.

(11) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-66707) as declared effective by the Securities and Exchange Commission on November 3, 1998, as amended by Registrant's Registration Statement on Form S-8 (File No. 333-39732), as declared effective by the Securities and Exchange Commission on June 20, 2000, and by Registrant's Registration Statement on Form S-8 (File No. 333-61582), as declared effective by the Securities and Exchange Commission on May 24, 2001.

(12) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on September 14, 2000.

(13) Incorporated by reference to Registrant's Annual Report on Form 10-K (File No. 000-22660) for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission on February 15, 2000.

(14) Incorporated by reference to Registrant's Annual Report on Form 10-K (File No. 000-22660) for the fiscal year ended December 31, 2000 filed with the Securities an Exchange Commission on March 28, 2001.

(15) Incorporated by reference to Registrant's Registration Statement on Form S-4 (File No. 333-62062) declared effective by the Securities and Exchange Commission on June 13, 2001.

(16) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-65850) as declared effective by the Securities and Exchange Commission on July 25, 2001.

(17) Incorporated by reference to Sawtek Inc.'s Quarterly Report Form 10-Q (File No. 000-28276) filed with the Securities and Exchange Commission on April 27, 2001.

(18) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on July 15, 2002.

(19) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on January 17, 2003.

(20) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-102085) as declared effective by the Securities and Exchange Commission on December 20, 2002.

(b) *Reports on Form 8-K*

We filed a Report on Form 8-K (File No. 000-22660) with the Securities and Exchange Commission on May 6, 2002 to announce that we and Infineon Technologies AG signed a definitive agreement pursuant to which we intended to acquire Infineon's gallium arsenide semiconductor business.

We filed a Report on Form 8-K (File No. 000-22660) with the Securities and Exchange Commission on July 15, 2002 to disclose the purchase price and other terms of our agreement to acquire Infineon's gallium arsenide semiconductor business.

We filed a Report on Form 8-K (File No. 000-22660) with the Securities and Exchange Commission on August 29, 2002 to announce our intended reduction in force and its expected impact on our operating results for the three months ending September 30, 2002.

We filed a Report on Form 8-K/A (File No. 000-22660) with the Securities and Exchange Commission on September 13, 2002 to amend the Report on Form 8-K filed on July 15, 2002. The amendment was filed to disclose the audited financial statements of Infineon's gallium arsenide semiconductor business which we purchased.

We filed a Report on Form 8-K (File No. 000-22660) with the Securities and Exchange Commission on January 17, 2003 to disclose the purchase price and other terms of our agreement to acquire a substantial portion of Agere Systems Inc.'s optoelectronics business

We filed a Report on Form 8-K/A (File No. 000-22660) with the Securities and Exchange Commission on March 17, 2003 to amend the Report on Form 8-K filed on January 17, 2003. The amendment was filed to disclose the audited financial statements of Agere's optoelectronics business which we purchased.

(c) *Exhibits*

See Item 14(a)(3) above.

(d) *Financial Statement Schedules*

See Item 14(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIQUINT SEMICONDUCTOR, INC.

By: /s/ RALPH G. QUINSEY

Ralph G. Quinsey
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ RAYMOND A. LINK

Raymond A. Link
Vice President, Finance and Administration,
Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Date: March 27, 2003

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ralph G. Quinsey and Raymond A. Link, jointly and severally, as his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed on behalf of the registrant by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ STEVEN J. SHARP (Steven J. Sharp)	Chairman of the Board	March 27, 2003
/s/ RALPH G. QUINSEY (Ralph G. Quinsey)	President and Chief Executive Officer (Principal Executive Officer)	March 27, 2003
/s/ RAYMOND A. LINK (Raymond A. Link)	Vice President, Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 27, 2003
/s/ FRANCISCO ALVAREZ (Francisco Alvarez)	Director	March 27, 2003
/s/ PAUL A. GARY (Paul A. Gary)	Director	March 27, 2003
/s/ CHARLES SCOTT GIBSON (Charles Scott Gibson)	Director	March 27, 2003
/s/ NICOLAS KAUSER (Nicolas Kauser)	Director	March 27, 2003
/s/ STEVEN P. MILLER (Steven P. Miller)	Director	March 27, 2003
/s/ WALDEN C. RHINES (Walden C. Rhines)	Director	March 27, 2003
/s/ EDWARD F. TUCK (Edward F. Tuck)	Director	March 27, 2003
/s/ WILLIS C. YOUNG (Willis C. Young)	Director	March 27, 2003

CERTIFICATIONS

I, Ralph G. Quinsey, certify that:

1. I have reviewed this annual report on Form 10-K of TriQuint Semiconductor, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ RALPH G. QUINSEY

Ralph G. Quinsey
President and Chief Executive Officer

I, Raymond A. Link, certify that:

1. I have reviewed this annual report on Form 10-K of TriQuint Semiconductor, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ RAYMOND A. LINK

Raymond A. Link
Vice President,
Finance and Administration,
Chief Financial Officer and Secretary

[This page intentionally left blank.]

Index to Consolidated Financial Statements

Independent Auditors' Report F-2

Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000 . . F-3

Consolidated Balance Sheets as of December 31, 2002 and 2001 . . . . F-4

Consolidated Statements of Stockholders' Equity December 31, 2002, 2001 and 2000 . . . . F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 . . F-6

Notes to Consolidated Financial Statements F-7

Independent Auditors' Report

The Board of Directors
TriQuint Semiconductor, Inc.:

We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

The consolidated statements of operations, stockholders' equity and cash flows of TriQuint Semiconductor, Inc. and subsidiaries for the year ended December 31, 2000, have been restated to reflect the pooling-of-interests transaction with Sawtek Inc. as described in Note 2 to the consolidated financial statements. We did not audit the 2000 financial statements of Sawtek Inc., which statements reflect total revenues constituting 35% in 2000 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sawtek Inc. for the year ended December 31, 2000, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ending December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Portland, Oregon
February 11, 2003

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Statements of Operations

(In thousands, except share and per share information)

	Years ended December 31,		
	2002	2001	2000
Revenues	$ 267,313	$ 334,972	$ 460,590
Cost of goods sold	172,197	198,537	203,971
Gross profit	95,116	136,435	256,619
Operating expenses:			
Research, development and engineering	58,547	51,685	39,753
Selling, general and administrative	42,889	46,718	45,980
Impairment of long-lived assets and goodwill	94,740	76,933	—
Acquisition related charges	8,575	7,546	—
Reduction in work force	1,011	1,077	—
Total operating expenses	205,762	183,959	85,733
Income (loss) from operations	(110,646)	(47,524)	170,886
Other income (expense):			
Interest income	11,869	27,366	38,897
Interest expense	(12,684)	(14,574)	(13,423)
Impairment charge—investments in other companies	(23,778)	(15,057)	—
Gain on retirement of debt	6,009	9,401	—
Other, net	4,911	(155)	118
Other income (expense), net	(13,673)	6,981	25,592
Income (loss) before income tax	(124,319)	(40,543)	196,478
Income tax expense (benefit)	34,241	(14,332)	45,785
Net income (loss)	$ (158,560)	$ (26,211)	$ 150,693
Per share data:			
Per share net income (loss):			
Basic	$ (1.20)	$ (0.20)	$ 1.19
Diluted	$ (1.20)	$ (0.20)	$ 1.10
Weighted-average common shares	131,969,397	129,784,170	126,589,654
Weighted-average common and common equivalent shares	131,969,397	129,784,170	136,498,208

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Balance Sheets

(In thousands, except share and per share information)

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$226,226	$ 261,728
Investments in marketable securities	109,687	246,775
Trade accounts receivable, net	34,977	34,532
	370,890	543,035
Inventories, net:		
Raw material	13,598	18,824
Work in process	12,352	8,729
Finished goods	10,333	7,283
	36,283	34,836
Deferred income taxes	—	11,359
Other current assets	9,621	12,623
Total current assets	416,794	601,853
Long-term investments in marketable securities	131,127	73,028
Property, plant and equipment, net	153,887	214,402
Deferred income taxes	—	23,761
Other investment	88,092	73,617
Restricted long-term assets	17,408	14,547
Other non-current assets, net	33,358	19,665
Total assets	$840,666	$1,020,873
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of capital lease obligations	$ 341	$ 1,580
Accounts payable	12,930	15,165
Accrued payroll	8,781	7,711
Other accrued liabilities	17,637	16,784
Total current liabilities	39,689	41,240
Capital lease obligations, less current installments	—	359
Deferred income taxes	6,550	—
Convertible subordinated notes	268,755	296,500
Total liabilities	314,994	338,099
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.001 par value. Authorized 600,000,000 shares; 133,162,755 shares and 131,141,213 shares issued and outstanding at December 31, 2002 and 2001	133	131
Additional paid-in capital	452,761	451,703
Accumulated other comprehensive income	661	458
Unearned ESOP compensation	(195)	(390)
Retained earnings	72,312	230,872
Total stockholders' equity	525,672	682,774
Total liabilities and stockholders' equity	$840,666	$1,020,873

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Statements of Stockholders' Equity

(In thousands, except share information)

	Common stock		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income	Unearned ESOP compensation	Retained earnings	Total stockholders' equity
	Shares	Amount	Shares	Amount					
Balance, December 31, 1999	124,785,171	$124	(503,667)	$(2,926)	$377,589	$ —	$(781)	$ 86,309	$ 460,315
Issuance of common stock under plans	4,411,628	5	495,870	2,882	13,040	—	—	—	15,927
Income tax benefit of stock option exercises	—	—	—	—	48,012	—	—	—	48,012
Purchase of treasury stock	—	—	(32,958)	(1,098)	—	—	—	—	(1,098)
ESOP allocation	—	—	—	—	—	—	195	—	195
Accumulated other comprehensive income	—	—	—	—	—	79	—	—	79
Net income	—	—	—	—	—	—	—	150,693	150,693
Balance, December 31, 2000	129,196,799	129	(40,755)	(1,142)	438,641	79	(586)	237,002	674,123
Issuance of common stock under plans	2,250,064	2	241,293	5,577	7,893	—	—	—	13,472
Income tax benefit of stock option exercises	—	—	—	—	11,605	—	—	—	11,605
Adjustment to conform fiscal year of pooled entity	(57)	—	(25,714)	(785)	(626)	—	—	20,081	18,670
Purchase of treasury stock	—	—	(480,417)	(9,778)	—	—	—	—	(9,778)
ESOP allocation	—	—	—	—	—	—	196	—	196
Retirement of treasury stock	(305,593)	—	305,593	6,128	(6,128)	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	—	379	—	—	379
Non cash compensation expense	—	—	—	—	318	—	—	—	318
Net loss	—	—	—	—	—	—	—	(26,211)	(26,211)
Balance, December 31, 2001	131,141,213	131	—	—	451,703	458	(390)	230,872	682,774
Issuance of common stock under plans	2,021,542	2	—	—	9,132	—	—	—	9,134
Income tax benefit of stock option exercises	—	—	—	—	(8,074)	—	—	—	(8,074)
ESOP allocation	—	—	—	—	—	—	195	—	195
Accumulated other comprehensive income	—	—	—	—	—	203	—	—	203
Net loss	—	—	—	—	—	—	—	(158,560)	(158,560)
Balance, December 31, 2002	133,162,755	$133	—	$ —	$452,761	$661	$(195)	$ 72,312	$ 525,672

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$(158,560)	$ (26,211)	$ 150,693
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	38,312	29,782	22,731
Income tax benefit of stock option exercises	(8,074)	11,605	48,012
Adjustment to conform year end of pooled entity	—	39,099	—
Loss on sale of assets	287	334	93
Impairment of long-lived assets and goodwill	94,740	76,933	—
Acquired in-process research and development	8,575	—	—
Gain on retirement of debt	(6,009)	(9,401)	—
Realized gain on forward contract	(4,570)	—	—
Non-cash compensation expense	—	318	—
Impairment charge-investments in other companies	23,778	15,755	—
Deferred income taxes	41,670	(27,635)	(16,778)
ESOP allocation	195	196	195
Change in assets and liabilities:			
Receivables	(445)	43,406	(34,924)
Inventories	(1,447)	15,403	(19,597)
Other assets	3,574	(5,839)	818
Accounts payable and accrued liabilities	(1,482)	(16,750)	16,173
Net cash provided by operating activities	30,544	146,995	167,416
Cash flows from investing activities:			
Purchase of available-for-sale investments	(456,569)	(417,800)	(790,390)
Sale of available-for-sale investments	535,761	422,532	687,352
Purchase of held-to-maturity investments	—	(225,483)	(469,462)
Maturities of held-to-maturity investments	—	322,951	335,259
Decrease (increase) in restricted long-term assets	(2,861)	38,250	(12,634)
Infineon acquisition	(49,557)	—	—
IBM acquisition	(23,411)	—	—
Capital expenditures	(24,185)	(147,066)	(109,245)
Investments in other companies	(17,103)	(6,800)	(17,852)
Purchase of other investments	(14,475)	—	(73,617)
Proceeds from sale of assets	—	1,375	1
Net cash used in investing activities	(52,400)	(12,041)	(450,588)
Cash flows from financing activities:			
Principal payments under capital lease and installment note obligations	(1,598)	(2,796)	(6,537)
Proceeds from (repurchase of) convertible subordinated notes	(21,137)	(37,871)	345,000
Debt issuance costs	—	—	(11,080)
Purchase of common stock for treasury	—	(9,778)	(1,098)
Issuance of common stock, net	9,089	13,472	15,927
Net cash provided by (used in) financing activities	(13,646)	(36,973)	342,212
Net increase (decrease) in cash and cash equivalents	(35,502)	97,981	59,040
Cash and cash equivalents at beginning of year	261,728	163,747	104,707
Cash and cash equivalents at end of year	$ 226,226	$ 261,728	$ 163,747
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 11,744	$ 14,150	$ 7,724
Income taxes	$ 992	$ 11,586	$ 14,133

See accompanying notes to consolidated financial statements.

TriQuint Semiconductor, Inc.

Notes to Consolidated Financial Statements

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies

Description of the Company

TriQuint Semiconductor, Inc. (the "Company") is a leading supplier of high-performance components and modules for communications applications. The Company's products are used in markets such as wireless phones, infrastructure networks, optical networks and defense with a specific focus on radio frequency ("RF"), analog and mixed-signal applications. The Company provides customers with standard and custom product solutions as well as foundry services. Products are based on advanced process technologies including gallium arsenide, indium phosphide, silicon germanium and surface acoustic wave ("SAW").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassifications

Certain amounts in the December 31, 2001 and 2000 financial statements have been reclassified to conform to the December 31, 2002 presentation. These reclassifications had no effect on net income or loss or stockholders' equity as previously reported.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including, but not limited to, allowance for doubtful accounts, sales returns reserves, inventory reserves, income tax valuation allowance, warranty reserves, investment impairments, impairments of goodwill and long-lived assets and commitments and contingencies on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable; however, actual results could differ from these estimates.

Revenue Recognition

Standard product revenues are recognized upon shipment of product with provisions established for estimated customer and distributor product returns based on the Company's experiences and/or contractual agreements. Generally, the Company ships products FOB shipping point. The Company recognizes revenues on certain foundry and customer-specific products based on certain design, manufacturing and other milestones. The Company recognizes revenues on cost-plus contracts as work is performed. Revenues from customers who have acceptance criteria are not recognized until all acceptance criteria are satisfied. The Company has certain distributor agreements by which the distributors are able to return a percentage of shipments within an allotted time. The Company reserves this amount in full at the time of shipment. Revenue from distributors was $14.3 million, $18.6 million and $35.1 million in 2002, 2001 and

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

2000, respectively. Additionally, the Company records a general reserve based on historical experience and judgement of expected levels of returns, as well, as the Company becomes aware of potential returns due to warranty or other issues.

Product Warranty

The Company estimates a liability for costs to repair or replace products under warranties for one-year and technical support costs when the related product revenue is recognized.

The liability for product warranties is calculated based upon historical experience and specific warranty issues..

Product warranty activity consisted of:

	2002
Beginning balance	$1,577
Accruals	1,388
Applications	(806)
Ending balance	$2,159

Cash Equivalents

The Company considers all highly liquid debt and other instruments purchased with an original maturity of three months or less to be cash equivalents. These investments include obligations of U.S. government agencies, corporate debt securities and money market funds. Cash equivalents were $226.2 million and $261.7 million at December 31, 2002 and 2001, respectively.

Investments

Investment securities at December 31, 2002 and 2001 consisted of U.S. treasury securities and obligations of U.S. government agencies, municipal notes and bonds, corporate debt securities and other investments. All are available-for-sale.

During 2001, the Company reclassified $213.7 million of cash equivalents and short-term investments from held-to-maturity investments to available-for-sale investments. Unrealized gain, net of tax, on this reclassification was approximately $444. This reclassification was done to provide management with the flexibility to react more quickly in the changing economic and interest rate environment.

The Company's investment policy sets minimum credit quality criteria and maximum maturity limits on its investment to provide for safety of principal, liquidity and a reasonable rate of return. Investments for which maturity from date of purchase is greater than one year are classified as long-term investments in marketable securities.

Available-for-sale securities are recorded at fair value, based on current market valuations. Held-to-maturity securities were recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

comprehensive income until realized. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has established an allowance for doubtful accounts of $3,867 and $2,565 at December 31, 2002 and 2001, respectively, which represents the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing on-going evaluations of its customers and their ability to make payments. The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgement of economic conditions. Additionally, the Company has a credit policy that is applied to potential customers. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market (net realizable value). Costs include materials, direct labor and overhead. Inventories are shown net of reserves of $19,786 and $20,171 at December 31, 2002 and 2001, respectively. Existing inventories are evaluated each period for excess quantities and obsolescence. This evaluation includes identifying those parts specifically identified as obsolete and reserving for them, analyzing forecasted demand versus quantities on hand and reserving for the excess, identifying and recording other specific reserves, and estimating and recording a general reserve based on historical experience and our judgement of economic conditions. Although management feels that these are appropriate indicators of inventory valuation, these are estimates based on information that is subjective. If future demand or market conditions are less favorable than the projections, additional inventory reserves may be required and would be reflected in the financial statements in the period the adjustment is made.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Machinery and equipment under capital leases is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows: three to seven years for machinery and equipment, furniture and fixtures and computer equipment and software and 39 years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease, generally three to seven years. Asset lives are reviewed periodically to determine if appropriate and adjustments are made as necessary. Depreciation begins at the time assets are placed in service. Maintenance and repairs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of business acquired. The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

Other intangible assets consists primarily of patents, developed technology and other intangibles with estimable useful lives, ranging from two to 10 years, are amortized on a straight-line basis over their estimated useful lives, and debt issuance costs. The Company performs impairment tests when events and circumstances warrant. Prior to the adoption of SFAS No. 142, other intangible assets were amortized on a straight-line basis from two to 10 years. The amount of other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. Financing costs related to the issuance of debt are capitalized as other noncurrent assets, net and amortized to interest expense over the term of the related debt using the straight-line method, which approximates the effective interest method.

Intangible assets consisted of the following (in thousands):

At December 31,	2002	2001
Intangible assets:		
Patents, technology and other	$ 7,065	$ 2,132
Debt issuance costs	9,252	9,851
	16,317	11,983
Less:		
Patents, technology and other amortization	1,238	1,218
Debt issuance amortization	4,101	2,795
	$10,978	$ 7,970

Intangible assets are included in other non-current assets in the Balance Sheet.

Investments in Other Companies

The Company has made several investments in small, privately held technology companies. The Company accounts for these investments using the cost method as the Company does not have significant influence over the companies. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when an other-than-temporary decline is evident. The Company evaluates the financial condition of the investee, market conditions and other factors providing an indication of the fair value of the investments. As of December 31, 2002 and 2001, the book value of investments in privately held companies was $7.3 million and $11.0 million, respectively.

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Research and Development Costs

The Company charges research and development costs associated with the development of new products to expense when incurred.

Engineering and design costs related to revenues on nonrecurring engineering services billed to customers are classified as cost of goods sold.

Advertising Costs

The Company expenses advertising costs as incurred.

Comprehensive Income

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. Accumulated other comprehensive income includes unrealized holding gains and losses on available-for-sale investments which are included as a separate component of stockholders' equity until realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is net income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net income (loss) per share is similar to basic except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect. The reconciliation of shares used to calculate basic and diluted income (loss) per share consisted of the following:

	Years ended December 31,		
	2002	2001	2000
Weighted-average common shares	131,969,397	129,784,170	126,589,654
Effect of dilutive securities:			
Stock options	—	—	9,908,554
Weighted-average common and common equivalent shares	131,969,397	129,784,170	136,498,208

Common stock equivalents related to stock options and conversion of convertible subordinated notes totaling 14,997,417, 16,342,181 and 4,734,238 were anti-dilutive and, therefore, were not included in the diluted net income (loss) per share calculation for 2002, 2001 and 2000, respectively.

Financial Instruments

The carrying amount of cash equivalents, investments, trade accounts receivable and accounts payable, accrued payroll and other accrued liabilities approximates fair value due to the short-term nature of these instruments. The fair value of capital lease obligations was estimated by discounting the future

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

cash flows using market interest rates and did not differ significantly from that reflected in the accompanying financial statements. The fair market value of the 4% convertible subordinated notes due 2007 was $208,547 at December 31, 2002 and $214,963 at December 31, 2001.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company considers future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. During 2002, the Company determined that a valuation allowance should be recorded against all of its deferred tax assets.

Foreign Currency Exchange and Remeasurement

The Company's functional currency for all operations worldwide is the U.S. dollar. For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the year-end exchange rates. Certain non-monetary assets and liabilities are remeasured using historical rates. Statements of operations are remeasured at an average exchange rate for the year. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in "Other income (expense)".

Forward Exchange Contracts

On January 1, 2001, the Company adopted SFAS 133, *Accounting for Derivative Instruments and Certain Hedging Activities* and SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.*. SFAS 133 and 138 requires recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the income statement. The Company has no hedges that qualify under SFAS 133.

From time to time the Company enters into forward foreign currency exchange contracts to manage its exposure against foreign currency fluctuations. These foreign exchange contracts are not considered hedges under SFAS 133, and as such are recorded at fair value on the balance sheet with any changes in fair value included in "Other income (expense)". The Company did not have any foreign currency exchange contracts at December 31, 2002 and 2001.

1. Summary of Significant Accounting Policies (Continued)

ESOP Compensation Expense

The Company accounts for ESOP shares acquired prior to January 1, 1993 in accordance with Statement of Position 76-3, *Accounting Practices for Certain Employee Stock Ownership Plans* ("SOP 76-3") which requires compensation expense to be measured using the cost basis of the shares when the shares are committed to be released to employees.

Stock-Based Compensation

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans other than ESOP in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company also applies SFAS No. 123, *Accounting for Stock-Based Compensation*, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock based compensation awards in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock based compensation awards under SFAS No. 148, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below (in thousands except per share information):

	2002	2001	2000
Net income (loss) as reported	$(158,560)	$(26,211)	$150,693
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(56,253)	(36,642)	(24,031)
Pro forma net income (loss)	$(214,813)	$(62,853)	$126,662
Earnings per share:			
Basic—as reported	$ (1.20)	$ (0.20)	$ 1.19
Basic—pro forma	$ (1.63)	$ (0.48)	$ 1.00
Diluted—as reported	$ (1.20)	$ (0.20)	$ 1.10
Diluted—pro forma	$ (1.63)	$ (0.48)	$ 0.93

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*

Impact of Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003 and to existing interests in VIE's after June 15, 2003. We have an interest in a VIE as more fully discussed in Note 6. The Company has not yet determined the effect the application of this Interpretation will have on the Company's financial statements.

2. Business Combinations

Sawtek, Inc.

On July 19, 2001, Sawtek, Inc. became a wholly owned subsidiary of the Company. The Company issued approximately 48.8 million shares of common stock in exchange for all the outstanding common stock of Sawtek. Additionally, outstanding options to purchase Sawtek common stock were exchanged for approximately 2.6 million options to purchase the Company's common stock. The transaction was accounted for as a pooling-of-interests transaction and qualified as a tax-free exchange of shares.

All financial information prior to the merger set forth in these consolidated financial statements has been restated to include the historical information of Sawtek.

2. Business Combinations (Continued)

Below are selected results of operations for the Company and Sawtek for the periods indicated.

	Fiscal years ended	
	2001	2000
	(in thousands)	
Revenues:		
TriQuint	$240,286	$300,749
Sawtek	94,686	159,841
Combined	$334,972	$460,590
Net Income (loss):		
TriQuint	$(40,965)	$ 71,411
Sawtek	14,754	79,282
Combined	$(26,211)	$150,693

Infineon Technologies AG GaAs Business

On July 1, 2002, the Company completed the acquisition of the GaAs Business of Infineon Technologies AG ("Infineon"). The acquisition was accounted for as a purchase transaction and the results of operations are included in the consolidated financial statements from the date of acquisition. At the closing date, the Company paid Infineon EUR50.0 million ($45.0 million at forward contract rate of $.9000/EUR1.00), of which EUR10.0 million ($9.0 million at forward contract rate of $.9000/EUR1.00) represents an earnout deposit. Pursuant to the purchase agreement, Infineon may earn up to an additional EUR74.0 million over a 24-month period based upon revenues generated by the acquired business, for an aggregate purchase price of EUR124.0 million. Subsequent to the close of the acquisition, certain fixed assets were also purchased for EUR5.5 million less EUR1.5 million in funded liabilities acquired ($4.0 million at various spot rates). There are also various other guarantees and contingencies which could affect the amount of the final purchase price. On October 1, 2002, the time period lapsed for the Company to reach a subsequent agreement with Infineon as to the inclusion of Infineon's Hi Rel business in the acquisition of Infineon's GaAs Business. Since an agreement was not reached, the minimum purchase price of the acquisition was adjusted to EUR42.0 million from EUR45.0 million. The Company acquired this business to strengthen its European presence and to expand its market and product offerings in the wireless communications industry.

Details of the purchase price were as follows (in thousands):

Cash paid at closing	$53,559
Acquisition costs	568
Less: Earnout deposit	(9,910)
Total purchase price	$44,217

2. Business Combinations (Continued)

The purchase price was allocated to the assets and liabilities based on fair values as follows (in thousands):

Machinery and equipment	$ 5,440
Identifiable intangibles	13,373
Acquired in-process research and development	2,675
Goodwill	24,024
Liabilities	(1,295)
Allocated purchase price	$44,217

Pro forma results of operations as if this acquisition had closed on January 1, 2002 and for the corresponding period in the preceding year are as follows (in thousands, except per share amounts):

	Pro forma (Unaudited)	
	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001
Revenues	$ 280,552	$367,084
Net loss	(170,547)	(51,605)
Loss per share—basic	$ (1.29)	$ (0.40)
Loss per share—diluted	$ (1.29)	$ (0.40)

In connection with this acquisition, the Company obtained a third-party valuation of the assets for purposes of the purchase price allocation Acquired in-process research and development ("IPR&D") assets were expensed at the date of acquisition in accordance with FASB Interpretation No. 4 ("FIN 4"), *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.* The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. The fair value was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. Each project was analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based upon management's estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the product's development and commercialization will meet management's time schedule. The discount rates utilized ranged from 25% to 50% and were based on the novelty of the technology, the risks remaining to complete each project, and the extent of the Company's familiarity with the technology. The estimated cost to complete this IPR&D at the time of acquisition was approximately $900. The associated projects are still in process and on budget. As of December 31, 2002, the Company wrote off all goodwill associated with this acquisition (see Note 6).

2. Business Combinations (Continued)

A Portion of the Assets of IBM's Wireless Phone Chipset Business

On July 1, 2002, the Company completed the acquisition of a portion of the assets of IBM's wireless phone chipset business. The acquisition was accounted for as a purchase transaction and the results of operations are included in the consolidated financial statements from the date of acquisition. At the closing date, the Company paid $21.8 million to IBM for the related assets, of which $5.0 million represents an earnout deposit. Subsequent adjustments to the purchase price contingent upon business volumes could increase the final aggregate purchase price up to $40.0 million. The Company acquired this business to expand its market and product offerings in the wireless communications industry and to strengthen its capabilities in silicon germanium process technology.

Details of the purchase price are as follows (in thousands):

Cash paid at closing	$21,750
Acquisition costs	1,661
Less: Earnout deposit	(5,000)
Total purchase price	$18,411

The purchase price was allocated to the assets and liabilities based on fair values as follows (in thousands):

Machinery and equipment	$ 1,959
Technology licenses	1,635
Acquired in-process research and development	5,900
Current technology	1,077
Backlog	158
Goodwill	7,682
Allocated purchase price	$18,411

In a transaction related to this acquisition, the Company transferred $1.3 million of the acquired machinery and equipment, $1.0 million of the technology licenses, $733 of acquired workforce and $11.0 million in cash to a privately held technology company in exchange for a note receivable of $14.0 million.

Pro forma results of operations have not been presented for this acquisition because its effects were not material on either an individual or aggregate basis.

2. Business Combinations (Continued)

In connection with this acquisition, the Company obtained a third-party valuation of the assets for purposes of the purchase price allocation. Acquired IPR&D assets were expensed at the date of acquisition in accordance with FIN 4. The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. The fair value was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. Each project was analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based upon management's estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the product's development and commercialization will meet management's time schedule. The discount rate utilized was 29% and was based on the novelty of the technology, the risks remaining to complete each project, and the extent of the Company's familiarity with the technology. The estimated cost to complete this IPR&D at the time of acquisition was approximately $40. The associated projects are still in process and on budget. As of December 31, 2002, the Company wrote off all goodwill associated with this acquisition (see Note 6).

3. Short-term and Long-term Investments in Marketable Securities

The cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale investments by types and classes of security at December 31, 2002 and 2001 consisted of the following (in thousands):

	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
At December 31, 2002				
Available-for-sale:				
U.S. treasury securities and obligations of U.S. government agencies	$144,083	$482	$ 8	$144,557
Corporate debt securities and other	96,070	192	5	96,257
Total investments	$240,153	$674	$13	$240,814
At December 31, 2001				
Available-for-sale:				
U.S. treasury securities and obligations of U.S. government agencies	$123,689	$155	$20	$123,824
Municipal notes and bonds	2,119	—	—	2,119
Corporate debt securities and other	193,537	354	31	193,860
Total investments	$319,345	$509	$51	$319,803

3. Short-term and Long-term Investments in Marketable Securities (Continued)

Investments by contractual maturity are as follows (in thousands):

	Cost	Fair value
At December 31, 2002		
Due or callable in one year or less	$109,466	$109,687
Due after one year through 24 months	$130,687	$131,127

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,	
	2002	2001
Land	$ 11,686	$ 13,545
Buildings	38,440	55,075
Leasehold improvements	16,910	1,076
Machinery and equipment	181,757	155,427
Furniture and fixtures	8,790	5,113
Computer equipment and software	18,784	17,563
Assets in process	9,348	65,114
	285,715	312,913
Less accumulated depreciation and amortization	131,828	98,511
	$153,887	$214,402

The Company capitalizes interest costs as a component of construction in progress. For 2001, assets in process included capitalized interest of $448; there was no capitalized interest in 2002.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $35,502, $28,016 and $21,140, respectively. This includes depreciation expense associated with equipment leased to another company classified as "Other, net" in the Consolidated Statement of Operations of $71 for the year ended December 31, 2002.

5. Leases

At December 31, 2002 and 2001, the Company had outstanding $341 and $1,939 respectively of capital leases. The interest rates on these capital leases range from 7.9% to 9.9%. The leases are payable in monthly installments of principal and interest through 2003 and are secured by equipment.

5. Leases (Continued)

The Company also leases certain equipment, office and manufacturing space under operating leases that expire at various dates through 2005. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 2002 were as follows (in thousands):

	Capital leases	Operating leases
Years ending:		
2003	$348	$1,781
2004	—	1,801
2005	—	1,826
2006	—	1,842
2007	—	1,858
Total	$348	$9,108
Less: amounts representing interest	(7)	
Present value of minimum payments—current	$341	

Amounts applicable to capital leases, which were included in machinery and equipment, were as follows (in thousands):

	December 31,	
	2002	2001
Machinery and equipment	$2,214	$8,061
Less: accumulated amortization	1,993	6,609
	$ 221	$1,452

Rent expense under operating leases was $2,168, $11,392 and $14,423 during the years ended December 31, 2002, 2001 and 2000, respectively.

In August 2000, the Company acquired a 420,000 square foot wafer fabrication facility located in Richardson, Texas for $87 million. The acquisition was financed by a variable interest entity ("VIE") sponsored by a financial institution in which the Company contributed $73 million and a lender contributed $14 million. In September 2002, the Company completed an improvement to the Richardson, Texas facility, of which $18.5 million was financed through the same financial institution-sponsored VIE as part of the original financing agreement. The Company contributed $14.5 million and the lender contributed $4.0 million. Of the total amount contributed to the VIE, the Company is required to collateralize 97% through pledged investment securities and a participation interest in the VIE which amounts appear on our Consolidated Balance Sheets as "Restricted long-term assets" of $17.4 million and "Other investment" of $88.1 million, respectively. As of December 31, 2002, the Company was in compliance with this requirement. The VIE is not consolidated in the Company's financial statements and the Company has accounted for the arrangement as an operating lease. The Company is required to make lease payments through August 2005 or may purchase the property. If the Company elects to purchase the property, the Company will assign the pledged securities to the lender and incur some incremental closing costs to obtain title to the property. At the end of the lease, the Company may elect to purchase the property,

5. Leases (Continued)

terminate the lease or renew the lease for two additional two-year periods. The lease is secured by the value of the property, of which the Company is subject to a guarantee of at least 75% of its purchase value, as well as the pledged investment securities. The Company is subject to restrictive covenants in this financing arrangement which require the Company to maintain (a) a quick ratio of not less that 1.25 to 1.00, (b) tangible net worth not less than the sum of $433 million and (c) a maximum leverage ratio not greater than 0.50. As of December 31, 2002, the Company was in compliance with these covenants.

6. Goodwill and Other Acquisition-Related Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is no longer amortized. The Company is required to perform impairment tests at least annually or when events and circumstances warrant.

Changes in the carrying amount of goodwill for 2002 were as follows (in thousands):

Balance as of December 31, 2001	$ —
Workforce reclassified as goodwill	450
Goodwill acquired during the period	31,706
Sale of a portion of acquired IBM business	(733)
Impairment of goodwill	(30,973)
Balance as of December 31, 2002	$ 450

In accordance with FAS 144, the Company determined in the fourth quarter of 2002 that an impairment associated with the Oregon operating unit existed based upon the future undiscounted cash flows associated with the assets currently in place. The Company recorded an impairment of $9.0 million associated with acquired identifiable intangible assets based upon an estimate of their fair market value. The fair market value was determined by updating assumptions in the original valuation study based upon the most current projections.

In accordance with SFAS 142, the Company then completed an assessment to determine if the goodwill assigned to the Oregon operating unit had been impaired. The Company estimated the fair value of the Oregon operating unit based upon recent acquisition values completed by the Company and others. Based upon the fair value of the Oregon operating unit, an impairment of goodwill was determined to exist which resulted in an impairment of $31.0 million.

6. Goodwill and Other Acquisition-Related Intangible Assets (Continued)

Information regarding the Company's other acquisition-related intangible assets and goodwill was as follows (in thousands):

	December 31, 2002			December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and other	$7,065	$1,238	$5,827	$1,083	$ 620	$463
Acquired workforce(1)	—	—	—	1,049	599	450
Total	$7,065	$1,238	$5,827	$2,132	$1,219	$913

(1) In accordance with SFAS 142, acquired workforce is no longer accounted for as a separately identified intangible asset and, as shown in the tables above, has been reclassified as goodwill.

Recent acquisitions by the Company of businesses from IBM and Infineon were assigned to the Oregon operating unit. In accordance with SFAS No. 144, an impairment of certain of the long-lived assets and identifiable intangible assets of the Oregon operating unit was determined through third-party appraisal. Since the recently acquired businesses are associated with the Oregon operating unit, the impairment of the long-lived assets and identifiable intangible assets was an event requiring the evaluation of the goodwill associated with those businesses for impairment in accordance with SFAS No. 142. By applying a present value analysis similar to that prepared for the original purchase price allocation, the Company determined that the carrying value of the goodwill associated with these acquisitions was fully impaired.

Amortization expense of other acquisition-related intangible assets was $1,503, $256 and $305 for the twelve months ended December 31, 2002, 2001 and 2000, respectively. The periods over which the Company amortizes these intangible assets range from three to seven years, depending on the estimated useful life of the intangible asset. In addition, amortization of bond issuance costs was $1,307, $1,510 and $1,286 in 2002, 2001, and 2000, respectively. This expense is classified as "Interest expense" in the Consolidated Statements of Operations.

The estimated future amortization expense of other acquisition-related intangible assets is as follows (in thousands):

Year ending December 31, 2003	$1,467
Year ending December 31, 2004	1,518
Year ending December 31, 2005	1,363
Year ending December 31, 2006	227
Year ending December 31, 2007	227
Thereafter	575

7. Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

	December 31,	
	2002	2001
Warranty liability	$ 2,159	$ 1,278
Accrued interest payable	3,584	3,953
Accrued real estate tax	2,225	1,175
Other	9,669	10,378
	$17,637	$16,784

8. Convertible Subordinated Notes

In February and March 2000, the Company completed the sale of $345,000 aggregate principal amount of 4% convertible subordinated notes due 2007, raising approximately $333,900 net of fees and expenses. The notes are unsecured obligations of the Company and subordinated to all of the Company's present and future senior indebtedness. Interest on the notes is payable in arrears semiannually on each March 1 and September 1. The notes are convertible, at the option of the holder, at any time prior to redemption or maturity into shares of the Company's common stock at a conversion price per share of $67.80, subject to certain adjustments. Provisional redemption of the notes is allowed at 101.7% of face value prior to March 5, 2003 when the closing price of our common stock exceeds 150% of the conversion price. After March 5, 2003, the notes may be redeemed at rates ranging from 102.3% to 100.6% over the remaining life of the notes. During 2002 the Company repurchased approximately $27,745 of these notes at a cost of $21,137. The repurchase resulted in a gain on retirement of long term debt of $6,009 which is net of a write down of issuance costs of $599. During 2001, the Company repurchased approximately $48,500 of these notes at a cost of $39,100, which included a write-down of issuance cost of $1,228. This repurchase resulted in a gain of $9,401.

9. Income Taxes

Domestic and foreign pre-tax income (loss) was as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Domestic	$(139,158)	$(52,462)	$167,968
Foreign	14,839	11,919	28,510
Total	$(124,319)	$(40,543)	$196,478

9. Income Taxes (Continued)

The provision (benefit) for income tax (benefit) on income (loss) consisted of (in thousands):

	Years ended December 31,		
	2002	2001	2000
Current:			
Federal	$ —	$ 11,946	$ 56,362
State	600	1,644	6,201
Total current	600	13,590	62,563
Deferred:			
Federal	30,617	(24,088)	(16,686)
State	3,024	(3,834)	(92)
Total deferred	33,641	(27,922)	(16,778)
Income tax expense (benefit)	$34,241	$(14,332)	$ 45,785

The effective tax rate differed from the federal statutory income tax rate as follows (in thousands):

	Years ended December 31,		
	2002	2001	2000
Tax computed at federal statutory rate	(35.0)%	(35.0)%	35.0%
State income tax, net of federal effect	(2.0)	(3.8)	2.8
Increase in valuation allowance	69.7	11.7	—
Non-deductible merger costs	—	3.3	—
Foreign sales benefit	(0.8)	(4.9)	—
Reversal of deferred taxes previously provided on earnings of Costa Rican subsidiary	—	—	(8.5)
Current benefit of tax exemption of Costa Rican subsidiary	(5.6)	(8.7)	(5.1)
Other, including tax credits, tax-exempt interest income and dividend income	1.2	2.0	(0.9)
Effective tax rate	27.5%	(35.4)%	23.3%

9. Income Taxes (Continued)

The tax effects of significant items comprising the Company's deferred tax asset and liability were as follows (in thousands):

	2002	2001
Deferred tax liabilities:		
Amortization and depreciation	$ —	$20,277
Other	6,550	5,576
Total deferred tax liability	6,550	25,853
Deferred tax assets:		
Amortization and depreciation	16,753	—
Capitalized research and development expenditures	9,559	10,159
Reserves and allowances	9,140	8,533
Accrued liabilities	2,750	1,816
Net operating loss carryforwards	—	7,174
Research and development and other credits	2,338	2,353
Asset impairment	36,001	29,319
Impairment of investment in other companies	14,699	5,680
Other	2,778	1,795
Total deferred tax asset	94,018	66,829
Valuation allowance	(94,018)	(5,856)
Net deferred tax asset/(liability)	$ (6,550)	$35,120

The Company recorded a tax provision of approximately $34.2 million for the year ended December 31, 2002 reflecting a full valuation allowance against its deferred tax assets. In assessing the realizability of deferred tax assets, SFAS No. 109 requires a more likely than not standard. This ultimate realization of deferred tax assets is dependent upon the generation of future domestic taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Although the Company anticipates future sustained profitability, SFAS No. 109 required that recent historical operating performance and income projections for 2003 weigh heavily in assessing the realizability of deferred tax assets. The more likely than not assessment was principally based upon the losses generated during 2001, 2002, and losses anticipated in 2003 primarily as a result of costs associated with the Optoelectronics business acquired January 2, 2003.

The net change in total valuation allowance for the deferred tax assets for 2002, 2001 and 2000 was an increase of $88,003, $5,856 and $0 respectively.

For 2002, the Company recorded a decrease to additional paid in capital of $8,074 to reverse the benefit of net operating loss carryforwards generated as a result of stock option transactions. The Company will record benefits to additional paid in capital as they are realized pursuant to SFAS No 109.

(In thousands unless noted otherwise, except share and per share amounts)

9. Income Taxes (Continued)

For 2001 and 2000, the Company recorded a benefit of stock option exercises as a component of additional paid in capital of $11,605 and $48,012, respectively.

At December 31, 2002, the Company had approximately $22,894 of net operating loss carryforwards to offset against future income for federal income tax purposes, which expire from 2012 through 2020, and $5,063 for Oregon state income tax purposes, which expire in years 2013 through 2014. As stated above, these losses were generated as a result of stock option transactions; therefore the associated deferred tax asset has been reversed through a decrease to additional paid-in capital. Accordingly, the tax effect has been properly removed as a component of the deferred tax reconciliation.

The Company provided for deferred taxes on the non-repatriated earnings of its subsidiary in Costa Rica prior to fiscal 2000. This subsidiary benefits from a complete exemption from Costa Rican income taxes through 2003, 75% exemption through 2005, and 50% exemption thereafter through 2007. In 2000, the Company determined that its investment in Costa Rica was permanent and that its earnings are considered indefinitely reinvested; and, accordingly, no provision for United States federal and state income taxes has been provided for 2001 or 2002. In the event the Costa Rican subsidiary ever remits these earnings to the U.S. parent, the Company would be subject to U.S. federal and state income taxes. The estimated unrecognized deferred income tax liability on these unremitted earnings at December 31, 2002 and 2001 is approximately $39,600 and $34,300, respectively.

10. Commitments

The Company has entered into several lease agreements for buildings, office space and equipment (see Note 5). The Company is also subject to legal proceedings, claims and litigation arising in the ordinary course of business (see Note 17).

11. Concentration of Risk

Suppliers

The Company currently obtains some components, equipment and services for their products from limited or single sources. The Company purchases these components, equipment and services on a purchase order basis, does not carry significant inventories of components and does not have any long-term supply contracts with these vendors. Requirements of the Company are relatively small compared to silicon semiconductor manufacturers. Access to sufficient capacity from these vendors in periods of high demand may be limited, as the Company often does not account for a significant part of the vendor's business. If the Company were to change any of its sole or limited source vendors, it would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect its results of operations. In addition, reliance on these vendors may negatively affect the Company's production if the components, equipment or services vary in reliability or quality. If the Company is unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, results of operations could be harmed.

(In thousands unless noted otherwise, except share and per share amounts)

11. Concentration of Risk (Continued)

Credit Risk

The Company performs periodic credit evaluations of certain customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers. All of the Company's customers are in the communications markets.

Foreign Currency Exchange

At times the Company may engage in foreign exchange forward contracts to lock in the cost of foreign currency exposures for the purchase of equipment or raw materials denominated in foreign currencies. While these forward contracts are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. At December 31, 2002, the Company did not have any open foreign currency exchange contracts.

The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for trading purposes. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss. Gains and losses on instruments that hedge firm commitments are deferred and are included in the basis of the underlying hedged item.

12. Segment Information

The Company complies with Statement of Financial Accounting Standards No. 131 ("SFAS 131"), *Disclosures About Segments of an Enterprise and Related Information*. SFAS 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is considered to be the President and Chief Executive Officer (the "CEO"). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO receives certain disaggregated financial information for the Company's four markets: Wireless Phones, Infrastructure Networks, Optical Networks and Defense, and three operating units: Oregon, Texas and Sawtek.

The Company has aggregated its businesses into a single reportable segment as allowed under SFAS 131 because they have similar long-term economic characteristics, including average gross margin. In addition, they are similar in regards to (a) nature of products and production processes, (b) type of customers and (c) method used to distribute products. Accordingly, the Company describes its reportable segment as high-performance components and modules for communications applications. All of the Company's revenues result from sales in these product lines.

Revenues by business markets (as defined by the Company in 2002), as a percentage of total revenues for 2002 and 2001 were as follows: Wireless Phones, 45% and 35%, respectively; Infrastructure Networks, 31% and 35%, respectively; Optical Networks, 5% and 18%, respectively; and Defense, 19% and 12%, respectively. The Company did not have historical data for 2000 using the newly defined business markets. Revenues by business group (as defined by the Company) in 2000, as a percentage of revenues for 2000

12. Segment Information (Continued)

were as follows. Wireless Communications, 25%; Telecommunications and Data Communications, 9%; Foundry, 13%; Millimeter Wave Communications, 18% and SAW Filters, 35%.

Revenues outside of the United States, in thousands, were approximately $151,200, in 2002 of which revenues to Korea were approximately $34,900. In 2001 and 2000, revenues outside of the United States, in thousands, were approximately $147,500 and $231,800, respectively, of which revenues to Korea were $42,100 in 2001 and revenues to Canada were $66,100 in 2000. There were no other foreign countries to which revenues represented 10% or more of revenues.

Revenues are reported in the geographic areas where they originate. Transfers from the U.S. to Costa Rica are made on a basis intended to reflect the market price of the products. Transfers from the U.S. to Costa Rica are accounted for at amounts that are above cost and are consistent with rules and regulations of taxing authorities. Such transfers are eliminated in the consolidated financial statements.

Selected financial information by geographical area is summarized below (in thousands):

	Years ended December 31,							
	Revenues			Operating Income (Loss)			Total Assets	
	2002	2001	2000	2002	2001	2000	2002	2001
United States	$214,001	$292,746	$397,825	$(124,758)	$(57,977)	$142,813	$719,279	$ 921,008
Costa Rica	79,147	60,975	80,918	14,220	10,467	28,073	121,851	101,386
Transfers/Eliminations	(25,835)	(18,749)	(18,153)	(108)	(14)	—	(464)	(1,521)
Consolidated Results	$267,313	$334,972	$460,590	$(110,646)	$(47,524)	$170,886	$840,666	$1,020,873

To date, substantially all sales have been denominated in U.S. dollars. The functional currency for the Costa Rican operations is the U.S. dollar as sales, most material cost and equipment are U.S. dollar denominated. The impact of fluctuations of the local Costa Rican currency is not considered significant and is not hedged.

Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, were as follows:

	Years ended December 31,		
	2002	2001	2000
Customer A	—	—	12%
Customer B	10%	15%	13%
Customer C	16%	—	11%
Customer D	—	—	14%

Related receivables from such customers were 23% and 9% of trade accounts receivable at December 31, 2002 and 2001, respectively.

(In thousands unless noted otherwise, except share and per share amounts)

13. Employee Benefit Plans

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees in the United States. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. Company contributions to the 401(k) Plan were approximately $745, $2,226 and $5,592 in 2002, 2001 and 2000, respectively. The Company also has profit share and other benefit plans covering substantially all employees worldwide. The Company made contributions under these plans of approximately $211, $170 and $147 for 2002, 2001 and 2000, respectively.

In addition, the Company has established a stock ownership plan and stock purchase plan. Under an Employee Stock Ownership Plan for Sawtek employees, the Company made contributions of approximately $223, $237 and $251 during 2002, 2001 and 2000, respectively. Allocation to participants' accounts were 887,164 shares, 942,727 shares and 998,292 shares during 2002, 2001 and 2000, respectively. Under an Employee Stock Purchase Plan employees are able to purchase the Company's common stock at 85% of fair market value.

14. Stock Options

Stock Option Plans

Under the 1987 and 1996 Stock Incentive Programs and the 1998 Nonstatutory Stock Option Plan (the "Plans"), the Company has authorized the issuance of 11,386,612, 24,550,000 and 4,000,000 common shares, respectively, of which a total of 7,235,509 shares were available to grant as of December 31, 2002. The 1987 and 1996 Plans provide for the grant of incentive stock options to officers and other employees of the Company or any parent or subsidiary. The 1998 Plan provides for the grant of non-qualified stock options to non-officer employees of the Company. Subject to the discretion of the Board of Directors, options granted under the Plans generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a 10 year term.

The stock plans were amended in 2002 to provide that options granted thereunder must have an exercise price per share no less than 100% of the fair market value of the share price on the grant date.

With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The terms of all options granted under the Plans may not exceed 10 years. The fair value of each stock based compensation award is estimated on the date of grant using the Black Scholes option-pricing model assuming no dividend yield and the following weighted-average assumptions for stock based compensation awards:

	Stock Option Plans		
	2002	2001	2000
Risk-free interest rate	3.82%	4.56%	6.16%
Expected life in years	5.4	5.4	5.0
Expected volatility	97%	94%	86%
Per share weighted-average fair value	$ 5	$ 11	$ 30

(In thousands unless noted otherwise, except share and per share amounts)

14. Stock Options (Continued)

	Employee Stock Purchase Plans		
	2002	2001	2000
Risk-free interest rate	2.00%	3.49%	6.11%
Expected life in years	0.5	0.5	0.5
Expected volatility	95%	114%	123%
Per share weighted-average fair value	$ 2	$ 6	$ 37

Activity under the Company's stock option plans was as follows:

	Number of shares	Weighted-average exercise price
Options outstanding at December 31, 1999	16,149,485	$ 7.01
Options:		
Granted	4,196,537	40.56
Exercised	(3,373,416)	3.06
Canceled	(314,774)	22.37
Options outstanding at December 31, 2000	16,657,832	$15.98
Options:		
Granted	4,250,219	16.51
Exercised	(2,060,654)	3.59
Canceled	(1,184,993)	23.91
Options outstanding at December 31, 2001	17,662,404	$16.80
Options:		
Granted	4,355,426	6.88
Exercised	(1,128,666)	3.06
Canceled	(1,720,900)	21.87
Options outstanding at December 31, 2002	19,168,264	$14.94

(In thousands unless noted otherwise, except share and per share amounts)

14. Stock Options (Continued)

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2002:

Range of exercise prices	Number outstanding as of December 31, 2002	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable as of December 31, 2002	Weighted-average exercise price
$ 0.30 - 2.10	428,531	2.46	$ 1.29	428,531	$ 1.29
2.19 - 2.69	1,983,264	5.71	2.69	1,978,591	2.69
2.79 - 3.89	2,186,183	5.72	3.37	1,892,864	3.35
3.90 - 6.25	2,686,298	8.50	5.87	598,265	5.26
6.50 - 9.69	2,258,049	8.64	8.71	479,151	9.35
9.88 - 11.19	2,655,717	8.51	10.82	707,619	10.64
11.31 - 21.13	2,656,268	6.96	18.49	1,565,065	17.91
21.28 - 36.50	2,648,480	7.69	32.26	706,781	29.32
36.75 - 61.00	1,642,374	7.01	44.44	1,077,418	44.39
61.44 - 61.44	23,100	7.95	61.44	12,012	61.44
	19,168,264	7.32	$14.94	9,446,297	$13.20

15. Capital Structure

Preferred Shares Rights Agreement

On June 30, 1998, the Company adopted a Preferred Shares Rights Agreement (the "Agreement"). Pursuant to the Agreement, rights were distributed as a dividend at the rate of one right for each share of TriQuint common stock, par value $0.001 per share of the Company held by stockholders of record as of the close of business on July 24, 1998. The rights will expire on June 29, 2008, unless redeemed or exchanged. Initially, under the Agreement, each right entitled the registered holder to buy one share of preferred stock for $20.83. On April 5, 2000, the Company approved an amendment to the Agreement to increase the per unit price to $200.00. These prices are reflective of all stock splits. The rights will become exercisable only if a person or group (other than stockholders currently owning 15% of the Company's common stock) acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

16. Impairments

During 2002, the Company recorded charges of $94,740 for impairment of long-lived assets and goodwill to reduce the carrying value for which market values were impaired due to current and projected market conditions resulting in excess capacity. These charges were comprised of:

- The impairment of property, plant and equipment for which carrying value exceeded fair value by $48,983 as supported by independent appraisal. This impairment charge related to excess facility space and equipment in the Company's Oregon operation.

(In thousands unless noted otherwise, except share and per share amounts)

16. Impairments (Continued)

- An impairment charge of $5,829 resulting from a decision to abandon certain production assets associated with one of the Company's 6-inch wafer production lines at the Richardson facility.
- An impairment charge of $30,973 related to the evaluation of the carrying value of the goodwill associated with recent acquisitions. The Company determined that an impairment of this nature existed due to the impairment of the carrying value of the assets assigned to the Oregon operating unit, an event requiring the evaluation of the goodwill associated with these acquisitions assigned to this operating unit. The impairment was determined based upon the Company's estimate of fair value of the Oregon operating unit. In addition, other intangible assets related to these acquisitions were reduced by $8,954 to decrease their carrying value to market value as determined through a present value analysis similar to that prepared for the original purchase price allocation.

Additionally during 2002 and 2001, the Company recorded a charge of $23,778 and $15,057 related to a decline of the carrying value of certain privately held investments. These investments were in small companies whose valuations declined significantly based on factors such as current equity offerings, projected financial conditions and decline in market value of similar companies.

During 2001, the Company recorded an impairment charge of $76,933 associated with certain long-lived assets due to current and projected market conditions. The amount by which the carrying value of these assets exceeded fair value was determined through independent appraisal. In addition, the Company recorded a charge of $15,057 during 2001 for a decline in carrying value of certain privately held investments based on the evaluation of factors such as current equity offerings, projected financial conditions and the decline in market value of similar companies.

17. Litigation

On February 7, 2003, a stockholder class action lawsuit was filed against the Company's wholly-owned subsidiary Sawtek Inc. and certain of its former executives in the United States District Court for the Middle District of Florida. The Company believes this suit is without merit and intends to vigorously defend itself against the charges.

On or about December 2, 2002, the Company filed a lawsuit in the amount of approximately $2,827 against Finisar Corporation in Multnomah County Circuit Court of Oregon. The lawsuit alleges that Finisar has failed to pay the Company for semiconductor wafers delivered between September 2000 and December 2001. Finisar alleges claims for breach of contract, breach of warranty, negligence, and restitution, seeking damages in the amount of approximately $13,000. The Company denies the counterclaim allegations and intends to vigorously defend itself against them. The parties are currently engaging in discovery and no trial date has been set.

From time to time, the Company is involved in judicial and administrative proceedings incidental to the Company's business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position or results of operations.

18. Subsequent Events

On January 3, 2003, the Company completed the acquisition of a substantial portion of the optoelectronics business of Agere Systems Inc. ("Agere") for $40 million in cash. The transaction includes the

18. Subsequent Events (Continued)

products, technology and some facilities related to Agere's optoelectronics business, which includes active and passive components, amplifiers, transceivers, transponders and other products. This business will expand the current business of designing and producing integrated circuits for optical networks to designing and producing the optical modules and components that the Company's integrated circuits go into.

Through a transitional manufacturing agreement, Agere will supply components for the Company for a short period following the close of the transaction to ensure seamless service to customers. The majority of these components will be manufactured in Agere's Breinigsville, Pennsylvania facility, which the Company will acquire following the transition period. As part of the acquisition, the Company assumed operation of the back-end assembly and test operations associated with these components at a leased facility in Matamoros, Mexico.

TRIQUINT SEMICONDUCTOR, INC.

Schedule II—Valuation and Qualifying Accounts

(in thousands)

Years ended December 31,	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
2000				
Allowance for doubtful accounts	$ 1,417	$ 731	$ (393)	$ 1,755
Inventory valuation reserve	7,265	4,689	(1,309)	10,645
Estimated liability for warranty	1,191	690	(616)	1,265
2001				
Allowance for doubtful accounts	$ 1,755	$ 854	$ (44)	$ 2,565
Inventory valuation reserve	10,645	15,898	(6,372)	20,171
Estimated liability for warranty	1,265	727	(415)	1,577
2002				
Allowance for doubtful accounts	$ 2,565	$ 1,424	$ (122)	$ 3,867
Inventory valuation reserve	20,171	1,349	(1,734)	19,786
Estimated liability for warranty	1,577	1,388	(806)	2,159

DIRECTORS

STEVEN J. SHARP
Chairman of the Board, TriQuint Semiconductor, Inc.

RALPH G. QUINSEY
President and
Chief Executive Officer
TriQuint Semiconductor, Inc.

FRANCISCO ALVAREZ
Retired Executive of Intel Corporation

PAUL A. GARY
Retired Executive of Lucent Technologies Inc.

CHARLES SCOTT GIBSON
Consultant

NICOLAS KAUSER
Retired Executive of AT&T Wireless

STEVEN P. MILLER
Co-Founder, Sawtek Inc.

WALDEN C. RHINES
Chairman of the Board and Chief Executive Officer,
Mentor Graphics Corporation

EDWARD TUCK
General Partner, Kinship Venture Management, LLP

WILLIS C. YOUNG
Retired Senior Partner, BDO Seidman, LLP

ANNUAL MEETING

The Company's Annual Meeting of Stockholders for the year ended December 31, 2002 will be held on Wednesday, May 21, 2003 at 1:30 p.m. (local time) at the offices of TriQuint Semiconductor – Texas, located at 500 Renner Road, Richardson, Texas 75080.

CORPORATE HEADQUARTERS

2300 NE Brookwood Parkway
Hillsboro, Oregon 97124
Phone: (503) 615-9000
Fax: (503) 615-8900
Web site: www.triquint.com

OPERATING SUBSIDIARIES

SAWTEK INC.

TRIQUINT OPTOELECTRONICS, INC.

TRIQUINT SEMICONDUCTOR GmbH

TRIQUINT SEMICONDUCTOR TEXAS LP

INVESTOR RELATIONS

Heidi Flannery
(503) 203-8808

TRANSFER AGENTS

COMMON STOCK:
Mellon Investor Services LLC
Seattle, Washington

CONVERTIBLE SUBORDINATED NOTES:
State Street Bank and Trust Company
Los Angeles, California

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Portland, Oregon

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California

EXECUTIVE OFFICERS

RALPH G. QUINSEY
President and
Chief Executive Officer

RAYMOND A. LINK
Vice President – Finance and Administration, Chief Financial Officer, and Secretary

BRIAN P. BALUT
Vice President – Sales and Marketing

THOMAS V. CORDNER
Vice President – TriQuint Texas

BRUCE R. FOURNIER
Vice President – TriQuint Oregon

DAVID N. MCQUIDDY, JR.
Vice President – TriQuint Texas

J. DAVID PYE
Vice President – TriQuint Oregon

GLEN A. RILEY
Vice President and General Manager – TriQuint Optoelectronics, Inc.

RONALD R. RUEBUSCH
Vice President – TriQuint Oregon

J. MICHAEL SANNA
Vice President – TriQuint Texas

AZHAR WASEEM
Vice President – Sawtek Inc.

STEPHANIE J. WELTY
Vice President – Finance and Assistant Secretary


TriQuint
SEMICONDUCTOR

2300 NE Brookwood Parkway, Hillsboro, Oregon 97124
Telephone: 503-615-9000 Fax: 503-615-8900 Web: www.triquint.com